Exhibit 99.1

HESAI

Hesai Group

禾賽科技*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code : 2525



2025 ANNUAL REPORT

* For identification purpose only

CONTENTS



Financial Summary

Results	2022	Year ended December 31, 2023	2024	2025
		(RMB, in thousands)		
Total revenue	1,202,670	1,876,989	2,077,157	**3,027,573**
Total cost of sales	(730,683)	(1,215,611)	(1,192,572)	**(1,762,477)**
Total operating expenses	(850,204)	(1,232,969)	(1,089,493)	**(1,096,343)**
Income (Loss) before income tax and share of loss in equity method investments	(300,786)	(475,265)	(101,233)	**466,789**
Net income (loss)	(300,765)	(475,968)	(102,376)	**435,880**
Comprehensive profit (loss) attributable to owners of the Company	(312,838)	(433,920)	(83,841)	**385,435**

Assets and Liabilities	2022	As of December 31, 2023	2024	2025
		(RMB, in thousands)		
Assets				
Current assets	3,135,111	4,397,609	4,682,656	**7,069,163**
Non-current assets	704,285	1,264,934	1,306,955	**4,192,115**
Total assets	3,839,396	5,662,543	5,989,611	**11,261,278**
Liabilities				
Current liabilities	955,538	1,335,101	1,628,940	**1,895,335**
Non-current liabilities	42,125	465,124	428,940	**407,189**
Total liabilities	997,663	1,800,225	2,057,880	**2,302,524**

Note:

The consolidated results of the Group for the four years ended December 31, 2022, 2023, 2024 and 2025 and the consolidated assets and liabilities of the Group as at December 31, 2022, 2023, 2024 and 2025 have been extracted from the published audited consolidated financial statements. The summary above does not form part of the audited consolidated financial statements.

Forward-Looking Statements

This annual report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "confident," "potential," "continue" or other similar expressions. Among other things, the business outlook and quotations from management in this annual report, as well as the Company's strategic and operational plans, contain forward-looking statements. Statements that are not historical facts, including but not limited to statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, financial condition and results of operations; expected changes in the Company's revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS and Robotics industries; the market for and adoption of lidar and related technology; the Company's ability to produce high-quality products with wide market acceptance; the success of the Company's customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company's ability to introduce new products that meet its customers' requirement; the Company's expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company's industry; the Company's ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company's industry; the Company's ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this annual report and in the attachments is as of the date of this annual report unless otherwise indicated, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. In the event of any inconsistency between the English version of this annual report and its Chinese translation, the English version of this document shall prevail unless otherwise stated.

Business Overview and Outlook

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2025

- **ADAS lidar shipments** in the full year of 2025 were 1,381,133 units, representing an increase of 202.6% from 456,386 units in 2024.

- **Robotics lidar shipments** in the full year of 2025 were 239,273 units, representing an increase of 425.8% from 45,503 units in 2024.

- **Total lidar shipments** in the full year of 2025 were 1,620,406 units, representing an increase of 222.9% from 501,889 units in 2024.

- **Net revenues** were RMB3,027.6 million (US$432.9 million)[1] for the full year of 2025, representing an increase of 45.8% from RMB2,077.2 million for the prior year.

- **Gross margin** was 41.8% for the full year of 2025, compared with 42.6% for the prior year.

- **Income from operations** was RMB168.8 million (US$24.1 million) for the full year of 2025, compared with loss from operations of RMB204.9 million for the prior year. Excluding share-based compensation expenses, non-GAAP[2] income from operations was RMB283.4 million (US$40.5 million) for the full year of 2025, compared with non-GAAP loss from operations of RMB88.8 million for the prior year.

- **Net income** was RMB435.9 million (US$62.3 million) for the full year of 2025, compared with net loss of RMB102.4 million for the prior year. Excluding share-based compensation expenses, non-GAAP net income was RMB550.5 million (US$78.7 million) for the full year of 2025, representing an increase of 3,922.0% from RMB13.7 million for the prior year.

- **Basic and diluted net income per ordinary share** were RMB3.13 (US$0.45) and RMB2.98 (US$0.43), respectively, for the full year of 2025. Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ordinary share were RMB3.96 (US$0.57) and RMB3.76 (US$0.54), respectively, for the full year of 2025.

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[1] All translations from RMB to US$ as of and for the year ended December 31, 2025 were made at the exchange rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board.

[2] See "Use of Non-GAAP Financial Measures" included in this annual report for further details.

Business Overview and Outlook

MANAGEMENT COMMENTARY

"2025 was a landmark year as Hesai became the first lidar company to achieve full-year GAAP profitability, while also ranking No.1 in 2025 with over 40% share of the long-range automotive lidar market, according to Gasgoo." said Dr. Yifan "David" Li, Hesai's Co-Founder and CEO. "As lidar emerges as the 'invisible airbag' for ADAS safety, we have secured design wins with all top ten Chinese OEMs, expanded into the sub-RMB100,000 mass market, captured the multi-lidar L3 inflection point, and accelerated global expansion through partnerships with NVIDIA and others. These milestones are structurally increasing lidar content per vehicle and broadening our total addressable market. Beyond automotive, substantial opportunities are also opening up, where Hesai ranked No.1 across major robotics submarkets, such as humanoid and quadruped robots, robotaxis, robovans, and robotic lawn mowers, according to GGII, Yole Group, and Frost & Sullivan. To fully capitalize on the surging demand across both ADAS and Robotics, we are scaling our annual production capacity to over 4 million units in 2026."

Dr. Li continued, "As the AI-driven Fourth Industrial Revolution accelerates, Hesai is positioning to become the key enabler of Physical AI – digitizing the real world, redefining how humans and robotics perceive and act. Over the coming months, we will launch new flagship products, each targeting an addressable market worth trillions of RMB, bringing this vision to life and laying the groundwork for our next decade of growth."

"2025 marked a significant milestone for us in both the scale and quality of our financial performance," said Mr. Andrew Fan, Hesai's CFO. "We delivered record net revenues of over RMB3 billion (US$433 million), up 46% year-over-year, while tripling total shipments to over 1.6 million units. Importantly, we also achieved industry-first full-year GAAP net income of RMB436 million (US$62 million) and non-GAAP net income of RMB551 million (US$79 million) in 2025, driven by robust revenue growth, disciplined cost management, and improved operating leverage through AI-enabled efficiency gains across R&D, manufacturing, and operations. We have also delivered GAAP net income for three consecutive quarters and non-GAAP net income for five consecutive quarters. Alongside this, we recorded three consecutive years of positive operating cash flow, while our net assets grew to around RMB9 billion (US$1.3 billion)."

Mr. Fan added, "2026 marks a bold new chapter for Hesai. We are raising our outlook for lidar shipments to 3 to 3.5 million units, and will soon launch breakthrough new products that unlock future opportunities, and further advance our vision to empower robotics and elevate lives."

RECENT DEVELOPMENTS

- **Business Updates**

  o **Global：**

    - Selected as the primary lidar partner for the NVIDIA DRIVE Hyperion 10 platform, positioning Hesai as the default turnkey lidar solution for OEMs building autonomous driving systems on NVIDIA, and joined the NVIDIA Halos AI Systems Inspection Lab to further advance safety in autonomous vehicles and robotics.

    - Partnered with Grab as Hesai's exclusive distributor in Southeast Asia, leveraging its scale and network to rapidly expand regional access to Hesai's high-quality lidars.

Business Overview and Outlook

- Accumulated 2,071 lidar patents[3] as of 2025. With this robust portfolio, Hesai ranks No.1 globally according to KnowMade, a Yole Group company, further reinforcing Hesai's leadership in lidar innovation.

  o **Domestic:**

  - Secured ADAS design wins with 40 automotive brands globally across over 160 vehicle models, including all top ten OEMs in China. The addition of new customers in the fourth quarter and recently – including BAIC and FAW Bestune – further strengthened the Company's presence among leading OEMs.

  - Secured multi-lidar design wins with Li Auto, Xiaomi, and Changan, with start of production ("**SOP**") planned for 2026-2027. Multi-lidar models typically feature 3 to 6 lidars per vehicle.

  - Selected by Unitree to equip JT128 lidar in all of its humanoid robots featured at the 2026 Spring Festival Gala (China's largest annual broadcast with peak viewership of 400 million), enabling the precise execution of a complex, synchronized Chinese Kung Fu performance.

  - Secured a design win for NIU Technologies' next-gen electric two-wheel model, marking a new application of FTX lidar and opening the electric two-wheel market to automotive-grade 3D perception.

  - Signed orders with clients including Dreame and MOVA for robotic lawn mower lidars, representing a backlog of over 10 million lidar units, with strong follow-on potential as deployments scale.

  - According to Gasgoo, GGII, Yole Group, and Frost & Sullivan, ranked No.1 in the long-range automotive lidar market, as well as across major robotics submarkets, including:

    ➢ Humanoid & quadruped robots (new orders from companies such as Unitree, HONOR Robot, Galbot, Magiclab and Vita Dynamics);

    ➢ Robotaxis (new orders from companies such as Pony.ai, WeRide, Baidu Apollo Go, DiDi, and other global players across North America, Asia, and Europe);

    ➢ Robovans (new orders from companies such as Zelos, Neolix and Meituan);

    ➢ Robotic lawn mowers (new orders from companies such as Dreame, MOVA, and Nexlawn).

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[3]   Including patents granted and pending patent applications.

Business Overview and Outlook

- ***Product Updates***:

    o Launched the FMC500 system-on-chip ("**SoC**") in November 2025, a dedicated lidar master control chip integrating MCU, FPGA, and ADC with on-chip functional safety and cybersecurity. The revamped version of ATX lidar (up to 256 channels), powered by this SoC, is expected to start SOP in April 2026.

    o Released patented "Photon Isolation" technology, which eliminates interference between laser channels and is now fully integrated across Hesai's flagship lidar products, delivering best-in-class safety and reliability.

Hesai announces favorable resolution of IP dispute and reaffirms its commitment to innovation and R&D

On September 15, 2025, the arbitral tribunal issued a confidential final decision confirming its interim decision and awarding the Company approximately US$6.4 million in costs and fees, which the Company received from Ouster during the fourth quarter of 2025.

BUSINESS OVERVIEW

Hesai Technology is a leading LiDAR company globally in terms of commercialization and financial performance. Hesai Technology has paved the way for LiDARs from technology innovation to mass production and widespread application, driving the evolution of intelligent vehicles.

We believe there are three attributes critical to the further improvement of penetration rate of LiDARs: Performance[1], Quality[2], and Cost[3]. Hesai Technology's current market position reflects its ability to address these key factors effectively. Depending on the scenario or the application, Hesai Technology's customers have varying needs. Its ADAS customers generally have strict requirements on all three aspects, especially on Cost. For the Robotics market, its customers demonstrate varying levels of cost sensitivity depending on the application, including Robotaxi, lawn mowing robots, delivery robots, autonomous mobile robots, and humanoid robots. For example, its Robotaxi customers are less Cost-sensitive as they prioritize higher Performance and Quality, which are critical to the successful development and safe operation of full autonomous driving solutions. Hesai Technology designs and manufactures LiDARs to enhance each of the three elements, while striking what it believes is the optimal balance for different applications and industries, which has led to Hesai Technology's continued success in each of its submarkets.

[1] "Performance" refers to the explicit specifications of a LiDAR unit that directly reflect its performance, including detection range (for example, 200 meters or longer at 10% reflectivity), point density (number of points generated per second, which is horizontal resolution times vertical resolution, multiplied by frame rate), distance accuracy and precision, reflectivity accuracy, and interference rejection, among others.

[2] "Quality" refers to the implicit aspects of a lidar unit that represent its ability to perform consistently under a variety of circumstances over time, including robustness under extreme operating temperatures, different levels of humidity, waterproof levels, and mechanical shocks and stresses. Quality also represents a product's manufacturing consistency, functional safety (typically ASIL-B), and viability as an automotive-grade component.

[3] "Cost" refers to the per unit price for each lidar unit. Customers of lidar units for different applications and industries have varying levels of cost sensitivity, which is usually influenced by factors such as timeline for mass adoption, volume of units needed and business models of the target application, among others.

Business Overview and Outlook

Solutions and Products

Based on Hesai Technology's proprietary technology, the Group has developed and produced a full range of LiDAR products to suit the various needs of its customers. Its LiDAR products cater to short-, medium-, and long-range applications, with industry-leading detection range, resolution, interference rejection technology, and reliability.

The following table presents its selected key product series:

	AT Series	ET Series [1]	FT Series [1]	Pandar Series	OT Series	XT Series	QT Series	JT Series
Application	ADAS – long range detection	ADAS – long range detection	ADAS – blind spot detection	Robotics – long-range detection	Robotics – long-range detection	Robotics – mid-range detection	Robotics – blind-spot detection	Robotics – short-range 3D detection
Release date	July 2021	April 2023	November 2022	April 2017	September 2024	October 2020	January 2020	January 2025
Operating principle	Time of Flight (ToF) [4]	ToF	ToF	ToF	ToF	ToF	ToF	ToF
Type	Hybrid Solid State	Hybrid Solid State	Solid State	Mechanical	Mechanical	Mechanical	Mechanical	Mechanical
Channel	up to 1440	up to 2160	–	up to 128	128	up to 32	up to 128	up to 256
Range [2]	up to 300 m	up to 400 m	up to 30 m	up to 200 m	up to 200 m	up to 300 m	up to 20 m	up to 60 m
Point cloud frequency	up to 34 million points/second	up to 5.60 million points/second	up to 0.49 million points/second	up to 3.46 million points/second	3.46 million points/second	up to 0.64 million points/second	up to 1.15 million points/second	up to 1.15 million points/second
FOV [5] (vertical)	up to 25.4°	up to 20°	up to 140°	40°	40°	up to 40.3°	up to 105°	up to 189°
FOV (horizontal)	up to 120°	120°	up to 180°	360°	360°	360°	360°	360°
Resolution (vertical)	up to 0.0125°	0.05° finest	up to 0.56°	up to 0.125° finest	0.125° finest	up to 1°	up to 0.4° finest	up to 0.74°
Resolution (horizontal) [3]	up to 0.05°	0.05° finest	up to 0.56°	up to 0.1° finest (10 Hz frame rate)	0.1° finest	0.18° (10 Hz frame rate)	up to 0.4° finest (10 Hz frame rate)	up to 0.4°
Interference rejection technology	√	√	√	√	√	√	√	√
Intelligent point cloud engine	√	√	√	√	√	√	√	√
ASIC-based one dimensional electronic scanning	√	√	√	X	√	√	√	√
VCSEL technology	√	√	√	X	√	X	√	√
ASIC approach	√	√	√	X	√	√	√	√
Minimum Power consumption	8 W	11 W	<6 W	18 W	29 W	10 W	10 W	<8W

Notes:

(1)   Specifications are customizable per customers' needs.

(2)   Range data is at 10% reflectivity circumstance. Reflectivity refers to the ratio of the energy of the light reflected from a surface to the energy possessed by the light striking the surface.

(3)   Resolution data is at 10 Hz frame rate circumstance.

Business Overview and Outlook

(4)   ToF refers to a method for measuring the distance between a sensor and an object, based on the time difference between the emission of the laser pulse and its return to the sensor, after being reflected by an object.

(5)   FOV refers to field of view.

Advanced Driver-Assistance Systems (ADAS)

Today, automobile manufacturers have begun to integrate LiDARs into ADAS to better visualize the changing environments encountered by their vehicles. LiDARs for ADAS share certain requirements with LiDARs for Robotics, such as detection range and resolution. For L2 ADAS, vehicles are typically equipped with one forward-facing long-range primary LiDAR for adaptive cruising and traffic assist functions. For L3 ADAS, vehicles are typically equipped with three to six LiDARs, including forward-facing long-range and blind-spot LiDARs, to enable 360-degree perception coverage. In addition, automobile manufacturers and Tier 1 suppliers require LiDARs with proper form factors to be embedded into their vehicles, in addition to automotive grade reliability and robustness.

Hesai Technology's AT series, ET series and FT series are its breakthrough products mainly for the ADAS market.

AT Series. Hesai Technology's AT series is its automotive grade, long-range hybrid solid-state main LiDAR designed for ADAS series production vehicles, featuring cutting-edge LiDAR technology for enhanced reliability and performance. This series is primarily designed for use in L2 and L3 ADAS systems and has also been adopted in certain L4 autonomous driving applications. As of the date of this annual report, ATX is the representative products in Hesai Technology's AT series.

*   *ATX*. First released in April 2024 and commenced SOP in January 2025, ATX is Hesai Technology's new ultra-compact high-performance long-range ADAS LiDAR based on its market-validated one-dimensional scanning architecture. ATX incorporates state-of-the-art technological features such as 7x optical zoom, setting it apart as a unique and innovative offering in the market. With optimized optical and mechanical design, the ATX boasts a maximum detection range of 300 meters and a detection range of 230 meters at 10% reflectivity with a 120° horizontal field of view for expansive visibility of complex road conditions such as nearby vehicles or pedestrians. It can reach a resolution up to 0.08° (horizontal) × 0.05° (vertical).

ET Series. Hesai Technology's ET series addresses the challenge of miniaturizing high-performance, long-range LiDAR. ET series are designed for use in L2 and L3 ADAS systems. ETX is Hesai Technology's representative product in the ET series.

*   *ETX*. ETX is a high-performance long-range LiDAR designed for L3 and L4 autonomous driving. It features our proprietary optical vector chip, which enables Class 1 eye safety while delivering up to 400 meters detection range at 10% reflectivity. ETX has channels up to 2160. It has a window height of only 32mm, enabling in-cabin integration behind the windshield. ETX has a power consumption of 11W and a weight of 600g. We expect mass production and delivery by the end of 2026, and ETX has already secured multi-year design wins from top European automakers.

FT Series. Hesai Technology's FT series is its short-range LiDAR, designed for blind spot detection to accommodate the challenges that autonomous vehicles face within their perception system. Hesai Technology's FT series is primarily designed for use in L2 and L3 ADAS systems, and has also been adopted in L4 autonomous driving and various robotic applications. FTX is Hesai Technology's representative product in the FT series.

Business Overview and Outlook

- *FTX.* Launched at the CES in January 2025, FTX is a next-generation automotive grade solid-state LiDAR. It carries the upgraded ASICs and supports a maximum field of view of 180° (horizontal) × 140° (vertical), giving it the largest field of view in the world for an automotive-grade solid-state LiDAR. FTX's range can reach 30 meters at 10% reflectivity with outstanding resolution, achieving a point rate of 492,000 points per second, over 2.5 times higher than FT120.

Robotics

LiDAR is essential to autonomous vehicle fleet, as it is one of the most reliable ways of identifying distances and shapes of objects. In contrast to cameras that require deep learning algorithms to detect objects and determine their distances to vehicles, which may be unreliable, LiDAR can measure distances to objects directly by sending and receiving laser pulses. LiDARs sense and construct a three-dimensional view of the surrounding environment in real time, through measuring millions of points per second. Autonomous vehicle fleets analyze the point clouds generated by LiDARs to accurately perceive the surroundings and safely navigate themselves. The ability to identify objects and gauge their distance is a key benefit of using LiDAR, and LiDAR products with a high level of accuracy and reliability can greatly improve safety.

Hesai Technology's LiDAR product lines for autonomous vehicle fleet primarily include the Pandar series and the QT series. Its customers typically purchase both product lines for these applications. In September 2024, Hesai Technology launched its breakthrough product OT128, which further reinforces its position in the industry.

Pandar Series. Hesai Technology's Pandar series is its innovative LiDAR featured uneven channel distribution that optimized channel density to enable higher resolution at core viewing areas. Pandar series are for automotive volume production and offer ideal solutions for L4 autonomous driving applications. Pandar128 is Hesai Technology's representative product in the Pandar series.

- *Pandar128.* Launched in September 2020, Pandar128 is a mechanical LiDAR product designed for long-range detection. The 128-channel 360-degree surrounding view LiDAR features unrivaled detection range and point density, with a detection range of 200 meters at 10% reflectivity, a point rate of 3.45 million points per second and a resolution up to 0.1° (horizontal) × 0.125° (vertical), enabling superb perception over an extended range and provide self-driving systems with longer reaction time that is critical for safe operation at medium-to-high driving speeds. Pandar128 also offers a higher level of ingress protection, helping ensure reliability in all weather conditions. Despite doubling the number of channels of its predecessor, Pandar64, Pandar128 retains a similar compact form factor, enabling seamless integration into a vehicle's exterior for a more aesthetic configuration.

OT Series. Hesai Technology's OT series is its 360° mechanical automotive-grade long-range LiDAR product designed for scalable deployment in Robotaxi and industrial applications. It can be used in a wide range of application scenarios, including L4 autonomous driving, smart factories, port logistics automation, and industrial applications. OT128 is Hesai Technology's representative product in the OT series.

- *OT128.* OT128 was launched in September 2024. While most industry peers apply ASIC approach only to their ADAS LiDAR products, Hesai Technology has achieved a breakthrough by successfully migrating the ASIC-based architecture to mechanical LiDAR product. This innovation makes OT128 highly scalable for autonomous driving commercialization while delivering industry-leading performance. OT128 boasts a point rate of 3.45 million per second and a 200 meter detection range at 10% reflectivity. It can achieve a horizontal field of view of 360° and a resolution up to 0.1° (horizontal) × 0.125° (vertical).

Business Overview and Outlook

QT Series. Hesai Technology's QT series is its ultra-wide view short-range mechanical LiDAR designed for blind spot coverage on L4 autonomous driving applications such as Robotaxis and Robotrucks, as well as industrial applications. QT128 is Hesai Technology's representative product in the QT series.

- *QT128*. Launched in January 2022, QT128 is an upgraded model of Hesai Technology's original QT64, offering a cutting-edge answer to blind spot detection. It features a wide vertical field of view of 105°, which is ideal for covering vehicle blind spots. It also features enhanced short-range performance to detect objects as near as 0.1 meters at 10% reflectivity, and an optimized 0.4° finest vertical resolution.

The rest of the Robotics market includes robotics and other non-automotive industries, including embodied intelligence, warehousing and logistics, industrial manufacturing and smart agriculture. Hesai Technology's customers in these industries install LiDARs on humanoid robots, quadruped robots and unmanned vehicles for autonomous navigation, collision avoidance, and spatial perception. Hesai Technology's LiDAR products empower participants in these markets by providing reliable perception solutions at competitive costs.

XT Series. Hesai Technology's XT series is a cost-effective and power-efficient solution designed for multiple applications, including automated warehousing, logistics, Robotics, spatial perception, and low-to-medium-speed autonomous driving. For these scenarios, sensors require a careful balance between Performance, Quality, and Cost. The XT series was developed to address these specific industrial needs. XT32 is Hesai Technology's representative product in the XT series.

- *XT32.* Launched in September 2020, the 32-channel mid-range mechanical XT32 is Hesai Technology's first product with its proprietary ASIC, and its flagship product for delivery robots and spatial perception market. It can achieve a detection rage of 120 meters at 10% reflectivity, a horizontal field of view of 360° and a resolution up to 0.18° (horizontal) × 1° (vertical).

JT Series. Hesai Technology's JT series features mini three-dimensional mechanical LiDARs designed for Robotics and industrial applications, including service robots, mobile robots, delivery robots, cleaning robots, and lawn mowing robots. Compact and lightweight, the miniature JT series ensures the LiDAR is easily installed and concealed in diverse Robotics applications. JT128 is Hesai Technology's representative product in the JT series.

- *JT128*. Launched in January 2025, JT128 leverages its world's widest hyper – hemispherical field of view at 360° (horizontal) × 189° (vertical), enabling exceptional spatial perception range with one single unit, as well as enhanced environmental perception and dynamic detection. Integrated with Hesai Technology's proprietary ASIC, JT128 can achieve a detection rage of 40 meters at 10% reflectivity. As of the date of this annual report, JT16, a lower-channel-count version of JT128, has commenced delivery for use in autonomous lawn mower applications.

Other Products

In addition to LiDAR products, Hesai Technology offers gas sensors to remotely detect methane leaks. These feature high gas detection sensitivity with configurable detection frequency and support real-time data and visual reports through the corresponding mobile app. It also offers oxygen sensors for high-end medical ventilators using similar technologies.

Business Overview and Outlook

Innovative LiDAR Technology

Hesai Technology's core LiDAR technologies include its ASIC-based architecture, system-level know-how, and automotive grade production. It also has other innovative technologies, including interference rejection technology and intelligent point cloud engine (IPE), that further enhance the performance and reliability of its LiDARs.

ASIC Approach and ASIC-based Architecture

LiDARs are highly sophisticated instruments, primarily consisting of:

- *TX/RX system*, or the laser transmitter (TX) and receiver (RX) system, the heart of a LiDAR product, as it determines the key LiDAR specifications such as detection range, precision, and point cloud density, among others. The transmitter generates and sends out laser pulses or light signals into the environment; the receiver detects the reflected laser pulses that return after hitting an object or surface;

- *Scanning system*, which combines the vertical and horizontal angles created by the laser beam to calculate a three-dimensional XYZ coordinate position for each point to produce a set of three-dimensional coordinate measurements; and

- *Other supporting system*, including optics, mechanical structures, circuits, and firmware, among others.

Hesai Technology sets itself apart early by pioneering an ASIC approach, which consolidates and integrates hundreds or even thousands of discrete components into a single or a few chips. The ASIC approach simplifies product architecture, optimizes design, which thereby boosts automation in production and lowers manufacturing costs. Since early stages of its development, Hesai technology has been committed to the inhouse R&D of key components and chips for LiDAR. This extensive industry know-how and insights paved the way for Hesai becoming the first to successfully implement ASIC approach for both the TX module and the RX module, i.e., the TX/RX system.

Since the launch of its first-generation ASIC in October 2020, Hesai Technology has always been committed to advancing LiDAR technology and have successfully developed and released four generations of ASICs, each with improved integration and performance and reduced production costs. In 2024, Hesai Technology successfully launched its state-of-the-art fourth-generation ASIC, which enables single-board integration of 512 channels and 24.6 billion sampling per second. This advanced ASIC supports a maximum detection range of 500 meters and achieves a point cloud frequency of 12.3 million points per second, while realizing an 85% reduction in single-point ranging power consumption.

By the end of 2025, 16 of Hesai Technology's proprietary chips have obtained AEC-Q automotive-grade certification, with cumulative deliveries reaching 185 million units. Its industry-leading fourth-generation ASICs consolidate all seven key components into chips, namely, lasers, detectors, laser drivers, analog front-end, analog-to-digital converters, digital signal processors, and controllers.

Business Overview and Outlook

By adopting the ASIC approach, Hesai Technology has developed an innovative and distinctive ASIC-based architecture, which features advanced technologies as follows, taking bold steps that others hesitated to pursue:

* *Highly integrated TX/RX architecture*. where hundreds of channels are integrated onto a few circuit boards, largely simplifying the traditional LiDAR architecture, improving product performance and quality while reducing manufacture complexity and cost;

* *Utilizing VCSELs for long-range application*. Traditionally, VCSELs were limited to short-range applications due to their low power density and restricted range. However, Hesai Technology's proprietary high-power VCSEL is utilized in long-range automotive LiDAR applications, which are more cost – efficient, achieving an optimal balance of performance, quality, and cost; and

* *ASIC-based one-dimensional electronic scanning scheme*. While many peers have adopted two-dimensional scanning, we implement one-dimensional electronic scanning on ASICs. The combination of one-dimensional scanning with rotational mirror in horizontal direction and ASIC-based solid-state electronic scanning in vertical direction provides reliable performance, significantly reduces power consumption, and minimizes optical crosstalk. This approach enhances point cloud image quality, offering a leading combination of long detection range, high image quality, reliability, and cost and power efficiency.

Hesai Technology's ASIC-based architecture has established itself as a mainstream technology pathway. Major industry players have been shifting from their original technological approaches to adopt a LiDAR architecture similar to Hesai Technology's ASIC-based design in their latest products.

ASIC approach simplifies product architecture, optimizes design and generally have following key advantages:

* *Performance Improvements*. ASICs allow for application customization, reduced power consumption, and optimized signal processing tuning by leveraging architectures tailored for LiDAR applications, streamlined circuit design, and system-level signal optimization capabilities. These advantages are exemplified in Hesai Technology's first generation flagship ASIC-based LiDAR, AT128. The introduction of AT128 not only addresses the market gap for high-performance yet cost-effective LiDAR solutions, but also advances autonomous driving perception systems toward higher accuracy and enhanced reliability. AT128 leverages ASIC-based technology to integrate 128 VCSEL laser arrays, enabling genuine 128-channel scanning. Prior to AT128, similar technological architecture was only capable of achieving a modest 16-line scanning. Higher channel count allows AT128 to achieve ultra-high angular resolution and supports over a million point cloud outputs per second, enhancing the granularity and real-time performance of environmental perception. AT128 achieves effective range of over 200 meters under 10% reflectivity conditions, allowing vehicles to detect distant obstacles early in highways and providing more time for decision-making and response;

Business Overview and Outlook

- *Cost Optimization*. ASIC approach significantly reduces the number of components in a LiDAR product. The simplified structure and reduced component count in LiDAR minimize assembly steps compared to the legacy approach, which involves assembling hundreds of discrete off-the-shelf components. For example, OT128, which is a product designed for Robotaxi industry, replicated the ASIC-based design of AT128, which is an ADAS product, significantly slashing the price of mechanical LiDAR. It achieves a 66% reduction in components and a nearly 95% decrease in key production time as compared to Pandar128, a signature mechanical LiDAR product. The innovative use of the ASIC structure on a mechanical LiDAR makes OT128 highly scalable for Robotaxi commercialization while delivering performance comparable to peer products. Additionally, ASIC approach enhances automation, significantly boosting production efficiency and cost savings. For instance, the cost of a single-channel transceiver in 2023 was approximately less than one-twentieth of its 2016 price; and

- *Enhanced Quality.* High level integration and simplified manufacturing process enabled by ASIC approach improve product consistency and reliability. Traditional LiDARs require assembling hundreds of discrete components and manual calibration, increasing the risk of human error. In contrast, ASIC-based LiDARs integrate key functions into a few chips, enabling automated production, more consistent optical calibration, and enhanced production quality. As a result, ASIC approach significantly reduces the defect rate.

Leveraging its industry-leading ASIC approach, Hesai Technology outperformed its peers and set a benchmark for high-performance, high quality and low-cost LiDARs, leading to significant revenue and market share growth thereafter.

Platform-Level Know-how

A LiDAR is a complex system that incorporates many disciplines, such as optics, electronics, mechanical structure, and software, among others. Hesai Technology's interdisciplinary team of engineers, consisting of experts in various areas, have designed and optimized its LiDAR products toward their physical limit through fundamental analysis and extensive experiments. During its years of development of LiDAR products, Hesai Technology has overcome many challenges and has accumulated a broad spectrum of know-how for LiDARs, including laser channel crosstalk reduction, point cloud interference rejection, and LiDAR performance consistency across the full LiDAR operating environment, among others.

Platform design, also known in the industry as "nesting dolls," involves deriving and developing products that meet different needs based on the same product architecture. This maximizes the sharing of technological achievements, material supply chains, and manufacturing production lines.

- Hesai Technology introduced platform thinking since 2017, one of the earliest among the industry peers. For instance, its Pandar series can achieve 40-line, 64-line, and 128-line products under the same architecture, and XT series was launched with both 16 and 32 lines. Products within the same series can maintain consistent sizes and interfaces, facilitating seamless transitions for customers.

- In addition to internal platformization within each series, Hesai Technology's cross series module re-use ratio is also high. For example, in the AT and ET product series, 70% of the components and parts can be shared, significantly reducing supply chain costs and research and development costs.

- Hesai Technology's platformization also enabled architecture sharing between different categories of products. For example, the OT128, which is a product designed for Robotaxi industry, also replicated the ASIC-based design of AT128, an ADAS product, significantly slashing the price of mechanical LiDAR.

Business Overview and Outlook

Unlike many peers who shifted their technological approaches during the development process, Hesai Technology has been committed to its core architecture and technology approaches over the years. As a result, Hesai Technology has accumulated a broad spectrum of know-how in LiDAR technology, which can be effectively leveraged on the system-level to support the development of a diverse range of product offerings and foster continuous innovation of its next-generation LiDARs.

Automotive Grade Production

Since 2017, Hesai Technology has been working with global OEMs on LiDAR designs that can meet automotive grade requirements, including, but not limited to, viability under a wide range of working conditions, high reliability, long service life, electromagnetic compatibility (EMC), functional safety, and cybersecurity. Its LiDAR products have been running in volume on customers' vehicle fleets across the globe. As the foundation of its automotive design, Hesai Technology makes sure that its LiDAR components fulfill automotive grade requirements. It designs and tests its proprietary ASIC-based architecture under automotive standards. For other components that it sources from its suppliers, Hesai Technology only chooses automotive grade counterparts for projects that require compliance with automotive standards. For non-automotive-grade projects, it procures components based on project-specific requirements and industrial-wise accepted standards. During the product and process design phase, Hesai Technology uses tools such as design failure mode, failure mode and respective effect analysis to ensure its design is robust. Throughout years of collaboration with global OEMs, Hesai Technology has established a comprehensive set of automotive grade design verification tests, whose parameters and standards are approved by its OEM customers as sufficient to ensure the reliability of its LiDARs during automotive usage. These tests include, for example, vibration with thermal cycling, mechanical shock, high temperature degradation, humid heat cyclic, salt spray and Xenon lamp aging test.

Hesai Technology also established its Maxwell Center with specialized equipment to conduct these tests in-house. The rigorous test standards, along with its testing capabilities, ensure that the LiDARs it designs and manufactures can be verified against the high standards. Hesai Technology has successfully acquired essential certifications crucial for automotive grade design, including ASPICE CL2, International Organization for Standardization (ISO) 9001, ISO 14001, and IATF 16949. For functional safety and cybersecurity, it also works closely with its OEM customers to ensure that its delivery meets their requirements. Hesai Technology also holds certifications from SGS, a globally renowned third-party certification entity, as the first achiever of ISO 26262 ASIL-B functional safety product certification in the LiDAR sector. Additionally, Hesai Technology has garnered recognition as the first in the LiDAR sector to receive ISO/Society of Automotive Engineers (SAE) 21434 cybersecurity product certification from TÜV Rheinland, a leading independent technical testing organization in Germany. With a strong focus on its dedication to global automotive information security standards for LiDAR, Hesai Technology has also received ISO 27001 and Trusted Information Security Assessment Exchange, or TISAX, AL3 certifications.

Other Innovative Technologies

In addition to the core technologies above, throughout its history, Hesai Technology has developed and applied numerous other "industry first" technologies to its core business, including interference rejection technology and intelligent point cloud engine (IPE), which have disrupted the industry and contributed to its success.

Business Overview and Outlook

Hesai Technology released products with interference rejection technology that encrypts each laser pulse to minimize interference between LiDAR units in early 2018, and made it a standard feature for series of LiDAR products it ships. Hesai Technology's development of this industry-leading technology marked a significant milestone in the LiDAR industry as with the number of LiDAR-equipped vehicles increased on the road, interference among these vehicles became a major safety issue. By adopting interference rejection technology, we are able to minimize pulse collisions within channels or between LiDAR units, reducing ghosting, channel crosstalk, signal interference, and noise. This leads to cleaner point clouds with sharper 3D images, improving measurement accuracy and overall reliability.

Hesai Technology developed IPE, which is capable of marking and filtering out more than 99.9% of environmental noise, such as rain, fog, exhaust from preceding vehicles, and dust, in real time. It conducts real-time wave analysis and performs "pixel-level" tagging and filtering in the point cloud, resulting in enhanced image quality and improved reliability of LiDAR. This technology significantly reduces misidentifications and false triggers, making LiDAR more stable in adverse conditions.

Manufacturing Process and Supply Chain

Hesai Technology has been engaged in in-house manufacturing from day one. This approach, compared with contract manufacturing or manufacturing through partnering with third parties, creates a self – reinforcing process that accelerates product development, enhances production efficiency, reduces costs and ensures stable production of high-quality automotive grade products at scale. Additionally, this approach provides simultaneous insights and feedback during manufacturing, accumulating valuable know-how that strengthens Hesai Technology's capabilities as it increases production and shipment volumes. Hesai Technology's LiDAR products are assembled in its own manufacturing facilities from a variety of raw materials and components, some of which, including mechanical parts, optical components, and electrical parts, are procured from trusted third-party suppliers. Its in-house manufacturing and testing capabilities and strict quality control measures enable it to ensure the high performance and reliability of its products.

Quality Control

In a landscape defined by world-class standards, we are committed to providing our customers with high-performance products with consistent quality and reliability. With our long history of pioneering LiDAR products, we have cultivated in-house manufacturing and testing capabilities to maintain our high-quality control standards, optimize manufacturing cost structure, speed up the iteration of our product development cycle, and increase the robustness of our supply chain.

We impose rigorous quality control standards at various stages of our manufacturing process. Materials and components are systematically tested at different stages of our manufacturing process to ensure that they meet our technical specifications. Our commercialized LiDAR products undergo more than 60 stringent reliability tests following OEM standards, including mechanical shock, high temperature degradation, thermal shock, power temperature cycle, and salt spray, among others. These tests help ensure excellent and stable performance of our LiDAR products in harsh environments. We also set key metrics to control the operation of our production line. We hold numerous certifications that demonstrate our quality control capabilities, including but not limited to EMARK, EU RoHS (Restriction of Hazardous Substances), IEC 60825-1, ASPICE CL2, IATF 16949, ISO 9001, ISO 14001, ISO 14067, ISO 45001, ISO 21434 and ISO 21448 certifications. In terms of suppliers, our supply chain team and research and development team cooperate with each other during the selection process to evaluate the suppliers' capabilities based on factors such as quality, volume delivery, pricing, timeline, and the ability to adapt, among others. With our strict quality control measures, we are able to produce high-quality LiDAR products in-house.

Business Overview and Outlook

We have received AL3 assessment, the highest level of assessment level by TISAX in February 2023, which means our information security management has met the highest standards of the European automotive industry, allowing us to provide secure and reliable services to major automotive manufacturers. Additionally, the TISAX assessment is recognized as a "information security access certificate" for entering the German automotive supply chain, giving us a competitive edge to expand our business and collaborate with the leading players in the industry. This assessment can also enhance our credibility and reputation, attracting more clients and partners that value security and quality in their operations.

Research and Development

Our interdisciplinary team of engineers form the foundation for our continued success. As of December 31, 2025, we had 733 experienced engineers, mostly in our research and development department, amounting to 66.8% of our total employees. 57.2% of our engineers have master's degrees or above.

Our research and development team consists of three departments: Hesai Research Institute, the ASIC center, and the research and development center. Hesai Research Institute undertakes very early-stage research, such as developing proof-of-concept prototypes and exploring the feasibility of new concept LiDARs beyond our current product lines. It also develops fundamental components that are crucial for LiDARs, such as narrow linewidth lasers, integrated optical packaging and scanners. The ASIC center is responsible for developing customized ASICs for next-generation LiDAR products, in alignment with our overall product strategy and product pipeline planning. The research and development center is responsible for the design and development of our LiDAR products. It consists of experts in various areas, such as optics, electronics, mechanics, software, and functional safety, among others. The research and development center works with our business development team to understand customers' needs and design the LiDAR products according to the desired specifications, and works with our manufacturing team to ensure the manufacturability of our LiDARs. After the development of each product, we summarize the experience and know-how we accumulate during the process into our core technologies, which then expedites the development of our next LiDAR product.

Intellectual Property

We believe that we have significant capabilities in LiDAR design and ASIC R&D. We regard our patents, trademarks, copyrights, know-how, proprietary technologies, domain names, and similar intellectual property as critical to our success. As of December 31, 2025, we had 632 patents granted and 728 pending patent applications in China, and 157 patents granted and 554 pending patent applications in other jurisdictions, such as the United States and Europe. Our patents cover our key technologies, including LiDAR technologies and applications, ASIC technologies, and laser-based gas sensor technologies. As of December 31, 2025, we also had 110 registered trademarks, including "禾賽" and "Hesai," in China and overseas countries, and copyrights to 31 software programs in China developed by us relating to various aspects of our operations, and registered domain names, including hesaitech.com. We intend to continue to file additional patent applications with respect to our technology.

Business Overview and Outlook

We seek to protect our technology and associated intellectual property rights through a combination of know-how, patent, copyright, and trademark laws, as well as internal procedures and policies, and other contractual protections. We enter into confidentiality and non-disclosure agreements with our employees, our suppliers, outsourcing partners, and others to protect our proprietary rights. The agreements we enter into with our employees also provide that all patents, software, inventions, developments, works of authorship, and trade secrets created by them during their employment are our properties. We have employed internal policies, confidentiality agreements, encryptions, and data security measures to protect our proprietary rights. However, there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights.

Business Development

We have a dedicated business development team in each of the business areas in charge of the marketing of our LiDAR products to prospective customers. As an integral part of our marketing strategy, we attend large technology conferences and industry expositions to showcase our products, solutions, and our technology. We also focus our marketing efforts on generating word-of-mouth referrals and creating content for marketing on media platforms with the goal of increasing our product exposure and building our reputation. Our marketing content includes high-quality articles and videos developed in-house, which elaborate on our product specifications and technologies. We believe that the combination of our high-quality content and the optimization of our marketing channels, in addition to our digitalized direct sales system, form a virtuous cycle from content marketing to sales leads, which enables us to achieve continued brand exposure and attract high-quality potential customers at relatively low marketing spending.

We sell our LiDAR products primarily through direct offline sales, with only a minimal portion distributed via regional distributors and system integrators. Our website showcases our products for potential customers with insightful product descriptions and reaches our customers globally. We have a dedicated team of salespersons, divided by regions including Asia Pacific, the Americas, and Europe, and others, to pursue and maintain relationships with established regional distributors to tap into offline consumer markets. We believe that sales of our products will be enhanced by knowledgeable salespersons who can convey the value of our revolutionary technologies and demonstrate our products' high performance. Many salespersons have previously worked at renowned technology companies and have years of sales experience and a foundation of technological knowledge to support their sales activities. We promote our products together with our regional distributors through promotional and branding activities, such as attending industry trade shows and making speeches at conferences.

Customer Service and Warranty

In our ongoing efforts to maintain customer satisfaction and improve our products and services, we have a high-quality after-sales team to provide comprehensive after-sales service. We have a dedicated team in China and globally to provide before – and after-sales services to our customers. They can diagnose issues, either at the customers' places or remotely, and identify the solutions for the customers' problems.

We typically offer a standard product warranty to customers of our products. Our warranty period is generally up to one year from acceptance. During the warranty period, for any product quality issue on either our software or hardware, we will make repair or replacement free of charge under certain conditions. For product damage caused by the customer's own improper operation, we will provide repair services with charge.

Business Overview and Outlook

Competition

The major downstream markets for LiDAR applications, including ADAS and Robotics markets, are rapidly evolving and competitive, with many potential applications under development. As a result, although we believe that we have the market-leading LiDAR technology, we face competition from a range of companies developing LiDAR products for these applications, some of which may have similar offerings. Our primary competitors include Tier 1 suppliers who also provide LiDAR products and existing LiDAR companies. We believe that we are strategically well-positioned in our market, and we compete with others favorably based on our advanced LiDAR technology that delivers strong results in Performance, Quality, and Cost, automotive grade manufacturing process, and strong research and development capabilities. Additionally, we expect our product costs per unit to continue to decrease over time as production volume expands and our technologies develop.

BUSINESS OUTLOOK

For the first quarter of 2026, the Company expects net revenues to be between RMB650 million (US$93 million) and RMB700 million (US$100 million), representing a year-over-year increase of approximately 24% to 33%.

The above outlook is based on current market conditions and reflects the Company's preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Management Discussion and Analysis

RESULTS OF OPERATIONS

The results of the Group for the Reporting Period are set out in the Consolidated Statements of Operations and Comprehensive (Loss) Income contained in this annual report.

NET REVENUES

Net revenues, which mainly consisted of revenue from LiDAR products and engineering design, development and validation service and solution service, were RMB3,027.6 million (US$432.9 million) for the full year of 2025, representing an increase of 45.8% from RMB2,077.2 million for the prior year. Product revenues were RMB2,982.9 million (US$426.6 million) for the full year of 2025, representing an increase of 51.7% from RMB1,966.3 million for the prior year. The year-over-year increase was mainly attributable to increased revenues from sales of both ADAS and Robotics lidar products due to robust demand, both in China and globally. Service revenues were RMB44.6 million (US$6.4 million) for the full year of 2025, representing a decrease of 59.8% from RMB110.8 million for the prior year. The year-over-year decrease was driven by lower revenues from non-recurring engineering services.

Our revenue from LiDAR products increased by 52.7% from RMB1,946.8 million in 2024 to RMB2,973.3 million (US$425.2 million) in 2025, primarily attributable to due to robust demand, both in China and globally. We recognized revenue from approximately 501,900 and 1,620,400 LiDAR units sold with an average selling price of approximately US$530 and US$260 per unit in 2024 and 2025, respectively. The decrease of the unit price per LiDAR sold was primarily attributable to the increase in portion of ADAS shipment with lower selling price. Our revenue from gas detection products decreased by 79.2% from RMB15.4 million in 2024 to RMB3.2 million (US$0.5 million) in 2025, which was mainly attributable to contraction of our gas sensor business. Our revenue from engineering design, development and validation service and solution service decreased from RMB100.3 million in 2024 to RMB36.1 million (US$5.2 million) in 2025. Our revenues from other service decreased from RMB10.8 million in 2024 to RMB8.5 million (US$1.2 million) in 2025, primarily attributable to decrease in revenue from extend warranty service.

COST OF REVENUES

Cost of revenues was RMB1,762.5 million (US$252.0 million) for the full year of 2025, representing an increase of 47.8% from RMB1,192.6 million for the prior year. The increase was primarily attributable to the increase in material and component cost and labor cost driven by higher sales volumes. The increase of our cost of revenues was partially offset by the decrease in manufacturing cost, driven by effective cost and scale optimization on both ADAS and Robotics lidars.

GROSS PROFIT AND GROSS MARGIN

As a result of the foregoing, our gross profit increased by 43.0% from RMB884.6 million in 2024 to RMB1,265.1 million (US$180.9 million) in 2025. Gross margin was 41.8% for the full year of 2025, compared with 42.6% for the prior year. The year-over-year decrease for gross margin was due to a decrease in revenues from high-margin non-recurring engineering services, and a higher revenue contribution from ADAS lidars, which typically carry a lower gross margin than Robotics lidars, partially offset by effective cost and scale optimization on both ADAS and Robotics lidars.

SALES AND MARKETING EXPENSES

Sales and marketing expenses remained relatively stable at RMB192.0 million (US$27.5 million) for the full year of 2025, compared to RMB193.0 million in the prior year.

Management Discussion and Analysis

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were RMB288.8 million (US$41.3 million) for the full year of 2025, representing a decrease of 8.9% from RMB316.9 million for the prior year. The decrease was mainly driven by a decrease in professional service fees of RMB40.5 million (US$5.8 million).

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses were RMB796.9 million (US$114.0 million) for the full year of 2025, representing a decrease of 6.9% from RMB855.6 million for the prior year. The year-over-year decrease was mainly due to a decrease in payroll expenses of RMB32.8 million (US$4.7 million) and a decrease in material expenses of RMB17.2 million (US$2.5 million). The payroll savings were mainly driven by the broader adoption of AI tools within our R&D team.

INCOME FROM OPERATIONS

Income from operations was RMB168.8 million (US$24.1 million) for the full year of 2025, compared with loss from operations of RMB204.9 million for the prior year. Excluding share-based compensation expenses, non-GAAP income from operations was RMB283.4 million (US$40.5 million) for the full year of 2025, compared with non-GAAP loss from operations of RMB88.8 million for the prior year.

OTHER NET OPERATING INCOME

Other net operating income was RMB184.6 million (US$26.4 million) for the full year of 2025, compared with other loss of RMB2.5 million for the prior year. The other income was mainly derived from a gain on disposal of an equity investment in an early-stage tech company. The change was primarily due to decrease of one-off project-based payment of RMB203.3 million from a leading global OEM headquartered in the United States in 2024, partially offset by increase in government grant, arbitration compensation, and gain from transferring patent.

INTEREST INCOME

Interest income represents interest earned on our cash and cash equivalents, short-term investments and long-term time deposits. Our interest income increased from RMB104.4 million in 2024 to RMB130.2 million (US$18.6 million) in 2025 which was mainly due to the increase in average balance of our short-term investments and long-term time deposits.

FOREIGN EXCHANGE GAIN (LOSS), NET

We had foreign exchange gain of RMB14.6 million in 2024, in comparison with foreign exchange gain of RMB2.2 million (US$0.3 million) in 2025, as a result of fluctuations of the exchange rates of Renminbi against U.S. dollars.

NET INCOME

Net income was RMB435.9 million (US$62.3 million) for the full year of 2025, compared with net loss of RMB102.4 million for the prior year. Excluding share-based compensation expenses, non-GAAP net income was RMB550.5 million (US$78.7 million) for the full year of 2025, representing an increase of 3,922.0% from RMB13.7 million for the prior year.

Management Discussion and Analysis

NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS OF THE COMPANY

Net income attributable to ordinary shareholders was RMB435.9 million (US$62.3 million) for the full year of 2025, compared with net loss attributable to ordinary shareholders of the Company of RMB102.4 million for the prior year. Excluding share-based compensation expenses, non-GAAP net income attributable to ordinary shareholders of the Company was RMB550.5 million (US$78.7 million) for the full year of 2025, representing an increase of 3,922.0% from RMB13.7 million for the prior year.

BASIC AND DILUTED NET INCOME PER ORDINARY SHARE

Basic and diluted net income per ordinary share were RMB3.13 (US$0.45) and RMB2.98 (US$0.43), respectively, for the full year of 2025. Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ordinary share were RMB3.96 (US$0.57) and RMB3.76 (US$0.54), respectively, for the full year of 2025.

LIQUIDITY AND CAPITAL RESOURCES

During the year ended December 31, 2025, we funded our cash requirements principally through our Hong Kong Global Offering and cash generated from our operations. We had cash reserve of RMB7,511.0 million and RMB3,204.8 million as of December 31, 2025 and 2024, respectively.

Our principal source of liquidity has been cash generated by historical equity financing activities. As of December 31, 2023, 2024 and 2025, our cash and cash equivalents, restricted cash, short-term investments and long-term time deposits were RMB3.1 billion, RMB3.2 billion and RMB7.5 billion (US$1.1 billion), respectively. Our cash and cash equivalents primarily consist of time deposits and money market funds with banks with original maturities of less than three months. Our short-term investments primarily consist of time deposits, and structured financial products issued by commercial banks with guaranteed principal and variable rates of return indexed to interest rates, exchange rates, commodities, broad-based index of stock market, and other financial or non-financial underlying assets, all with original maturities less than one year.

We believe that our current cash and cash equivalents and short-term investments will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

Net cash provided by operating activities was RMB117.0 million in 2025, compared with RMB63.5 million in 2024. Net cash used in investing activities in 2025 was RMB5,553.8 million (US$794.2 million). Net cash provided by financing activities in 2025 was RMB4,345.9 million (US$621.5 million), which primarily include proceeds from issuance of ordinary shares through our Hong Kong Global Offering.

Management Discussion and Analysis

BORROWINGS

We had outstanding borrowings of RMB727.0 million (US$104.0 million) as of December 31, 2025. Details of our borrowings are disclosed in Note 13 to the Consolidated Financial Statements in this annual report.

CAPITAL EXPENDITURES FOR CONTINUING OPERATIONS

Our capital expenditures primarily represent capital payment for construction of Hertz Center, Maxwell Center and our factory in Thailand, and purchase of electronic equipment, leasehold improvement, machinery and equipment, prototype design, and intangible assets. We incurred capital expenditures of RMB342.2 million (US$48.9 million) in 2025. We will continue to incur capital expenditures to meet the expected growth of our business.

INVESTMENTS AND SIGNIFICANT INVESTMENTS

Investments

In April 2025, we, through a partnership, indirectly subscribed approximately 10% equity interest in an early-stage technological company (the "**Investee**"), an associate of Founding Shareholders of the Group, for a cash consideration of US$13.9 million, equivalent to approximately RMB100 million.

In August 2025, we, through a partnership, indirectly disposed its entire equity interest in the Investee to two independent third-party investors for a cash consideration of US$38.4 million, equivalent to RMB275 million. The gain on the indirect disposal of the Investee after deduction of the related taxes and expenses would be approximately US$20.7 million, equivalent to RMB148 million. As of December 31, 2025, our short-term and long-term investments were comprised almost entirely of structured bank financial products and time deposits.

Significant investments

The Group's investments with value of 5% or more of our total assets are considered as significant investments.

Saved as disclosed in this annual report, we did not hold any significant investments during the year ended December 31, 2025.

MATERIAL ACQUISITIONS AND DISPOSALS

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated subsidiaries, associated companies or joint ventures during the year ended December 31, 2025.

PLEDGE OF ASSETS

As at December 31, 2025, land-use rights and constructions with a total book value of RMB362 million were pledged to secure banking facilities.

Management Discussion and Analysis

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSET

Save as disclosed in the annual report, the Group did not have detailed future plans for material investments or capital assets as at December 31, 2025.

GEARING RATIO

As at December 31, 2025, the Company's gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 20.4% (as at December 31, 2024: 34.4%).

FOREIGN EXCHANGE EXPOSURE

Our expenditures are mainly denominated in Renminbi and, therefore, we are primarily exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by our subsidiaries whose functional currency is Renminbi.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments to suppliers or for dividends on the Class B Ordinary Shares or ADS of the Company or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

Management Discussion and Analysis

CONTINGENT LIABILITIES

The Company had no material contingent liabilities as at December 31, 2025.

CAPITAL COMMITMENT

As of December 31, 2025, capital commitment of the Company was RMB38.4 million, compared with RMB132.9 million as at December 31, 2024, primarily attributable to commitments of manufacturing facilities and investment.

EMPLOYEES AND REMUNERATION

As at December 31, 2025, the Company had a total of 1,118 employees.

The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

Function	Number of Employees
Research and development	587
Production and supply chain	206
Management	55
Sales and marketing	116
Others	154
Total	**1,118**

As of December 31, 2025, we had 1,090 employees based in Mainland China and 28 overseas employees, and we also had 1,879 contracting workers primarily in our manufacturing facilities in China.

As required by the PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial governments, including pension, maternity insurance, unemployment insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We also purchase commercial health and accidental insurance for our employees.

Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of the Group's business. The Company has granted and plans to continue to grant share-based incentive awards to its employees in the future to incentivize their contributions to its growth and development.

We regularly provide training programs to our employees of different departments. Such training programs include technical and engineering trainings as well as general career development. To attract top talents and cultivate a culture of collaboration, we also invested in mentorship programs that are open to employees of all levels.

Management Discussion and Analysis

IMPORTANT EVENTS AFTER THE REPORTING PERIOD

By a special resolution passed at the extraordinary general meeting and class meetings of the Company held on March 3, 2026, the Company had, among others, adopted of its third amended and restated memorandum and articles of association, approved the re-designation of 50,000,000 authorized but unissued and un-designated shares (as defined under the Listing Rules) into Class B Ordinary Shares on a one-for-one basis, and granted a general mandate to the Directors to issue/repurchase shares and/or ADSs. For details, please refer to the circular and poll results announcement of the Company dated January 26, 2026 and March 3, 2026 respectively, and the third amended and restated memorandum and articles of association of the Company.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement Hesai's consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as non-GAAP financial measures by the SEC: income/loss from operation excluding share-based compensation expenses, net profit/loss excluding share-based compensation expenses, net profit/loss attributable to ordinary shareholders excluding share-based compensation, and per ordinary share net income/loss attributable to ordinary shareholders excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Hesai believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to Hesai's historical performance and liquidity. Hesai believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP financial measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Report of the Directors

The Board is pleased to present this Report of Directors, together with the consolidated financial statements of the Group for the year ended December 31, 2025 (the "**Consolidated Financial Statements**").

GENERAL INFORMATION

The Company was incorporated under the laws of the Cayman Islands on April 21, 2021 as an exempted company with limited liability. The Company's ADSs, each of which represents one Class B Ordinary Share, were listed on NASDAQ under the symbol of "HSAI" on February 9, 2023. The Company's Class B Ordinary Shares were listed on the Main Board of the Hong Kong Stock Exchange under the stock code "2525" and stock short name "HESAI-W".

PRINCIPAL ACTIVITIES

Hesai Technology (Nasdaq: HSAI; HKEX: 2525) is a global leader in 3D perception solutions. Leveraging full-stack proprietary ASIC capabilities and an integrated R&D-testing-manufacturing approach, Hesai has established industry-leading positions across core physical AI domains, including ADAS-equipped passenger vehicles, autonomous mobility, spatial intelligence, embodied AI, as well as industrial, agricultural, and service robots. Hesai has established offices in Shanghai, Palo Alto, and Stuttgart, and operates in-house factories in China and Thailand, with customers spanning more than 40 countries. As the AI-driven Fourth Industrial Revolution accelerates, Hesai is committed to becoming a key enabler of physical AI – digitizing the real world and redefining how humans and robots perceive and act.

BUSINESS REVIEW

The business review and business outlook of the Group is set out in the sections headed "Business Overview and Outlook" and "Management Discussion and Analysis" in this annual report. All references herein to other sections or reports in this annual report form part of this Report of the Directors.

KEY RELATIONSHIP WITH STAKEHOLDERS

The Group recognizes that its stakeholders including employees, customers, suppliers and business partners are key to the Group's success. The Group strives to achieve corporate sustainability through engaging, collaborating, and cultivating strong relationships with them. An account of the Company's key relationships with its employees, customers and suppliers and others that have a significant impact on the Company is set out in the "Business Review and Outlook", "Corporate Governance Report" sections of this annual report and the "Environmental, Social and Governance Report" of the Company. The abovementioned discussions form a part of this Report of the Directors.

RESULTS OF OPERATIONS

The results of the Group for the Reporting Period are set out in the Consolidated Statements of Operations and Other Comprehensive (Loss) Income contained in this annual report.

FINANCIAL SUMMARY

A summary of the Consolidated Statements of Operations and Other Comprehensive (Loss) Income, and Consolidated Balance Sheets of the Group is set out on page 2 of this annual report.

Report of the Directors

DIVIDEND POLICY

The Company has adopted a policy on payment of dividends. The Board has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our Shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. Since inception, we have not declared or paid any dividends on our ordinary shares or ADSs. The Company does not have any present plan to pay any cash dividends on our ordinary shares or ADSs in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. The Company does not have a fixed dividend pay-out ratio.

The Company is a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in mainland China for our cash requirements, including any payment of dividends to our shareholders. PRC foreign exchange regulations may restrict the ability of our mainland China subsidiary to pay dividends to us.

As of December 31, 2025, there was no arrangement under which a shareholder had waived or agreed to waive any dividends.

DIVIDEND

The Board did not recommend the distribution of an annual dividend for the year ended December 31, 2025. (for the year ended December 31, 2024: nil).

PRINCIPAL RISKS AND UNCERTAINTIES

Our business involves certain risks as set out in the section headed "Risk Factors" in the Prospectus and the annual report on Form 20-F for the year ended December 31, 2025 filed with the SEC. The following list is a summary of certain principal risks and uncertainties Group faces, some of which are beyond the Company's control.

Risks related to our business and industry

- Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter.

- Our LiDAR products used on vehicles are highly complex and may contain defects or otherwise fail to perform in line with expectations. Such defects or failures could reduce the market adoption of our new products, damage our reputation, expose us to product liability and other claims and adversely affect our operating results.

- If our LiDAR products are not selected by automotive customers or their suppliers, our business will be materially and adversely affected.

Report of the Directors

- We currently have and target many customers that are large corporations with substantial negotiating power, stringent product standards and potentially competitive internal solutions. If we fail to engage effectively with these customers, our prospects and results of operations will be adversely affected.

- Our ability to develop, manufacture, and deliver LiDAR products of high quality and appeal to customers on schedule and at scale is still evolving.

- Our efforts to continue developing and commercializing our in-house ASICs may not succeed.

- We may from time to time introduce new products or expand into new business areas beyond our core LiDAR business, and these initiatives may not be successful and may adversely affect our financial performance.

- The current tensions in international trade and investment and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations, as well as our access to international capital markets.

- We have been included in a list of Chinese companies with alleged ties to the Chinese military issued by the U.S. Department of Defense, which has had and may continue to have an adverse effect on our reputation, the market prices of our ADSs and Class B Ordinary Shares and our business opportunities.

- We operate in highly competitive markets and some market participants have substantially greater resources than us. We may not successfully compete against them.

- If market adoption of LiDAR does not continue to develop, or develops more slowly than we expect, our business will be adversely affected.

- The PCAOB had historically been unable to inspect our auditor in relation to their audit work.

- Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks related to doing business in China

- The PRC government has significant oversight in regulating our operations and may influence or intervene in our operations at any time. Actions by the PRC government to exert control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Implementation of industry-wide regulations in this nature may also cause the value of such securities to significantly decline or become worthless.

- Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

- Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.

Report of the Directors

- Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and the fact that rules and regulations in China may evolve quickly with any public consultation and advanced notice period being relatively short in terms of the time that we may need to fully adapt to such changes, all of which could result in a material adverse change in our operations and the value of our ADSs.

- If we fail to complete the CSRC filing and other procedures for any future offshore offering or listing, we may be subject to sanctions imposed by the relevant PRC governmental authority.

- Any actual or alleged failure to comply with the various applicable laws and regulations related to personal information protection, data security and cybersecurity could affect our offshore listing and lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations.

- We are subject to Chinese Mainland laws and regulations restricting capital flows which may affect our liquidity.

- The M&A Rules and certain other PRC regulations establish procedures for certain acquisitions of PRC companies, which could make it difficult for us to pursue growth through acquisitions in the PRC.

Risks related to our ADSs and our Shares

- The trading price of the ADSs has been and is likely to continue to be, and the trading price of our Class B Ordinary Shares can be, volatile, which could result in substantial losses to investors.

- Our dual-class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B Ordinary Shares or ADSs may view as beneficial.

Report of the Directors

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights, under which the Company's share capital comprises Class B Ordinary Shares and Class A Ordinary Shares. Each Class A Ordinary Share entitles the holder thereof to exercise ten votes and each Class B Ordinary Share entitles the holder thereof to exercise one vote, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each share is entitled to one vote.

The WVR Structure of the Company enables the WVR Beneficiaries to exercise voting control over the Company notwithstanding that they do not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiaries who will control the Company with a view to its long-term prospects and strategy.

Prospective investors are advised to be aware of the potential risks of investing in companies with WVR structure, in particular that interests of the WVR Beneficiaries may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exert significant influence over the affairs of our Company and the outcome of shareholders' resolutions, regardless of how other shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

The table below sets out the ownership and voting rights held by the WVR Beneficiaries as of December 31, 2025:

Name of WVR Beneficiaries	Number of Class A Ordinary shares	Number of Class B Ordinary shares	Approximate percentage of issued share capital[1][7]	Approximate percentage of voting rights[1][2][7]
Dr. Yifan Li[3]	8,879,636	0	5.7%	22.2%
Dr. Kai Sun[4]	9,228,622	0	5.9%	23.1%
Mr. Shaoqing Xiang[5]	8,890,603	165,031	5.8%	22.3%
Total	26,998,861	165,031	17.4%	67.7%

Report of the Directors

Notes:

(1) The calculation is based on the total number of 26,998,861 Class A Ordinary Shares and 129,146,306 Class B Ordinary Shares issued as of the December 31, 2025 (excluding the 997,044 Class B Ordinary Shares (as of December 31, 2025) issued to the Depositary for bulk issuance of ADS reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan).

(2) On the basis that Class A Ordinary Shares entitle the Shareholder to ten votes per share and Class B Ordinary Shares entitle the Shareholder to one vote per share.

(3) Dr. Li holds his interest in the Company through ALBJ Limited, which is wholly owned by his wholly owned entity Asian LBJ Limited.

(4) Dr. Sun holds his interest in the Company through Fermat Star Limited, which is wholly owned by his wholly owned entity Rock Ocean Limited.

(5) Mr. Xiang holds his Class A Ordinary Shares in the Company and his Class B Ordinary Shares in the Company in the form of ADSs through Galbadia Limited, respectively, which is wholly owned by his wholly owned entity Balamb Limited.

(6) Since co-founding the Company in 2014, Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang have been acting in concert with respect to the operation and material decisions of the Company. They entered into a deed of concert party arrangement dated April 24, 2025 (the "**Concert Party Deed**"), whereby they have, among other things, acknowledged their historical relationship of acting in concert and confirmed and agreed that they shall act in concert to cooperate to consolidate control of the Company.

(7) Certain numbers and percentage figures included in the table above have been subject to rounding adjustments. Any discrepancies in the table between totals and sums of amounts listed therein are due to rounding.

Without taking into account the voting rights attached to the 997,044 Class B Ordinary Shares (as of the December 31, 2025) held by the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2021 Plan, the WVR Beneficiaries beneficially own and control, through their intermediaries, an aggregate of 26,998,861 Class A Ordinary Shares and 165,031 Class B Ordinary Shares, representing (a) approximately 17.4% of the Company's issued Shares; and (b) approximately 67.7% of the effective voting rights, on the basis that Class A Ordinary Shares entitle the Shareholder to ten votes per share and Class B Ordinary Shares entitle the Shareholder to one vote per share.

Class A Ordinary Shares may be converted into Class B Ordinary Shares on a one to one ratio. Upon the conversion of all the issued and outstanding Class A Ordinary Shares into Class B Ordinary Shares, the number of Class B Ordinary Shares will increase by 26,998,861 Class B Ordinary Shares, representing approximately 17.3% of the total number of issued and outstanding Class B Ordinary Shares (as enlarged by such Class B Ordinary Shares) as of December 31, 2025 (excluding the 997,044 Class B Ordinary Shares held by the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2021 Plan).

Report of the Directors

The weighted voting rights attached to the Class A Ordinary Shares will cease when the relevant WVR Beneficiary(ies) no longer has beneficial ownership of any of the Class A Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where any WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii) when the holders of Class A Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class A Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii) where a vehicle holding Class A ordinary shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv) when all of the Class A ordinary shares have been converted to Class B ordinary shares.

SUBSIDIARIES

Particulars of the Company's material subsidiaries are set out in Note 1 to the Consolidated Financial Statements of this annual report.

MAJOR CUSTOMERS AND MAJOR SUPPLIERS

Major customers

During the year ended December 31, 2025, our largest customer and our five largest customers accounted for 17.1% and 55.8% of our total net revenues, respectively.

Major suppliers

During the year ended December 31, 2025, our largest supplier and our five largest suppliers accounted for 4.6% and 20.5% of our total purchases, respectively.

During the year ended December 31, 2025, none of our Directors, their close associates or any of our shareholders (who or which to the knowledge of the Directors owned more than 5% of the number of our issued share (excluding treasury shares)) had any interest in any of our five largest customers or suppliers.

PRE-EMPTIVE RIGHTS

There is no provision regarding pre-emptive rights in the Articles of Association or the laws of the Cayman Islands, being the jurisdiction in which the Company is incorporated, under which would oblige the Company to offer new shares on a pro-rata basis to existing Shareholders.

Report of the Directors

TAX RELIEF AND EXEMPTION OF HOLDERS OF LISTED SECURITIES

The Company is not aware of any tax relief and exemption available to the Shareholder by reason of their holding of the Shares.

PROPERTY AND EQUIPMENT

Details of movements in the property and equipment of the Group during the Reporting Period are set out in Note 8 to the Consolidated Financial Statements in this annual report.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and within the knowledge of the Directors, the Directors confirmed that the Company has maintained a sufficient public float of 15% under Rule 8.08(1) of the Hong Kong Listing Rules for the Relevant Period and up to the date of this annual report.

SHARE CAPITAL

Details of the movements in the Company's share capital during the Reporting Period are set out in Note 18 to the Consolidated Financial Statements and the Consolidated Statements of Changes in Shareholders' (Deficit) Equity in this annual report.

As at the date of this annual report, the Company's authorized share capital consisted of 50,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, 950,000,000 Class B Ordinary Shares of a par value of US$0.0001 each.

RESERVES AND DISTRIBUTABLE RESERVES

As of December 31, 2025, the Company did not have any distributable reserves.

ENVIRONMENTAL POLICIES AND PERFORMANCE

Discussions on the Group's environmental policies and performance, and an account of the Group's key relationships with its stakeholders are set out in the Environmental, Social and Governance Report, which will be presented in a separate report and published on the websites of the Company at investor.hesaitech.com and the Hong Kong Stock Exchange at www.hkexnews.hk at the same date of this annual report.

COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

During the year ended December 31, 2025, as far as the Board is aware, the Group has complied with the relevant laws and regulations that have a significant impact on the Group in all material respects.

Report of the Directors

MATERIAL LITIGATION

Ouster vs. Hesai Litigations and Arbitration

On April 11, 2023, Ouster, Inc. filed a complaint against Hesai Group and Hesai Technology Co., Ltd. in the United States District Court for the District of Delaware for alleged patent infringement relating to the production, use, sale and/or importation of certain LiDAR systems and/or components thereof (captioned Ouster, Inc. v. Hesai Group and Hesai Technology Co., Ltd., No. 1:23-cv-00406-CFC). Relatedly, on the same day, Ouster, Inc. filed a complaint with the U.S. International Trade Commission, or the ITC, requesting that the ITC institute an investigation into Hesai Group, Hesai Technology Co., Ltd., and Hesai Inc. (collectively, "**Hesai Defendant**"), pursuant to Section 337 of the Tariff Act of 1930 for substantially similar allegations. On May 30, 2023, the United States District Court for the District of Delaware ordered a stay of case No. 1:23-cv-00406-CFC in response to Hesai Defendant's motion. On July 14, 2023, the parties filed a joint motion to suspend all case deadlines in the ITC investigation by a period of three months, which the presiding Administrative Law Judge granted on July 17, 2023. On May 12, 2023, Hesai Defendant filed a request for arbitration before Judicial Arbitration and Mediation Services, or JAMS, against Ouster, Inc. On August 24, 2023, the presiding Administrative Law Judge issued an order granting Hesai Defendant's motion to terminate the ITC investigation, or the Order. On October 10, 2023, the ITC affirmed the Order and terminated the investigation into the alleged patent infringement initiated by Ouster, Inc. After submitting initial rounds of briefing, the arbitration hearing occurred in November 2024. As requested by the Tribunal, both parties submitted post-hearing briefing in December 2024 and January 2025. In late March 2025, the arbitration tribunal issued a confidential interim decision, finding that Ouster was subject to the Hesai-Velodyne Agreement. As a result, in May 2025, the District Court of Delaware dismissed Ouster's patent infringement case without any conditions, financial settlement or injunctive relief imposed. On September 15, 2025, the arbitral tribunal issued a confidential final decision confirming its interim decision and awarding the Company approximately US$6.4 million in costs and fees, which the Company received from Ouster during the fourth quarter of 2025.

Report of the Directors

Class action

On April 7, 2023, the Company and certain of our officers, directors, authorized U.S. representative, and underwriters in our February 2023 initial public offering were named as defendants in a putative securities class action filed in the U.S. District Court for the Eastern District of New York, captioned Pacella v. Hesai Group, et al., (Case No. 1:23-cv-02634). The plaintiff in this case alleges that Company's registration statement and prospectus, or the Offering Documents, filed in connection with its February 2023 initial public offering in the United States contained false or misleading statements in violation of Sections 11, 12(a)(2) and 15 of the U.S. Securities Act. In February 2024, the case was transferred to U.S. District Court for the Southern District of New York, under the case caption Pacella v. Hesai Group, et al., (Case No. 1:24-cv-00876). On November 3, 2025, the Court appointed lead plaintiff. On November 13, 2025, lead plaintiff filed an amended complaint. On December 29, 2025, the Defendants filed a motion to dismiss the amended complaint, and briefing on the motion to dismiss was completed on January 27, 2026. On February 18, 2026, the Court denied in part and granted in part the motion to dismiss. As the case is still in its preliminary stage, we cannot predict its timing, outcome, potential damages, or expenses that may be incurred.

DoD litigation

On January 31, 2024, we were placed on the list of Entities Identified as Chinese Military Companies Operating in the United States under Section 1260H of the William M. Thornberry National Defense Authorization Act for Fiscal Year 2021 by the United States Department of Defense. On May 13, 2024, we filed a complaint to challenge the listing, alleging that DoD exceeded its authority under Section 1260H, acted arbitrarily and capriciously under the Administrative Procedure Act, and violated the U.S. Constitution in both adding and failing to remove us from the Section 1260H List. After filing the lawsuit, we received DoD's decision memorandum, which we believe fails to justify the accusation that we are associated with the Chinese military. In light of the ongoing harms caused by the listing, we asked the DoD to agree to an expedited summary judgment briefing schedule, and on July 3, 2024, we filed a motion for summary judgment. On October 15, 2024, DoD removed us from the Section 1260H List, but on the same day, added us back to the Section 1260H List based on a new rationale. We believe that the decision memorandum for the second listing still fails to justify the accusation that we are associated with the Chinese military. We filed an amended complaint challenging the second listing on the ground that it violates the Administrative Procedure Act and the U.S. Constitution on November 15, 2024, and a motion for summary judgment on December 9, 2024. On March 20, 2025, the court held a hearing on our summary judgment motion in Washington, D.C. On July 11, 2025, the U.S. District Court for the District of Columbia issued a decision upholding the DoD's designation of us as a "Chinese Military Company." We believe that the DoD's designation lacks both factual and legal bases. On July 13, 2025, we filed Notice of Appeal to the U.S. Court of Appeals, challenging the District Court's decision. On March 19, 2026, the U.S. Court of Appeals held an oral argument in our appeal in Washington, D.C. As of the date of this annual report, we remain on the Section 1260H List and we are unable to predict the outcome of the appeal.

Report of the Directors

Saved as disclosed above, the Company was not engaged in any other litigation or arbitration of material importance during the year ended December 31, 2025, and the Directors are not aware of any material litigations or claims that are pending or threatened against the Group since the Listing Date and up to the date of this annual report.

DONATIONS

During the year ended December 31, 2025, the Group made charitable donations of approximately HKD 3 million.

DEBENTURE ISSUED

No debentures were issued by the Group during the year ended December 31, 2025.

EQUITY-LINKED AGREEMENTS

Saved as disclosed in the subsection headed "The 2021 Share Incentive Plan" in this annual report, no equity-linked agreements were entered into by the Company or subsisted during the year ended December 31, 2025.

DIRECTORS' SERVICE CONTRACTS

Each of our executive Directors has entered into a director agreement with the Company on September 4, 2025. The term of appointment shall be for an initial term of three years from the Prospectus Date or until the third annual general meeting of the Company after the Prospectus Date, whichever is sooner (subject to re-election as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than 3 months' written notice.

Each of our independent non-executive Directors has entered into an appointment letter with our Company. Each of Ms. ZHANG Yi and Mr. REN Jia has entered into an appointment letter on September 4, 2025, the term of appointment shall be for an initial term of three years from the Prospectus Date or until the third annual general meeting of our Company after the Prospectus Date, whichever is sooner (subject to re-election as and when required under the Articles of Association). Dr. WANG Hui has entered into an appointment letter with the Company for an initial term of 3 years or until the third annual general meeting of the Company after the Company's listing on the Hong Kong Stock Exchange, whichever is sooner (subject to re-election as and when required under Listing Rules and the Articles of Association). Either party may terminate the agreement by giving not less than 30 days' written notice.

There was no service contract entered into/appointment letter signed by the Company and any Directors to be re-elected in the forthcoming annual general meeting which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Report of the Directors

PERMITTED INDEMNITY

Pursuant to the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified out of the assets of the Company from and against all actions, proceedings, costs, charges, losses, damages and expenses that they or any of them shall or may incur or sustain, other than by reason of such director's own dishonest, willful default or fraud, in or about the execution of their duty in their respective offices or trusts.

Such permitted indemnity provision has been in force for the year ended December 31, 2025. The Company has taken out liability insurance to provide appropriate coverage for the Directors.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

On September 16, 2025 Hesai successfully listed its Class B Ordinary Shares on the Main Board of the Hong Kong Stock Exchange. The Company issued a total of 19,550,000 Class B Ordinary Shares in the Global Offering.

On September 19, 2025, 2,932,500 Class B Ordinary Shares were issued pursuant to full exercise of the over-allotment option as disclosed in the announcement of the Company dated September 16, 2025.

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange and Nasdaq or sold any treasury shares (as defined under the Listing Rules) during the Reporting Period. As at December 31, 2025, the Company did not hold any treasury shares (as defined under the Listing Rules).

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the Reporting Period.

CONTRACTS WITH CONTROLLING SHAREHOLDERS

Save as disclosed in this annual report, no contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders or any of their subsidiaries during the year ended December 31, 2025.

Report of the Directors

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

During the Reporting Period and up to the date of this annual report, the Board comprises seven Directors, including four executive Directors and three independent non-executive Directors.

During the Reporting Period and up to the date of this annual report, there are five members of senior management of the Company.

Biographical details of the Directors and senior management of the Group are set out in the section headed "Directors and Senior Management" in this annual report.

CONFIRMATION OF INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

For the year ended December 31, 2025, the Company considers each of the independent non-executive Directors is independent.

DIRECTORS

The following is the list of Directors during the year ended December 31, 2025 and up to the date of this annual report:

Executive Directors

Dr. LI Yifan
Dr. SUN Kai
Mr. XIANG Shaoqing
Ms. YANG Cailian

Independent Non-Executive Directors

Ms. ZHANG Yi
Dr. CHEN Jie *(resignation effective from December 24, 2025)*
Mr. REN Jia
Dr. WANG Hui *(appointment effective from December 24, 2025)*

EMOLUMENT POLICY AND DIRECTORS' REMUNERATION

Our Directors and senior management receive remuneration, including basic salaries, housing fund, allowances and benefits in kind, employer's contributions to a retirement benefit scheme, discretionary bonuses and share-based compensation expenses.

The remuneration is determined and recommended based on each Director's and senior management personnel's qualification, position and seniority, having regard to the Group's operating results, individual performance of the Directors and senior management and comparable market practices. As for the independent non-executive Directors, their remuneration is determined by the Board upon recommendation from the Compensation Committee to ensure that they are adequately compensated for their efforts and time dedicated to the Company's affairs.

The Company currently has adopted the 2021 Share Incentive Plan. For details of such share incentive plan and the outstanding options and RSUs granted to our Directors, see the subsection headed "The 2021 Share Incentive Plan" in this annual report.

Report of the Directors

During the Reporting Period, no remuneration was paid to the Directors and the five highest paid individuals of the Group as an inducement to join or upon joining the Group. No compensation was paid to or receivable by any Director or any of the five highest paid individuals during the Reporting Period for the loss of any office in connection with the management of the affairs of any member of the Group.

Details of the emoluments of the Directors and five highest paid individuals of the Group during the Reporting Period are set out in Notes 30 and 31 to the Consolidated Financial Statements.

During the Reporting Period, none of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors as an inducement to join, or upon joining the Group, or as compensation for the loss of office.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in this annual report, at no time during the Reporting Period was the Company or any of its subsidiaries, fellow subsidiaries or its holdings companies a party to any arrangement to enable any Director to acquire benefits by means of the acquisition of shares in, or debenture of the Company or any other body corporate; and none of the Directors, or any of their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of the Company or any other body corporate, or had exercised any such right.

Report of the Directors

DIRECTORS' INTERESTS IN COMPETING BUSINESS

During the year ended December 31, 2025, none of the Directors had interests in any business apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the business of the Group pursuant to the Listing Rules.

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

Save as disclosed in this annual report, none of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transaction, arrangement or contract of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during or at the end of the year ended December 31, 2025.

CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES

In respect of the year ended December 31, 2025, the Company does not have any disclosure obligations under Rules 13.17 to 13.22 of the Listing Rules.

Report of the Directors

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of December 31, 2025, the interests and short positions of the Directors and chief executives of the Company (other than Dr. Yifan Li, Dr. Kai Sun, and Mr. Shaoqing Xiang, whose interests in the Shares and underlying Shares of the Company have been disclosed in the subsection headed "Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares of the Company" below) in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Name of Director	Class of Shares	Nature of Interest	Number of Shares Held or Interested	Approximate percentage of interest in each class of Shares[1] (%)
Cailian Yang[2]	Class B Ordinary Shares	Beneficial owner	407,706(L)	0.31%
Jia Ren[3]	Class B Ordinary Shares	Beneficial owner	7,116(L)	0.01%
Yi Zhang[4]	Class B Ordinary Shares	Beneficial owner	22,432(L)	0.02%

Notes:

(1)   The calculation is based on the total number of 26,998,861 Class A Ordinary Shares and 130,143,350 Class B Ordinary Shares in issue as of December 31, 2025. The letter "L" stands for long position and the letter "S" stands for short position.

(2)   Represents (i) Ms. Cailian Yang's entitlement to receive up to 281,074 Class B Ordinary Shares pursuant to the exercise of options granted to her under the 2021 Plan, subject to the conditions (including but not limited to vesting conditions) of those options; (ii) 122,632 Class B Ordinary Shares in the form of ADSs beneficially owned by Ms. Cailian Yang; and (iii) the 4,000 RSUs granted to Ms. Cailian Yang on November 12, 2025 pursuant to the 2021 Plan which shall vest in accordance with the vesting schedule and conditions as disclosed in the announcement of the Company dated November 12, 2025.

(3)   Represents the 7,116 RSUs granted to Mr. Jia Ren on November 12, 2025 pursuant to the 2021 Plan which shall vest in accordance with the vesting schedule and conditions as disclosed in the announcement of the Company dated November 12, 2025.

(4)   Represents (i)10,527 Class B Ordinary Shares in the form of ADSs beneficially owned by Ms. Yi Zhang, and (ii) and the 11,905 RSUs granted to Ms. Zhang Yi on February 7, 2025 pursuant to the 2021 Plan which shall vest in accordance with the vesting schedule and conditions in the award agreement.

Save as disclosed above and in the subsection headed "Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares of the Company" below, as far as the Directors are aware and as of December 31, 2025, none of the Directors or the chief executive of the Company had any interest and/or short position (as applicable) in the Shares or underlying Shares of the Company or any of its associated corporations or any interests in the debentures of the Company or any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Report of the Directors

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As of December 31, 2025, the following persons (other than the Directors and chief executives whose interests have been disclosed in this annual report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of substantial shareholder	Nature of Interest	Class of Shares	Number of Shares Held or Interested	Approximate percentage of interest in each class of Shares[1] (%)
ALBJ Limited[2]	Beneficial owner	Class A Ordinary Shares	8,879,636 (L)	32.89%
Asian LBJ Limited[2]	Interest in controlled corporations	Class A Ordinary Shares	8,879,636 (L)	32.89%
Dr. Yifan Li[2][5]	Interest in controlled corporations	Class A Ordinary Shares	8,879,636 (L)	32.89%
Fermat Star Limited[3]	Beneficial owner	Class A Ordinary Shares	9,228,622 (L)	34.18%
Rock Ocean Limited[3]	Interest in controlled corporations	Class A Ordinary Shares	9,228,622 (L)	34.18%
Dr. Kai Sun[3][5]	Interest in controlled corporations	Class A Ordinary Shares	9,228,622 (L)	32.93%
Galbadia Limited[4]	Beneficial owner	Class A Ordinary Shares	8,890,603 (L)	32.93%
	Beneficial owner	Class B Ordinary Shares	165,031 (L)	0.13%
Balamb Limited[4]	Interest in controlled corporations	Class A Ordinary Shares	8,890,603 (L)	32.93%
	Interest in controlled corporations	Class B Ordinary Shares	165,031 (L)	0.13%
Shaoqing Xiang[4][5]	Interest in controlled corporations	Class A Ordinary Shares	8,890,603 (L)	32.93%
	Interest in corporation controlled	Class B Ordinary Shares	165,031 (L)	0.13%
FMR LLC[6]	Interest in controlled corporations	Class B Ordinary Shares	7,282,708 (L) 4,701 (S)	5.60% (L) 0.00% (S)
Deutsche Bank Aktiengesellschaft (Incorporated in the Federal Republic of Germany & members' liability is limited)	Depositary	Class B Ordinary Shares	83,408,801 (L) 83,408,801 (S)	64.09% (L) 64.09% (S)
	Investment Manager	Class B Ordinary Shares	1,419,870 (L)	1.09%

Report of the Directors

Notes:

(1)   The calculation is based on the total number of 26,998,861 Class A Ordinary Shares and 130,143,350 Class B Ordinary Shares in issue as of December 31, 2025. The letter "L" stands for long position and the letter "S" stands for short position.

(2)   ALBJ Limited is a company limited by shares incorporated in the British Virgin Islands. It is wholly owned by Asian LBJ Limited, which is wholly owned by Dr. Yifan Li. Accordingly, under the SFO, (i) Asian LBJ Limited is deemed to be interested in the Shares held by ALBJ Limited; and (ii) Dr. Yifan Li is deemed to be interested in the Shares in which Asian LBJ Limited is interested.

(3)   Fermat Star Limited is a company limited by shares incorporated in the British Virgin Islands. It is wholly owned by Rock Ocean Limited, which is wholly owned by Dr. Kai Sun. Accordingly, under the SFO, (i) Rock Ocean Limited is deemed to be interested in the Shares held by Fermat Star Limited; and (ii) Dr. Kai Sun is deemed to be interested in the Shares in which Rock Ocean Limited is interested.

(4)   Galbadia Limited is a company limited by shares incorporated in the British Virgin Islands. It is wholly owned by Balamb Limited, which is wholly owned by Mr. Shaoqing Xiang. The interests held comprise (i) 8,890,603 Class A Ordinary Shares held by Galbadia Limited, and (ii) 165,031 Class B Ordinary Shares in the form of ADSs controlled by Mr. Shaoqing Xiang through Galbadia Limited. Accordingly, under the SFO, (i) Balamb Limited is deemed to be interested in the Shares held by Galbadia Limited; and (ii) Mr. Shaoqing Xiang is deemed to be interested in the Shares in which Balamb Limited is interested.

(5)   Since co-founding the Company in 2014, Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang have been acting in concert with respect to the operation and material decisions of the Company. They entered into a deed of concert party arrangement dated April 24, 2025 (the "**Concert Party Deed**"), whereby they have, among other things, acknowledged their historical relationship of acting in concert and confirmed and agreed that they shall act in concert to cooperate to consolidate control of the Company.

(6)   Based on a corporate substantial shareholder notice filed by FMR LLC on January 6, 2026 (with the date of the relevant event being December 31, 2025), FMR LLC was interested in a total of 7,282,708 shares (L) and 4,701 shares (S) of the Company in accordance with the provisions of Part XV of the SFO. Of these of 7,282,708 shares (L), Fidelity Management & Research Company LLC, Fidelity Management & Research (Hong Kong) Limited, Fidelity Institutional Asset Management Trust Company, FIAM LLC, Strategic Advisers LLC and Fidelity Diversifying Solutions were interested in 1,450,711 shares, 3,947,235 shares, 377,626 shares, 1,399,946 shares and 3,717 shares, respectively. FMR LLC was deemed interested in the short positions in 664 shares (S) and 4,037 shares (S) of the Company through FIAM LLC and Fidelity Diversifying Solutions LLC, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of FMR LLC.

Save as disclosed above, as of December 31, 2025, the Directors were not aware of any person (who were not Directors or chief executive of the Company) who had an interest or short position in the Shares or underlying Shares of the Company which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or which would be required to be recorded in the registry required to be kept by the Company pursuant to Section 336 of the SFO.

Report of the Directors

THE 2021 SHARE INCENTIVE PLAN

The Company adopted the 2021 Plan in June 2021, which was further amended on September 3, 2025, (with such amendments to taking effect upon the Listing). The terms of the 2021 Plan (as amended and restated) will be governed by Chapter 17 of the Listing Rules (but for the avoidance of doubt, Awards granted pursuant to the 2021 Plan prior to the Listing Date will not be subject to the provisions of the Listing Rules).

The following is a summary of the principal terms of the 2021 Plan of the Company (as amended and restated from the Listing Date).

(a) Purpose

The purpose of the 2021 Plan is to promote the success and enhance the value of the Group by linking the personal interests of the directors, employees, and consultants to those of the Company's Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company's Shareholders.

(b) Eligible Participants

Those eligible to participate in the 2021 Plan include employees, consultants and directors of the Company or a subsidiary of the Company, as determined by the Committee (as defined below) (the "**Participants**"). Consultants refer to persons providing services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group as determined by the Committee.

(c) Awards

The Committee may, from time to time, select from among all Participants to whom awards in the form of share options ("**Options**"), restricted Shares ("**Restricted Shares**"), restricted share units ("**Restricted Share Units**" or "**RSUs**") or any other type of awards, in the form of cash or otherwise (collectively, "**Awards**"), will be granted and will determine the nature and amount of each Award.

The Committee is authorized to grant Awards in the form of Options, Restricted Shares or Restricted Share Units to Participants in accordance with the terms of the 2021 Plan. Awards granted will be evidenced by a written agreement, contract, or other instrument or document, including through electronic medium (the "**Award Agreement**"), setting forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant's employment or service terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

Report of the Directors

(d) Maximum number of Shares

The maximum aggregate number of Class B Ordinary Shares which may be issued and/or transferred in respect of all Awards that may be granted pursuant to the 2021 Plan and any other share incentive schemes of the Company in aggregate is 15,010,089 Class B Ordinary Shares (the "**Plan Limit**"), representing less than 10% of the total number of Shares in issue (excluding treasury shares) as at the Listing Date or the relevant date of approval of the refreshment of the Plan Limit.

Awards lapsed in accordance with the terms of the 2021 Plan and Awards that were previously granted under the 2021 Plan prior to the Listing Date will not be counted for the purpose of the Plan Limit.

The total number of options or awards available for grant under the Plan Limit for the 2021 Plan as of the Listing Date (being the date of amendments of the 2021 Plan) and December 31, 2025 are 15,010,089 and 14,709,507, respectively.

As at March 31, 2026, 23,569,173 Class B Ordinary Shares are available for issue and/or transfer upon vesting or exercise of all options and awards granted and may be granted under the 2021 Plan, representing 15.0% of the total number of Class B Ordinary Shares in issue as at the date of this annual report, and approximately 18.1% of the total number of all Shares (including Class A Ordinary Shares and Class B Ordinary Shares and excluding any treasury shares) in issue as at the date of this annual report.

The number of Shares that may be issued in respect of the all options and award granted under the 2021 Plan during the Reporting Period divided by the weighted average number of Shares (excluding treasury shares) in issue for the Reporting Period is 1.37%.

(e) Consultants Sublimit

The total number of Class B Ordinary Shares which may be issued and/or transferred in respect of all Awards that may be granted pursuant to this Plan and any other share incentive schemes of the Company to consultants (the "**Consultants Sublimit**") is 750,504, representing less than 0.5% of the total number of Shares in issue (excluding treasury shares) as at the Listing Date or the relevant date of approval of the refreshment of the Consultants Sublimit. The Consultants Sublimit shall in any event be within the Plan Limit. For the avoidance of doubt, Awards lapsed in accordance with the terms of the 2021 Plan and Awards that were previously granted under the 2021 Plan prior to the Listing Date will not be counted for the purpose of the Consultants Sublimit.

The total number of options or awards available for grant under the Consultants Sublimit for the 2021 Plan as of the Listing Date (being the date of amendments of the 2021 Plan) and December 31, 2025 are 750,504 and 750,504, respectively.

(f) Maximum entitlement of a grantee

Individual Limit

Unless approved by the Shareholders in general meeting in accordance with the Listing Rules, any grant of Awards to a Participant that would result in the Shares issued and to be issued and/or transferred in respect of all Awards granted to such Participant (excluding any Awards lapsed in accordance with the provisions of the 2021 Plan) in any 12-month period shall not exceed 1% of the total number of Shares in issue (excluding treasury shares).

Report of the Directors

0.1% Limit

Where any grant of Awards (excluding grant of Options) to a Director (other than an Independent Non-executive Director) or chief executive of the Company, or any of their associates would result in the Shares issued and to be issued in respect of all Awards granted (excluding any Awards lapsed in accordance with the 2021 Plan) to such person in the 12-month period up to and including the date of such grant, representing in aggregate over 0.1% of the total number of Shares in issue (excluding treasury shares), such further grant of awards must be approved by shareholders in general meeting in the manner set out in Rule 17.04(4) of the Listing Rules. The Company must send a circular to the shareholders setting out matters required under Rule 17.04(5) of the Listing Rules.

Where any grant of Awards to an independent non-executive Director or a substantial shareholder of the Company, or any of their respective associates, would result in the Shares issued and to be issued in respect of all Awards granted (excluding any Awards lapsed in accordance with the 2021 Plan) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of Shares in issue, such further grant of Awards must be approved by shareholders in general meeting in the manner set out in Rule 17.04(4) of the Listing Rules. The Company must send a circular to the shareholders setting out matters required under Rule 17.04(5) of the Listing Rules.

(g) Term of the 2021 Plan

The 2021 Plan commenced on June 28, 2021 ("**2021 Plan Effective Date**") and shall continue in effect until the tenth anniversary of the 2021 Plan Effective Date unless sooner terminated under the terms of the 2021 Plan.

For the avoidance of doubt, any Awards that are outstanding on the tenth anniversary of the 2021 Plan Effective Date shall remain in force according to the terms of the 2021 Plan and the applicable Award Agreement.

(h) Administration

The 2021 Plan shall be administered by the Board or a committee of one or more members of the Board and/or one or more executive officers of the Company (the "**Committee**") to whom the Board shall delegate the authority to grant or amend Awards to Participants other than any of the Committee members, independent directors and executive officers of the Company.

Subject to any specific designation in the 2021 Plan, the Committee has the exclusive power, authority and discretion to:

(i)   designate Participants to receive Awards;

(ii)   determine the type or types of Awards to be granted to each Participant;

(iii) determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(iv) determine the terms and conditions of any Award granted pursuant to the 2021 Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

Report of the Directors

(v)   determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(vi)   prescribe the form of each Award Agreement, which need not be identical for each Participant;

(vii)   decide all other matters that must be determined in connection with an Award;

(viii) establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(ix)   interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement;

(x)   amend the terms and conditions of Award Agreements; and

(xi)   make all other decisions and determinations that may be required pursuant to the 2021 Plan or as the Committee deems necessary or advisable to administer the 2021 Plan, including design and adopt from time to time new types of Awards that are in compliance with applicable laws.

(i)   Performance objectives

The Committee, in its discretion, shall set performance objectives or other vesting criteria which, depending on the extent to which they are met, will determine the number or value of the Awards that will be granted or paid out to the Participants.

(j)   Options

(i)   Exercise price

The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the Award Agreement which may be a fixed price, or a variable price related to the fair market value of the Shares; provided that the exercise price per Share subject to an Option shall be at least the higher of the following: (i) where the Options granted are exercisable into ADSs and the exercise price is determined in U.S. dollars, (a) the closing price of the Company's ADSs on Nasdaq on the date of grant, which must be Nasdaq business day; and (b) the average closing price of the Company's ADSs on Nasdaq for the five Nasdaq trading days immediately preceding the date of grant; or (ii) where the Options granted are exercisable into the Shares and the exercise price is determined in Hong Kong dollars, (a) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the grant date which should be a business day of the Stock Exchange, or (b) the average closing price of the Shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the grant date. Subject to the provisions of the 2021 Plan, the exercise price per Share subject to an Option may be amended or adjusted in the absolute discretion of the Committee, the determination of which shall be final, binding and conclusive.

Report of the Directors

(ii) Vesting period, time and conditions of exercise

The Committee shall determine the time or times at which an Option may be exercised in whole or in part, including exercise prior to vesting; provided that (i) the vesting period of any Option shall not be less than 12 months and (ii) the exercise term of any Option granted under the 2021 Plan shall not exceed the seventh (7th) anniversary of the date on which the vesting of the Option commences, except as otherwise determined by the Committee. The Committee shall also determine any conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(iii) Lapsed Options

Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, on the 90th day following the termination of employment or service, Options that are at that time unexercised shall automatically lapse in accordance with the Award Agreement.

(iv) Payment

The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation (i) cash or check denominated in U.S. Dollars, (ii) to the extent permissible under the applicable laws, cash or check in Renminbi, (iii) cash or check denominated in any other local currency as approved by the Committee, (iv) Shares held for such period of time as may be required by the Committee in order to avoid adverse financial accounting consequences and having a fair market value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, (v) after the closing of the first sale to the general public of the Shares pursuant to a registration statement filed with and declared effective by the U.S. SEC under the U.S. Securities Act, the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (vi) other property acceptable to the Committee with a fair market value equal to the exercise price, or (vii) any combination of the foregoing.

Notwithstanding any other provision of the 2021 Plan to the contrary, no Participant who is a member of the Board or an "executive officer" of the Company within the meaning of Section 13(k) of the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act") shall be permitted to pay the exercise price of an Option in any method which would violate Section 13(k) of the U.S. Exchange Act.

Report of the Directors

(k) Restricted Shares

(i) Issuance and restrictions

Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Shares). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such instalments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

(ii) Removal of restrictions

Except as otherwise provided in the 2021 Plan, Restricted Shares granted under the 2021 Plan shall be released from escrow as soon as practicable after the last day of the period of restriction. The Committee, in its discretion, may accelerate the time at which any restrictions shall lapse or be removed. After the restrictions have lapsed, the Participant shall be entitled to have any legend or legends removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant, subject to applicable legal restrictions. The Committee (in its discretion) may establish procedures regarding the release of Shares from escrow and the removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.

(l) Restricted Share Units

(i) Vesting period, form and timing of payment of Restricted Share Units

At the time of grant, the Committee shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable. Subject to the Listing Rules and unless otherwise decided by the Committee, in principle, the vesting period shall not be less than 12 months. Upon vesting, the Committee, in its sole discretion, may pay Restricted Share Units in the form of cash, Shares or a combination thereof.

Report of the Directors

Outstanding Options and Restricted Share Units Granted

Movement in Share Options during the Reporting Period

Details of the movements of the Share Options under the 2021 Plan during the Reporting Period are as follows:

Category and name of grantee	Date of Grant	Vesting period[1]	Expiry Date	Exercise price per Class B Ordinary Share underlying the Options (US$)	Outstanding Options as of January 1, 2025	Granted during the Reporting Period	Exercised during the Reporting Period[1]	Cancelled/ lapsed during the Reporting Period	Outstanding as of December 31, 2025
Directors and Chief Executive									
Cailian Yang	July 3, 2021	July 3, 2021	July 3, 2028	US$2.10	303,342	0	122,300	0	181,042
	November 22, 2021	August 31, 2022 – August 31, 2025	November 22, 2028	US$3.30	37,766	0	0	0	37,766
	June 5, 2023	May 1, 2025 – May 1, 2027	June 5, 2030	US$1.63	27,273	0	0	0	27,273
	June 5, 2023	June 1, 2023 – May 1, 2027	June 5, 2030	US$1.63	2,993	0	0	0	2,993
	November 18, 2024	January 31, 2026 – January 31, 2029	November 18, 2031	0.90	32,000	0	0	0	32,000
Subtotal	-	-	-	-	*403,374*	*0*	*122,300*	*0*	*281,074*
Five Highest Paid Individuals									
Five Highest Paid Individuals (in aggregate)	July 3, 2021– November 18, 2024	July 3, 2021– January 31, 2029	July 3, 2028– November 18, 2031	US$0.1-3.8	592,464	0	88,814	0	503,650
Employees and other grantees									
Employees	July 3, 2021– August 29, 2025	July 3, 2021– August 29, 2029	March 20, 2025 - August 29, 2032	US$0.01-5.15	8,921,671	1,572,958	2,133,292	582,202	7,779,135
Total	-	-	-	-	9,917,509	1,572,958	2,344,406	582,202	8,563,859

Report of the Directors

Notes:

(1) In respect of the Options exercised during the Reporting Period, the weighted average closing price of the Class B Ordinary Shares immediately before the dates on which the options were exercised is US$20.87.

(2) The fair value of the Options are calculated in accordance with the accounting standard and policy adopted for preparing the financial statements of the Company, namely the U.S. GAAP. Please see Note 22 to the audited consolidated financial statements for details on the fair value, accounting standard and policy adopted for the calculation of the fair value of the Options.

(3) The Options granted during the Reporting Period are not subject to any performance targets.

Save for those set out in this movement table, there are no grants of options to (i) any other Directors, chief executive or substantial Shareholders of the Company or their respective associates; (ii) any participant with options and awards in excess of the 1% individual limit under Rule 17.03D of the Listing Rules; (iii) any related entity participant or service provider and, in each case, which are funded by new Shares of the Company or the Depositary Shares under the 2021 Plan.

Report of the Directors

Movement in RSUs during the Reporting Period

Details of the movements of awards under the 2021 Plan during the Reporting Period are as follows:

Category and name of grantee	Date of Grant[4][5]	Vesting Period	Number of RSUs unvested as of January 1, 2025	Number of RSUs granted during the Reporting Period	Closing price per Share immediately before the date on which the RSUs were granted (US$)	Number of RSUs vested during the Reporting Period[3]	Number of RSUs lapsed/ cancelled during the Reporting Period	Number of RSUs unvested as of December 31, 2025	Purchase price of RSUs granted
Directors and Chief Executive									
Cailian Yang	November 12, 2025	December 1, 2026 - December 1, 2029	N/A	4,000	US$20.78[6]	0	0	4,000	Nil
Zhang Yi	March 10, 2023	February 7, 2024 - February 7, 2025	5,264	0	US$19.02	5,264	0	0	Nil
	February 7, 2025	February 7, 2026 – February 7, 2027	N/A	11,905	US$16.81	0	0	11,905	Nil
Ren Jia	November 12, 2025	November 12, 2026 - September 7, 2028	N/A	7,116	US$20.78[6]	0	0	7,116	Nil
Chen Jie[1]	March 10, 2023	February 7, 2024 - February 7, 2025	2,632	0	US$19.02	2,632	0	0	Nil
	February 7, 2025	December 24, 2025	N/A	5,953	US$16.81	2,976	2,977	0	Nil
Subtotal	–	–	7,896	28,974	–	10,872	2,977	23,021	Nil
Five Highest Paid Individuals									
Five Highest Paid Individuals (in aggregate)	August 18, 2023 - November 12, 2025	November 1, 2023 - December 1, 2029	323,661	44,000	US$4.08-20.78	93,514	0	274,147	Nil
Employees and other grantees									
Employees	May 30, 2023 - November 12, 2025	February 15, 2024 - March 1, 2030	218,790	265,366	US$3.64 – 26.83	54,164	55,547	374,445	Nil
Total	–	–	**550,347**	**338,340**	–	**158,550**	**58,524**	**671,613**	**Nil**

Report of the Directors

Notes:

(1) Dr. Chen Jie resigned as a Director with effect from December 24, 2025.

(2) The fair value of awards are calculated in accordance with the accounting standard and policy adopted for preparing the financial statements of the Company, namely the U.S. GAAP. Please see Note 22 to the audited consolidated financial statements for details on the fair value, accounting standard and policy adopted for the calculation of the fair value of the RSUs.

(3) The weighted average closing price of the Class B Ordinary Shares or ADS immediately before the dates on which the RSUs were vested was US$20.44.

(4) The vesting of the RSUs granted on November 12, 2025 is not subject to any performance targets as detailed in the announcement of the Company dated November 12, 2025.

(5) The vesting of all the RSUs granted under the 2021 plan is not subject to any performance targets.

(6) The closing price of the Class B Ordinary Shares traded on the Hong Kong Stock Exchange on the date immediately before the grant of RSUs on November 12, 2025 was HK$187.9 per Share. The closing price of the ADSs traded on NASDAQ on the date immediately before the grant of RSUs on November 12, 2025, was US$20.78 per ADS.

Continuing Connected Transactions

During the Reporting Period, there were no continuing connected transactions that were not fully exempted from shareholders' approval, annual review and all disclosure requirements under the Chapter 14A of the Listing Rules.

As there were no continuing connected transactions during the Reporting Period, no confirmation shall be provided by the auditor of the Company and the independent non-executive Directors with respect thereof for the Reporting Period pursuant to Rules 14A.55 and 14A.56 of the Listing Rules.

The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules with respect to the connected transactions and the continuing connected transactions entered into by the Group during the Reporting Period.

Related Party Transactions

Details of the related party transactions of the Group for the year ended December 31, 2025 are set out in Note 23 to the Consolidated Financial Statements contained herein.

Except as disclosed herein, none of the related party transactions constitutes a connected transaction or continuing connected transaction subject to independent shareholders' approval, annual review and all disclosure requirements under Chapter 14A of the Listing Rules.

Report of the Directors

Review of Financial Statements by the Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and paragraph D.3 of Part 2 of the Corporate Governance Code.

The primary duties of the Audit Committee, among others, are to review and supervise the financial reporting process and the risk management and internal control systems of the Company, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee consists of three independent non-executive Directors, namely, Ms. Yi Zhang, Dr. Hui Wang and Mr. Jia Ren. Ms. Yi Zhang serves as the chairperson of the Audit Committee.

The Audit Committee has reviewed the Consolidated Financial Statements and annual results of the Group for the year ended December 31, 2025, and has met with the independent auditor of the Company, Messrs. Deloitte Touche Tohmatsu. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company and Messrs. Deloitte Touche Tohmatsu.

Continuing Disclosure Obligations Pursuant to the Listing Rules

The Company does not have any other disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules.

Auditor

On September 16, 2025, the Company successfully listed its Class B Ordinary Shares on the Main Board of the Hong Kong Stock Exchange, and there has been no change in the Company's auditor since the Listing.

The accompanying financial statements of the Group prepared in accordance with U.S. GAAP have been audited by Messrs. Deloitte Touche Tohmatsu. Messrs. Deloitte Touche Tohmatsu shall retire at the forthcoming annual general meeting of the Company and, being eligible, will offer itself for reappointment. A resolution for the re-appointment of Messrs. Deloitte Touche Tohmatsu as Auditor will be proposed at the forthcoming annual general meeting.

USE OF NET PROCEEDS

On September 16, 2025, the Class B Ordinary Shares were listed on the Main Board of the Hong Kong Stock Exchange. The net proceeds from the Global Offering amounted to approximately HK$4,654.1 million, which will be applied for the following purposes:

- approximately 50% of the net proceeds is expected to be allocated to investment in research and development;

- approximately 35% of the net proceeds is expected to be allocated to investment in our manufacturing capabilities to enable continued delivery of products with high performance and reliability to meet customers' evolving demands;

Report of the Directors

- approximately 5% of the net proceeds is expected to be allocated to business development to accelerate our business expansion; and

- approximately 10% of the net proceeds is expected to be allocated for working capital and general corporate purposes to support our business operation and growth.

For the Relevant Period, the Company had not utilized the net proceeds from the Global Offering. Regarding such net proceeds that had not been utilized, the Company intends to use them in the same manner, allocations and proportions as stated in the Prospectus. The completion time of utilizing the net proceeds will be determined based on the future business development of the Company. For details of the allocation of the use of proceeds, please refer to the section headed "Future Plans and Use of Proceeds – Use of Proceeds" of the Prospectus.

As at December 31, 2025, there have been no changes to the intended use of proceeds as disclosed in the section headed "Future Plans and Use of Proceeds" in the Prospectus. The following table sets forth a summary of the utilization of the net proceeds from the Global Offering as of December 31, 2025:

Item	Percentage of the total net proceeds from the Listing (%)	Planned net proceeds utilization (HK$ million)	Net amount utilized as of December 31, 2025 (HK$ million)	Remaining balance as of December 31, 2025 (HK$ million)	Expected timeline for utilization of unutilized net proceeds[Note]
Investment in research and development	50%	2,327.1	–	2,327.1	Over the course of next 5 years
Investment in our manufacturing capabilities	35%	1,628.9	–	1,628.9	Over the course of next 5 years
Business development to accelerate business expansion	5%	232.7	–	232.7	Over the course of next 5 years
Working capital and general corporate purposes	10%	465.4	–	465.4	Over the course of next 5 years
Total	100%	4,654.1	–	4,654.1	–

Note: The expected timeline for the utilization of unutilized proceeds represents the Group's best estimates based on the anticipated market conditions, which may be subject to change in response to current and future market developments.

Directors and Senior Management

DIRECTORS

Executive directors

Dr. Yifan Li (李一帆), aged 40, is an executive Director and our Co-Founder, and has been serving as our Chief Executive Officer since our inception. Dr. Li has also been serving as the Chairman of the Board since September 2025.

Dr. Li has served as the director of Sharpa Group, an AI robotics company co-founded by our Co-Founders, since January 2026. Prior to co-founding Hesai, Dr. Li worked at Western Digital Corporation (NASDAQ: WDC) in Silicon Valley from August 2013 to October 2014.

Dr. Li received his master's degree in mechanical engineering and his Ph.D. degree in mechanical engineering from University of Illinois at Urbana-Champaign in August 2009 and August 2013, respectively, with a research focus on robotics. Dr. Li also holds a bachelor's degree in engineering, majoring in measurement and control technology and instrumentation, from Tsinghua University* (清華大學) in July 2009.

Dr. Li's numerous accolades include being named as Fortune Magazine's "40 Under 40 in China," MIT Technology Review's "2020 Innovators Under 35 of China," and a Young Global Leader of the World Economic Forum for the Class of 2021.

Dr. Kai Sun (孫愷), aged 40, is an executive Director and our Co-Founder, and has been serving as our Chief Scientist since our inception.

Prior to co-founding Hesai, Dr. Sun worked as a research associate at Stanford University in 2014. Dr. Sun's research focus was primarily on building ultra-fast and high-sensitivity molecular detection systems with lasers and novel detection technologies. These detection systems operate in extreme conditions for the research of reaction kinetics. Dr. Sun is a first author in a number of international journals, and several of his papers were selected to IOP Select (Institute of Physics in the UK), Spotlight of OSA (Optical Society of America), and "100 Years of Combustion Kinetics at Argonne." In 2013, Dr. Sun won an Outstanding Paper Award for his publication in the academic journal Measurement Science and Technology.

Dr. Sun has served as the director of Sharpa Group, an AI robotics company co-founded by our Co-Founders, since January 2026.

Dr. Sun graduated from Stanford University, with a Ph.D. degree in mechanical engineering (with a minor in electrical engineering) and a master's degree in mechanical engineering in January 2014 and January 2010, respectively. Dr. Sun also obtained his bachelor's degree in thermal energy and power engineering from Shanghai Jiao Tong University* (上海交通大學) in July 2007.

Directors and Senior Management

Mr. Shaoqing Xiang (向少卿), aged 41, is an executive Director and our Co-Founder, and has been serving as our Chief Technology Officer since our inception.

Prior to co-founding Hesai, Mr. Xiang worked at Apple, Inc. (NASDAQ: AAPL) as an iPhone hardware systems integration engineer from April 2011 to October 2014.

Mr. Xiang has served as the director of Sharpa Group, an AI robotics company co-founded by our Co-Founders, since January 2026.

Mr. Xiang received a fellowship award and obtained his dual master's degrees in mechanical engineering and electrical engineering from Stanford University in January 2009 and March 2011, respectively. Mr. Xiang was a recipient of the prestigious Graduate Engineering Fellowship award to commence his postgraduate studies at Stanford University in September 2007. Previously, Mr. Xiang received his bachelor's degree in engineering, majoring in micro-electromechanical systems, from Tsinghua University* (清華大學) in July 2007.

Ms. Cailian Yang (楊彩蓮), aged 35, is an executive Director, our joint company secretary and has served as our vice president of operations since November 2017.

Ms. Yang joined us in December 2014 as the first employee of Hesai. Prior to joining us, Ms. Yang worked at Citibank (China) Company Limited from October 2014 to December 2014, and Shanghai Pudong Development Bank* (上海浦東發展銀行股份有限公司) (SHA: 600000) from December 2012 to August 2014.

Ms. Yang received her bachelor's degree in business English from Yancheng Teachers University* (鹽城師範學院) in June 2012.

Independent non-executive directors

Ms. Bonnie Yi Zhang (張懌), aged 52, has served as our independent director since February 2023 and has been re-designated as an independent non-executive Director since September 2025. She is the chairperson of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee of the Company.

Ms. Zhang has been serving as an independent director of H World Group Limited (NASDAQ: HTHT; HKEX: 1179), a Chinese multi-brand hotel group, since August 2025, an independent non-executive director of Swire Pacific Limited (HKEX: 0019), a Hong Kong based international conglomerate with a diversified portfolio of market leading businesses, since June 2022, and an independent director of Yatsen Holding Limited (NYSE: YSG), a Chinese beauty company, since November 2020. She has also been serving as the chief financial officer of Sina Corporation (formerly NASDAQ: SINA, taken private in 2021), an online media company, since March 2015.

Ms. Zhang served as an independent director of CreateAI Holdings Inc. (previously known as TuSimple Holdings Inc.) (NASDAQ: TSPH), a global artificial intelligence company, from September 2020 to June 2022 and as an independent non-executive director of Dada Nexus Limited (NASDAQ: DADA), a local on-demand retail and delivery platform in China, from June 2020 to August 2022.

Directors and Senior Management

From March 2014 to March 2015, Ms. Zhang served as the chief financial officer of Weibo Corporation (NASDAQ: WB; HKEX: 9898), a social media platform in China and one of Sina Corporation's subsidiaries. Before joining Weibo, Ms. Zhang was the chief financial officer of AdChina Ltd., a company operating an integrated internet advertising platform in China, from May 2011 to February 2014. Prior to that, Ms. Zhang was an audit partner of Deloitte Touche Tohmatsu based in Shanghai from October 2007 to April 2011. Ms. Zhang also worked at the National Office SEC Services group of Deloitte & Touche, LLP from 2005 to 2007, where she was responsible for pre-issuance reviews of securities offering documents and periodic reports to be filed with the SEC with a focus on foreign private issuers.

Ms. Zhang received a bachelor's degree in business administration from McDaniel College (formerly known as "Western Maryland College") in May 1997. Ms. Zhang is a certified public accountant in the State of Maryland and is a member of the American Institution of Certified Public Accountants.

Mr. Jia Ren (任佳), aged 62, has served as our independent non-executive Director since September 2025. He is a member of the Audit Committee and Nominating and the Corporate Governance Committee of the Company.

Mr. Ren has been serving as an independent director of SVG Tech Group Co., Ltd.* (蘇州蘇大維格科技集團股份有限公司) (SZSE: 300331), a micro-nano equipment and functional material devices company based in China since October 2021, the chairman of the board of Hangzhou Xinqinghang Technology Development Co., Ltd.* (杭州新清杭科技發展有限公司) since January 2021, a director of Zhejiang Deyilong Technology Co., Ltd.* (浙江德毅隆科技股份有限公司) since April 2020, as well as the chairman of the board and the general manager of Shanghai Xinwei Technology Development Co., Ltd.* (上海新微科技發展有限公司) since July 2014.

Prior to his current positions, Mr. Ren was an independent director of Beijing InHand Networks Technology Co., Ltd.* (北京映翰通網絡技術股份有限公司) (SSE: 688080), an Internet of things solutions provider in China from December 2017 to December 2023, and an independent director of Changhong Meiling Co., Ltd.* (長虹美菱股份有限公司) (SZSE: 000521), a home appliances manufacturer in China from July 2014 to October 2020.

Mr. Ren received his bachelor's degree in engineering physics and his master's degree in metal physics from Tsinghua University* (清華大學) in July 1987 and December 1989, respectively.

Dr. WANG Hui (王慧), aged 67, has served as our independent non-executive Director since December 2025. She is a member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee of the Company.

Dr. Wang has served as an independent director of Beijing FJR Opto-electronic Technology Co., Ltd. (SSE: 688272) since September 2020. She has served as an independent director of Joyware Electronics Co., Ltd. (SZSE: 300270) since February 2026. She also served as an independent director of Arcsoft Corporation Limited (SSE: 688088) from January 2019 to December 2024. In addition, she taught at the Peking University Law School from 1992 to 2018, most recently as an associate professor.

Dr. WANG obtained her Ph.D. degree in international economics law and a master's degree in international law from Peking University Law School in June 1992 and July 1988, respectively. She also obtained her bachelor of arts degree from Peking University in July 1984.

Directors and Senior Management

SENIOR MANAGEMENT

Our senior management team comprises of Mr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang, Ms. Cailian Yang and Mr. Peng Fan.

For details of Mr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang, please refer to "Directors – Executive Directors" above in this section.

Mr. Peng Fan (樊鵬), aged 43, has been serving as our Chief Financial Officer since November 2024.

Mr. Fan has been serving as an independent non-executive director of Jiangsu Innovative Ecological New Materials Limited (HKEX: 2116) since March 2018.

Prior to his position as our Chief Financial Officer, Mr. Fan served as the chief financial officer of Seyond Holdings Ltd. (previously named: Innovusion Holdings Ltd) from May 2021 to September 2024, vice president of Hailiang Education Group Inc. (NASDAQ: HLG) from August 2020 to April 2021, and the chief strategy officer of Aesthetic Medical International Holdings Group Limited (NASDAQ: AIH) from August 2018 to August 2020. Prior to that, he served as the head of investor relations and capital markets of Dali Foods Group Company Limited (HKEX: 3799) from May 2016 to October 2017, and was responsible for investor relations, corporate development, mergers and acquisitions. Before that, Mr. Fan was the vice president of the corporate finance division of the Hong Kong Branch of Deutsche Bank AG from December 2007 to May 2016.

Mr. Fan graduated from Tsinghua University* (清華大學), with a bachelor's degree in accounting and master's degree in business administration in July 2004 and July 2006, respectively.

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO RULE 13.51B(1) OF THE LISTING RULES

Save as disclosed in this annual report, there is no change in information for any of the Directors which would require disclosure pursuant to Rule 13.51B(1) of the Listing Rules during the year ended December 31, 2025 and up to the date of this annual report:

On December 24, 2025, Dr. CHEN Jie (陳劼) resigned as an independent non-executive Director and a member of each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

On December 24, 2025, Dr. WANG Hui (王慧) was appointed as an independent non-executive Director and a member of each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

In February 2026, Dr. Wang was appointed as an independent director of Joyware Electronics Co., Ltd. (SZSE: 300270).

For details, please refer to the announcement of the Company dated December 24, 2025.

Corporate Governance Report

The Board is pleased to report to the Shareholders on the corporate governance of the Company for the year ended December 31, 2025.

CORPORATE GOVERNANCE CULTURE

The Company is committed to ensuring that its affairs are conducted in accordance with high ethical standards, reflecting a core belief that acting with probity, transparency, and accountability is imperative to achieving long-term sustainable value. The Board and management are highly committed to maintaining a strong corporate governance culture that ensures effective independent judgment on corporate actions and operations. This culture is reinforced through the assessment of integrity across the organization, including policies on code of business conduct and ethics, whistleblowing, and anti-corruption compliance.

To embed these values, the Company operates a systematic training framework, strictly implementing policies such as the Training Control Procedures and the Mentors Management System. This approach ensures the standardized execution of all training initiatives, empowering employees to master essential technical and governance skills. As of December 31, 2025, the Company achieved 100% employee training coverage, encompassing mandatory courses on compliance, risk management, and information security.

The Board regularly evaluates the effectiveness of this culture through internal control reviews and performance management systems, ensuring that integrity and ethical behavior remain integrated into the Group's daily operations.

Corporate Governance Report

CORPORATE GOVERNANCE PRACTICES

The Board is committed to achieving high corporate governance standards.

The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of Shareholders, enhance corporate value, formulate its business strategies and policies, and enhance its transparency and accountability.

The Company has adopted the principles and code provisions of the Corporate Governance Code* contained in Appendix C1 of the Listing Rules the basis of the Company's corporate governance practices.

The Board is of the view that throughout the period from the Listing Date to December 31, 2025, the Company has complied with all the applicable code provisions as set out in the Corporate Governance Code, except for Code Provision C.2.1 as further explained in the section on "Chairman and Chief Executive Officer" below.

*The amendments to the Corporate Governance Code effective on 1 July 2025 will apply to corporate governance reports and annual reports for financial years commencing on or after 1 July 2025. For this annual report, the Company shall refer to the then effective Corporate Governance Code.

Corporate Governance Report

SECURITIES TRANSACTIONS BY DIRECTORS AND RELEVANT EMPLOYEES

The Company has adopted a code of conduct regarding Directors' dealings in the Company's securities (the "**Code**") on terms no less exacting than the Model Code as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Model Code.

Having made specific enquiries, all the Directors and relevant employees have confirmed that they have complied with the Code throughout the period from the Listing Date to December 31, 2025.

No incident of non-compliance of the Code was noted by the Company.

BOARD OF DIRECTORS

The Company is headed by an effective Board which assumes responsibility for its leadership and control and be collectively responsible for promoting the Company's success by directing and supervising the Company's affairs. Directors take decisions objectively in the best interests of the Company.

The Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business and regularly reviews the contribution required from a Director to perform his responsibilities to the Company and whether the Director is spending sufficient time performing them that are commensurate with their role and the Board responsibilities. The Board includes a balanced composition of executive Directors and independent non-executive Directors so that there is a strong independent element on the Board, which can effectively exercise independent judgement.

Corporate Governance Report

Board Composition

As at the date of this report, the Board comprised seven (7) Directors, including four (4) executive Directors and three (3) independent non-executive Directors, as set out below:

Executive Directors
Dr. Yifan Li[1]
Dr. Kai Sun
Mr. Shaoqing Xiang
Ms. Cailian Yang

Independent Non-executive Directors
Ms. Yi Zhang[2]
Dr. Jie Chen[3]
Mr. Jia Ren
Dr. Hui Wang[4]

Notes:

(1)   Dr. Yifan Li was appointed as the Chairman with effect from the Listing Date.

(2)   Ms. Yi Zhang was our independent Director under applicable U.S. regulations and was re-designated as an independent non-executive Director with effect from the Listing Date.

(3)   Dr. Jie Chen was our independent Director under applicable U.S. regulations and was re-designated as an independent non-executive Director with effect from the Listing Date. Dr. Jie Chen resigned with effect from December 24, 2025.

(4)   Dr. Hui Wang was appointed as an independent non-executive Director with effect from December 24, 2025.

Corporate Governance Report

Each of our Directors confirms that he or she (i) has obtained the legal advice referred to in Rule 3.09D of the Listing Rules on April 23, 2025 and December 23, 2025 (as the case may be), and (ii) understood his or her obligations as a Director of a listed issuer under the Listing Rules.

The biographical information of the Directors is set out in the section headed "Directors and Senior Management" of this report. None of the members of the Board have any financial, business, family or other material/relevant relationships with one another.

Board meetings and Directors' Attendance Records

Regular Board meetings should be held at least four times a year involving active participation, either in person or through electronic means of communication, of a majority of Directors.

The attendance record of each Director at the Board meetings, the Board Committee meeting(s) and the general meeting(s) of the Company held during the period from the Listing Date and up to the year ended December 31, 2025 is set out in the table below:

| | Attendance/Number of Meetings | | | | |
Name of Director	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	General Meeting[1]
Executive Directors					
Dr. Yifan Li	2/2	N/A	N/A	N/A	N/A
Dr. Kai Sun	2/2	N/A	N/A	N/A	N/A
Mr. Shaoqing Xiang	2/2	N/A	N/A	N/A	N/A
Ms. Cailian Yang	2/2	N/A	N/A	N/A	N/A
Independent Non-executive Directors					
Ms. Yi Zhang	2/2	2/2	1/1	N/A	N/A
Dr. Jie Chen[2]	1/1	1/1	1/1	N/A	N/A
Mr. Jia Ren	2/2	2/2	N/A	N/A	N/A
Dr. Hui Wang[3]	1/1	1/1	0/0	N/A	N/A

Notes:

(1) The Company did not hold any general meetings during the period from the Listing Date and up to the year ended December 31, 2025.

(2) Dr. Jie Chen resigned as independent non-executive Director, member of Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee with effect from December 24, 2025.

(3) Dr. Hui Wang was appointed as independent non-executive Director, member of Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee with effect from December 24, 2025.

Corporate Governance Report

Apart from regular Board meetings, the Chairman also has a meeting with the independent non-executive Directors without the presence of other Directors in March 2026.

Since the Listing Date and up to the year ended December 31, 2025, no general meetings have been held and therefore no Directors attended the general meetings.

Responsibilities, accountabilities and contributions of the board and management

The Board should assume responsibility for leadership and control of the Company; and is collectively responsible for directing and supervising the Company's affairs.

The Board directly, and indirectly through its committees, leads and provides direction to management by laying down strategies and overseeing their implementation, monitors the Group's operational and financial performance, and ensures that sound internal control and risk management systems are in place.

All Directors, including independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. The independent non-executive Directors are responsible for ensuring a high standard of regulatory reporting of the Company and providing a balance in the Board for bringing effective independent judgement on corporate actions and operations.

All Directors have full and timely access to all the information of the Company and may, upon request, seek independent professional advice in appropriate circumstances, at the Company's expenses for discharging their duties to the Company.

The Directors shall disclose to the Company details of other offices held by them.

The Board reserves for its decision all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of Directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.

The Company has arranged appropriate insurance coverage on Directors' and officers' liabilities in respect of any legal actions taken against Directors and senior management arising out of corporate activities.

Corporate Governance Report

Chairman and Chief Executive Officer

The Chairman provides leadership and is responsible for the effective functioning and leadership of the Board. The chief executive officer (the "**CEO**") focuses on the Company's business development and daily management and operations generally.

Pursuant to Code Provision C.2.1 of the Corporate Governance Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman of the Board (the "**Chairman**") and the CEO and Dr. Yifan Li ("**Dr. Li**") currently performs these two roles. The Board believes that, in view of Dr. Li's experience, personal profile and his roles in our Company, Dr. Li is the Director best suited to identify strategic opportunities and focus on the Board due to his extensive understanding of our business as our CEO. The Board also believes that the combined roles of both Chairman and CEO has the benefit of ensuring consistent leadership within the Group and can promote the effective execution of strategic initiatives and facilitate the flow of information between management and the Board. The Board will continue to review and consider splitting the roles of Chairman and the CEO if and when it is appropriate taking into account the circumstances of the Group as a whole.

Independent non-executive Directors

During the period from the Listing Date and up to the year ended December 31, 2025, the Board at all times met the requirements of the Listing Rules relating to the appointment of at least three independent non-executive Directors representing one-third of the Board with one of whom possessing appropriate professional qualifications or accounting or related financial management expertise.

The Company has received written annual confirmation from each of the independent non-executive Directors in respect of his/her independence in accordance with the independence guidelines set out in Rule 3.13 of the Listing Rules. The Company is of the view that all independent non-executive Directors are independent.

Board Independence

The Group has mechanisms to ensure independent views and input are available to the Board. In particular, the following mechanisms are in place in order to ensure that there is a strong independent element on the Board which is key to the Board's effectiveness:

• In assessing whether a potential candidate is qualified to become an independent non-executive Director of the Company, the Nomination and Corporate Governance Committee and the Board will consider, among others, whether the candidate is able to devote sufficient time on performing his/her duties as an independent non-executive Director of the Company, and the background and qualification of the candidate, in order to assess whether such candidates are able to bring independent views to the Board.

Corporate Governance Report

- In considering whether an independent non-executive Director should be proposed for re-election, the Nominating and Corporate Governance Committee and the Board will assess and evaluate the independent non-executive Director's contribution to the Board during the term, in particular, whether the independent non-executive Director was able to bring independent views to the Board.

- All Directors, including independent non-executive Directors, are entitled to seek further information and documentation from the management on the matters to be discussed at board meetings. They can also seek assistance from independent advice from external professional advisers at the Company's expense.

The Board considered the said mechanisms has been operating effectively and will review the implementation and effectiveness of the aforesaid mechanism on annual basis.

Appointment and re-election of Directors

The independent non-executive Directors are appointed for a specific term of three (3) years, subject to renewal after the expiry of the then current term.

All the Directors are subject to retirement by rotation and re-election at the annual general meetings. Under the Articles of Association, at every annual general meeting of the Company one-third of the Directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third) shall retire from office by rotation provided that every Director (including every independent non-executive Director and/or those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Director shall retain office until the close of the meeting at which he or she retires and shall be eligible for re-election thereat.

Continuous professional development of directors

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant.

Every newly appointed Director has received a formal and comprehensive induction on the first occasion of his/her appointment to ensure appropriate understanding of the business and operations of the Company and full awareness of Director's responsibilities and obligations under the Listing Rules and relevant statutory requirements.

Directors should participate in appropriate continuous professional development to develop and refresh their knowledge and skills.

All Directors are encouraged to attend relevant training courses at the Company's expenses.

Corporate Governance Report

During the period from the Listing Date and up to the year ended December 31, 2025, the Company organized training sessions conducted by the legal advisers for all Directors. The training sessions covered a wide range of relevant topics including Directors' duties and responsibilities, corporate governance and regulatory updates. In addition, relevant reading materials including compliance manual，legal and regulatory updates and seminar handouts have been provided to the Directors for their reference and studying.

The training records of the Directors during the period from the Listing Date and up to the year ended December 31, 2025 are summarized as follows:

Directors	Type of Training[(Note)]
Executive Directors	
Dr. Yifan Li	A/B
Dr. Kai Sun	A/B
Mr. Shaoqing Xiang	A/B
Ms. Cailian Yang	A/B
Independent Non-Executive Directors	
Ms. Yi Zhang	A/B
Dr. Jie Chen (resigned on December 24, 2025)	A/B
Mr. Jia Ren	A/B
Dr. Hui Wang (appointed on December 24, 2025)	A/B

Notes：

Types of Training

A: Attending training sessions, including but not limited to briefings, seminars, conferences and workshops

B: Reading relevant news alerts, newspapers, journals, magazines and relevant publications

BOARD COMMITTEES

The Board has established three (3) committees, namely, the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. All Board committees of the Company are established with specific written terms of reference which deal clearly with their authority and duties. The terms of reference of the Board committees are posted on the Company's website and the Stock Exchange's website and are available to Shareholders upon request.

Audit Committee

The Audit Committee consists of three (3) independent non-executive Directors, namely Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang. Ms. Yi Zhang is the chairlady of the Audit Committee.

The charter of the Audit Committee are of no less exacting terms than those set out in the Corporate Governance Code. The main duties of the Audit Committee are to assist the Board in reviewing the financial information and reporting process, risk management and internal control systems, effectiveness of the internal audit function, scope of audit and appointment of external auditors, and arrangements to enable employees of the Company to raise concerns about possible improprieties in financial reporting, internal control or other matters of the Company.

Corporate Governance Report

As the Company was only listed on September 16, 2025, during the period from the Listing Date and up to the year ended December 31, 2025, the Audit Committee held two (2) meetings to review to discuss and consider, among others, the following matters:

- reviewing and discussing the unaudited financial results for the third quarter of 2025 and the relevant quarterly result announcement;

- discussing with external auditors on their review on the Company's consolidated quarterly financial information for the third quarter of 2025;

- reviewing and making recommendations to the Board on the appointment or re-appointment of the external auditor; and discussing external auditor's remuneration in respect of audit services and non-audit services; and

- reviewing and monitoring the external auditor's independence and objectivity and the effectiveness of the audit process in accordance with applicable standards; and reviewing the experience and qualifications of the senior members of the independent auditor's team.

The Audit Committee also met the external auditors without the presence of the Executive Directors.

Compensation Committee

The Compensation Committee consists of two (2) independent non-executive Directors, namely Ms. Yi Zhang and Dr. Hui Wang. Ms. Yi Zhang is the chairlady of the Compensation Committee.

The charter of the Compensation Committee are of no less exacting terms than those set out in the Corporate Governance Code. The primary functions of the Compensation Committee include determining/reviewing and making recommendations to the Board on the remuneration packages of all Directors and senior management, the remuneration policy and structure for all Directors and senior management; establishing transparent procedures for developing such remuneration policy and structure to ensure that no Director or any of his/her associates will participate in deciding his/her own remuneration; and overseeing the general compensation and employee benefit plans and practices of the Company.

During the period from the Listing Date and up to the year ended December 31, 2025, the Compensation Committee met once during the period to consider the relevant matters regarding the remuneration packages of the Directors and senior management and the grant of RSUs to eligible Participants. The Compensation Committee also made recommendations to the Board on the terms of the letter of appointment of the new independent non-executive Director appointed during the Reporting Period.

Pursuant to the 2021 Plan, the vesting period for any RSU granted shall not be less than 12 months from the date of grant, unless otherwise decided by the Board, a committee of the Board and/or one or more authorized executive officers of the Company, subject to the Listing Rules. The vesting period for certain share awards granted during the year ended December 31, 2025 is less than 12 months as certain grants were delayed due to administrative reasons or have a mixed or accelerated vesting schedule and will be vested in eight equal portions over 48 months. For details of the grants, please refer to the announcement of the Company dated November 12, 2025.

Corporate Governance Report

The Compensation Committee considered that such arrangements (i) are appropriate for retaining, incentivizing and rewarding those employees, as well as encouraging them to continuously contribute to the operations, development and long-term success and growth of the Company, (ii) are appropriate and commercially competitive and reasonable as the majority of the Awards are subject to a longer vesting period, which will ensure that the long-term interest of the employees and the Company are aligned, and (iii) align with the purpose of the 2021 Plan.

The remuneration of the senior management, whose biographical details are included in section headed "Directors and Senior Management" of this annual report, during the year falls within the following bands:

Annual Remuneration	Number of Individuals
Nil to HKD3,000,000	1
HKD3,000,000 to HKD4,000,000	3
HKD4,000,000 to HKD5,000,000	1

The Group has a guideline in employee's handbook for the evaluation of performance and training of its staff. In addition to a basic salary, year-end bonuses are offered to staff members with outstanding performance. The remuneration policies and packages will be reviewed on a regular basis and makes necessary adjustments commensurate with the remuneration level in the industry.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of three (3) independent non-executive Directors, namely Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang. Ms. Yi Zhang is the chairlady of the Nominating and Corporate Governance Committee.

The charter of the Nominating and Corporate Governance Committee is of no less exacting terms than those set out in the CG Code and is in compliance with Rule 8A.30 of the Listing Rules.

The principal duties of the Nominating and Corporate Governance Committee include reviewing the Board composition, developing and formulating relevant procedures for the nomination and appointment of Directors, making recommendations to the Board on the appointment and succession planning of Directors, reviewing the Board Diversity Policy and the Director Nomination Policy, assessing the independence of independent non-executive Directors, ensure that the Company is operated and managed for the benefit of all Shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structure of the Company.

In assessing the Board composition, the Nominating and Corporate Governance Committee would take into account various aspects as well as factors concerning Board diversity as set out in the Company's Board Diversity Policy. The Nominating and Corporate Governance Committee would discuss and agree on measurable objectives for achieving diversity on the Board, where necessary, and recommend them to the Board for adoption.

In identifying and selecting suitable candidates for directorships, the Nominating and Corporate Governance Committee would consider the candidate's relevant criteria as set out in the Director Nomination Policy that are necessary to complement the corporate strategy and achieve Board diversity, where appropriate, before making recommendation to the Board.

Corporate Governance Report

The Nominating and Corporate Governance Committee met once during the year ended December 31, 2025 to review and consider the following matters:

- identify and, if appropriate, interview individuals who are suitably qualified to become a member of the Board and to select or make recommendations to the Board on the selection of individuals nominated by the shareholders of the Company or others for directorships;

- review the background and qualifications of individuals being considered as director candidates; provided that among the qualifications considered in the selection of candidates, and make recommendations to the Board the director nominees;

- to review the structure, size and composition of the Board and the independence of the independent non-executive Directors;

- to review the Board Diversity Policy and Director Nomination Policy and to consider and recommend to the Board on the appointment of independent non-executive Directors;

- make recommendations to the Board regarding the size and composition of each standing committee of the Board, including the identification of individuals qualified to serve as members of a committee, including the Nominating and Corporate Governance Committee, and recommend individual Directors to fill any vacancy that might occur on a committee;

- monitor the functioning of the committees of the Board and make recommendations for any changes, including the creation and elimination of committees;

- review and monitor the training and continuous professional development of Directors and senior management;

- review and monitor the Company's policies and practices on compliance with legal and regulatory requirements;

- develop, review and monitor the code of conduct and compliance manual (if any) applicable to Directors and employees;

- review the Company's compliance with the CG Code and disclosure in the corporate governance report;

Corporate Governance Report

- review and monitor whether the Company is operated and managed for the benefit of all of its Shareholders;

- confirm that the beneficiaries of weighted voting right have been members of the Board throughout the year and that no matters under Rule 8A.17 of the Hong Kong Listing Rules have occurred during the relevant financial year;

- review and approve matters relating to the share incentive plan of the Company under Chapter 17 of the Hong Kong Listing Rules;

- confirm whether or not the beneficiaries of weighted voting rights have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Hong Kong Listing Rules throughout the year;

- review and monitor the management of conflicts of interests and make a recommendation to the Board on any matter where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or shareholders of the Company (considered as a group) on one hand and any beneficiary of weighted voting rights on the other, such matter includes but is not limited to any grants of options or awards to any beneficiary of weighted voting rights under a share incentive plan governed by Chapter 17 of the Hong Kong Listing Rules;

- make a recommendation to the Board as to the appointment of the compliance adviser;

- seek to ensure effective and on-going communication between the Company and its shareholders, particularly with regards to the requirements of Rule 8A.35 of the Hong Kong Listing Rules;

- report on the work of the Nominating and Corporate Governance Committee covering all areas of its terms of reference;

- advise the Board periodically with respect to significant developments in the law and practice of corporate governance as well as the Company's compliance with applicable laws and regulations, and making recommendations to the Board on all matters of corporate governance and on any corrective action to be taken; and

- consider any other corporate governance issues that arise from time to time, and develop appropriate recommendations for the Board.

Corporate Governance Report

The Nominating and Corporate Governance Committee has confirmed that (i) the WVR beneficiary have been members of the Board throughout the Reporting Period; (ii) no matter under Rules 8A.17 and 8A.30(4)-(6) of the Listing Rules has occurred during the Reporting Period; and (iii) the WVR beneficiary has complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules during the Reporting Period.

Diversity Policies

The Company has adopted a board diversity policy (the "**Board Diversity Policy**") and also a workforce diversity policy (the "**Workforce Diversity Policy**") which committed to establishing a workplace culture where its employees are valued and empowered to contribute their unique perspectives. The Company recognizes and embraces the benefits of having a diverse Board and considers creating and maintaining a diversified and inclusive working environment as an essential element in maintaining the Company's competitive advantage.

The Company's Board Diversity Policy emphasizes the importance of diversity and gender equality in strengthening board performance, decision-making, and governance. It commits to building a Board with varied skills, experiences, backgrounds, and perspectives, ensuring appointments are based on merit while considering diversity factors. The Board will discuss and agree annually the relevant measurable objectives such as numerical targets and timelines for monitoring, alongside workforce and senior management gender ratios. The Board Diversity Policy is subject to regular review and revision to maintain its effectiveness.

The Nominating and Corporate Governance Committee reviews regularly the structure, size and composition of the Board and where appropriate, make recommendations on changes to the Board to complement the Company's corporate strategy and to ensure that the Board maintains a balanced diverse profile. In relation to reviewing and assessing the Board composition, the Nominating and Corporate Governance Committee is committed to diversity at all levels and will consider a number of aspects, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge and regional and industry experience.

The Company aims to maintain an appropriate balance of diversity perspectives that are relevant to the Company's business growth and is also committed to ensuring that recruitment and selection practices at all levels (from the Board downwards) are appropriately structured so that a diverse range of candidates are considered.

The Company's Workforce Diversity Policy highlights its commitment to fostering diversity and inclusion as key drivers of innovation and growth across all Group companies. It seeks to create a respectful, dignified, and inclusive workplace where differences in race, ethnicity, gender, religion, age, disability, sexual orientation, cultural background, skills, and experiences are valued. The Workforce Diversity Policy applies to all aspects of employment, including recruitment and selection, professional development and training, compensation and benefits, performance evaluation, and career advancement, while strictly prohibiting discrimination and harassment. The Group actively promotes initiatives that celebrate diverse perspectives, encourages collaboration, and supports professional development opportunities tailored to diverse employees. The Board monitors progress, reviews the Workforce Diversity Policy regularly, and recommends revisions to ensure its continued effectiveness.

Corporate Governance Report

The Nominating and Corporate Governance Committee will review the Board Diversity Policy and Workforce Diversity Policy, as appropriate, to ensure its effectiveness.

Gender diversity

The Company values gender diversity across all levels of the Group. The following table sets out the gender ratio in the workforce of the Group, including the Board and senior management as at the date of this annual report:

	Female	Male
Board	43%	57%
	(3)	(4)
Senior Management	14%	57%
	(1)	(4)
Other employees	29%	71%
	(322)	(791)
Overall workforce	29%	71%
	(326)	(799)

Details on the gender ratio of the Group together with relevant data can be found in the Environmental, Social and Governance Report of the Company to be published separately.

The Nominating and Corporate Governance Committee and the Board considered that the current composition of the Board is sufficiently diverse and the Board is of the view that the current composition of the Board has achieved the objectives set in the Board Diversity Policy. The Company will continue to maintain gender diversity on the Board and also the overall workforce.

Corporate Governance Report

Director Nomination Policy

The Company has adopted a Director Nomination Policy which sets out the selection criteria and nomination process and the Board succession planning considerations in relation to nomination and appointment of Directors and aims to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the Company and the continuity of the Board and appropriate leadership at Board level.

The Nominating and Corporate Governance Committee has a duty to make recommendations to the Board on the selection, appointment and re-election of Directors, as well as succession planning for Directors.

The nomination process set out in the Director Nomination Policy is as follows:

Appointment of New Director

(i)   The Nominating and Corporate Governance Committee and/or the Board should, upon receipt of the proposal on appointment of new Director and the biographical information (or relevant details) of the candidate, evaluate such candidate based on the criteria as set out below to determine whether such candidate is qualified for directorship.

(ii)   If the process yields one or more desirable candidates, the Nominating and Corporate Governance Committee and/or the Board should rank them by order of preference based on the needs of the Company and reference check of each candidate (where applicable).

(iii) The Nominating and Corporate Governance Committee should then recommend to the Board to appoint the appropriate candidate for directorship, as applicable.

(iv)   For any person that is nominated by a Shareholder for election as a Director at the general meeting of the Company, the Nominating and Corporate Governance Committee and/or the Board should evaluate such candidate based on the criteria as set out below to determine whether such candidate is qualified for directorship. Further details are set out in the "Procedures for Shareholders to Propose a Person for Election as a Director of the Company" adopted by the Company.

Where appropriate, the Board should make recommendation to the Shareholders in respect of the proposed election of Director at the general meeting.

Re-election of Director at General Meeting

(i)   The Nominating and Corporate Governance Committee and/or the Board should review the overall contribution and service to the Company of the retiring Director and the level of participation and performance on the Board.

Corporate Governance Report

(ii)　The Nominating and Corporate Governance Committee and/or the Board should also review and determine whether the retiring Director continues to meet the criteria for the suitability of Directors as set out below.

(iii)　The Nominating and Corporate Governance Committee and/or the Board should then make recommendation to Shareholders in respect of the proposed re-election of Director at the general meeting.

Where the Board proposes a resolution to elect or re-elect a candidate as Director at the general meeting, the relevant information of the candidate will be disclosed in the circular to Shareholders and/or explanatory statement accompanying the notice of the relevant general meeting in accordance with the Listing Rules and/or applicable laws and regulations.

If an independent non-executive Director has served for more than nine years, such Director's further appointment should be subject to a separate resolution to be approved by the shareholders. The papers to Shareholders accompanying that resolution should state why the Board or the Nominating and Corporate Governance Committee believes that the Director is still independent and should be re-elected.

Criteria for Suitability of Directorship

The Director Nomination Policy sets out the non-exhaustive criteria for assessing the suitability and the potential contribution to the Board of a proposed candidate, including but not limited to the following:

• 　character and integrity;

• 　qualifications including professional qualifications, skills, knowledge and experience and diversity aspects under the Board Diversity Policy that are relevant to the Company's business and corporate strategy;

• 　requirements of independent non-executive Directors on the Board and independence of the proposed independent non-executive Directors in accordance with the Listing Rules; and

• 　any potential contributions that the candidate can bring to the Board in terms of qualifications, skills, experience, independence and gender diversity;

• 　willingness and ability to devote adequate time to discharge duties as a member of the Board and/or Board committee(s) of the Company; and/or

• 　such other factors that the Board and/or Nominating and Corporate Governance Committee considers to be relevant to the Company's business and succession plan from time to time.

During the period from the Listing Date and up to the year ended December 31, 2025, the Nominating and Corporate Governance Committee recommended to the Board the appointment of a new independent non-executive Director, namely Dr. Hui Wang. The appointment was subject to a stringent nomination process in accordance with the Director Nomination Policy and the Board Diversity Policy, to ensure the Board possesses the necessary skills, experience and knowledge in alignment with the Company's strategy.

Corporate Governance Report

The Nominating and Corporate Governance Committee will conduct regular reviews of the Director Nomination Policy, as appropriate, to ensure its effectiveness.

RISK MANAGEMENT AND INTERNAL CONTROLS

The Board acknowledges its responsibility for the risk management and internal control systems and reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board has the overall responsibility for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and establishing and maintaining appropriate and effective risk management and internal control systems.

The Audit Committee assists the Board in leading the management and overseeing their design, implementation and monitoring of the risk management and internal control systems. The Company has developed and adopted various risk management procedures and guidelines with defined authority for implementation by key business processes and office functions, including project management, sales and leasing, financial reporting, procurement, human resources and information technology.

The Company's risk management and internal control systems operate on a three-line defense model. Business units serve as the first line of defense in daily operations. The Internal Control Function coordinates risk activities and maintains the enterprise risk database, while the Legal Department manages compliance risks. The Internal Audit Function serves as the independent third line, reporting to the Audit Committee. The risk management process involves regular risk assessments, with management selecting appropriate strategies for risk responses. The Company develops tailored policies and controls to address identified risks to ensure they remain at acceptable levels.

All divisions/departments conduct regular internal control assessments and annual self-evaluations to identify risks impacting the Group's business. The Internal Audit Function performs independent reviews of the adequacy and effectiveness of the systems, examines key aspects of accounting policies, operational processes and compliance practices, and provides findings and recommendations to the management and Audit Committee. The Board, supported by the Audit Committee and internal audit findings, conducted an annual review for the period from the Listing Date to December 31, 2025, and considered that such systems are effective and adequate. The annual review also covered financial reporting, ESG reporting, internal audit function as well as staff qualifications, experience and relevant resources.

Corporate Governance Report

The Company has established the Anti-Corruption Compliance Policy and Anti-Fraud and Whistleblowing Policy to safeguard against corruption, fraud and bribery. These policies provide internal reporting channels for employees and external parties to raise concerns, in confidence and anonymity, with management and the Audit Committee regarding suspected improprieties. The internal anti-corruption/fraud department investigates reported incidents and takes appropriate measures. The Company continues to conduct anti-corruption/fraud training and awareness activities to cultivate a culture of integrity. The Policies are available on the Company's website.

The Company has developed its disclosure policy which provides a general guide to the Directors, senior management and relevant employees in handling confidential information, monitoring information disclosure and responding to enquiries. Control procedures have been implemented to ensure that unauthorized access and use of inside information are strictly prohibited.

Corporate Governance Report

DIRECTORS' RESPONSIBILITY IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements with the support of the accounting and finance team.

The Directors have prepared the financial statements in accordance with the U.S. GAAP. Appropriate accounting policies have also been used and applied consistently except the adoption of revised standards, amendments to standards and interpretation.

The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

The statement of the external auditors of the Company about their reporting responsibilities on the financial statements is set out in the Independent Auditors' Report of this Annual Report.

AUDITORS' REMUNERATION

The remuneration paid and payable to the external auditors of the Company in respect of audit services and non-audit services for the year ended December 31, 2025 is set out below:

Service Category	Fees Paid/ Payable (RMB, in thousands)
Audit Services	17,493
All other Services	16
Total	**17,509**

Corporate Governance Report

COMPANY SECRETARY

Ms. Cailian Yang, has been as one of our joint company secretaries since the Listing Date, who is responsible for advising the Board on corporate governance matters and ensuring that the Board's policies and procedures, as well as the applicable laws, rules and regulations are followed. Ms. Cailian Yang is also an executive Director and the vice president of operations. Please see the section headed "Directors and Senior Management" for her biography.

In order to uphold good corporate governance and ensure compliance with the Listing Rules and applicable Hong Kong laws, the Company engaged Ms. Nelly Au-Yeung, currently a senior manager of the company secretarial services of Tricor Services Limited, a member of Vistra Group and an integrated provider offering business, corporate and investor services, as the other joint company secretary to assist Ms. Cailian Yang. Ms. Nelly Au-Yeung is responsible for advising the Board on corporate governance matters and ensuring that Board policy and procedures and applicable laws, rules and regulations are followed. Ms. Cailian Yang has also been designated as the primary contact person at the Company who would work and communicate with Ms. Nelly Au-Yeung on the Company's corporate governance and secretarial and administrative matters.

Ms. Nelly Au-Yeung has complied with Rule 3.29 of the Listing Rules by taking no less than 15 hours of the relevant professional training during 2025. Ms. Cailian Yang will undertake not less than 15 hours of relevant professional training in compliance with Rule 3.29 of the Listing Rules.

SHAREHOLDERS' RIGHTS

Convening an extraordinary general meeting

Pursuant to Article 69 of the Articles of Association, the chairperson or a majority of the Directors may call general meetings, and they shall on a Shareholders' requisition forthwith proceed to convene an extraordinary general meeting of the Company. A Shareholders' requisition is a requisition of Shareholders holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-tenth of the voting rights, on an one vote per Share basis, of the issued Shares which as at the date of the deposit carry the right to vote at the general meetings of the Company. The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the registered office of the Company, and may consist of several documents in like form each signed by one or more requisitionists. If there are no Directors as at the date of the deposit of the Shareholders' requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing not less than one-tenth of the total voting rights of all of the requisitionists, on an one vote per Share basis, which carry the right to vote at general meetings, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said twenty-one (21) calendar days. A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

Corporate Governance Report

Putting forward proposals at general meetings

Shareholders who wish to put forward proposals at general meetings may achieve so by means of convening an extraordinary general meeting following the procedures as set out in the paragraph above.

As regards to the procedures for Shareholders to propose a person for election as a Director, they are available on the Company's website at https://investor.hesaitech.com/.

Putting forward enquiries to the Board

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company.

Note: The Company will not normally deal with verbal or anonymous enquiries.

Contact details

Shareholders may send their enquiries or requests as mentioned above to the following:

Address: 10th Floor, Building A, No.658 Zhaohua Rd., Changning District, Shanghai 200050, People's Republic of China
(For the attention of the Capital Markets Department)
Fax: +86-10-5900-1548
Email: ir@hesaitech.com

For the avoidance of doubt, Shareholders must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. Shareholders' information may be disclosed as required by law.

INVESTOR RELATIONS

The Company considers that effective communication with Shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies. The Company endeavours to maintain an on-going dialogue with Shareholders and in particular, through annual general meetings and other general meetings. At the annual general meeting, Directors (or their delegates as appropriate) are available to meet Shareholders and answer their enquiries.

To safeguard Shareholder interests and rights, separate resolution should be proposed for each substantially separate issue at general meetings, including the election of individual Director. All resolutions put forward at general meetings will be voted on by poll pursuant to the Listing Rules and poll results will be posted on the websites of the Company and of the Hong Kong Stock Exchange after each general meeting.

Corporate Governance Report

Shareholders' Communication Policy

The Company has in place a Shareholders' Communication Policy (the "**Shareholders' Communication Policy**"). The Shareholders' Communication Policy aims to set out the provisions with the objective of ensuring that the Company's Shareholders, both individual and institutional, and, in appropriate circumstances, the investment community at large, are timely provided with complete, equal and understandable information about the Company (including its financial performance, strategic goals and plans, material developments, corporate governance and risk profile), in order to enable Shareholders to exercise their rights in an informed manner, and to enhance the communication between the Shareholders, the investment community and the Company. The Board reviewed the implementation and effectiveness of the Shareholders' Communication Policy and the results were satisfactory.

The Board shall maintain an on-going dialogue with Shareholders and the investment community, and will regularly review this Policy to ensure its effectiveness.

Information shall be communicated to Shareholders and the investment community mainly through:

(a) disclosures to the market submitted to the Hong Kong Stock Exchange which are uploaded onto the Hong Kong Stock Exchange's website;

(b) the Company's website;

(c) interim reports and annual reports; and

(d) annual general meetings and other general meetings.

Effective and timely dissemination of information to Shareholders and the investment community shall be ensured at all times. Any question regarding this Shareholders' Communication Policy shall be directed to the Company's Investor Relations Department by telephone or by email.

Shareholders' Enquiries

• Shareholders shall direct their questions about their shareholdings to the Company's Hong Kong share registrar, Tricor Investor Services Limited, by sending email to 2525-ecom@vistra.com or calling its hotline at (852) 2980 1333 during business hours (9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding Hong Kong public holidays), or go in person to its public counter at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong.

• Shareholders and the investment community may at any time contact the Company's Investor Relations Department to understand the information published by the Company.

• Shareholders and the investment community are provided with designated contacts, email addresses and enquiry lines of the Company in order to enable them to make any query in respect of the Company.

Corporate Governance Report

Corporate Communication

"Corporate Communication" as defined under the Listing Rules refers to any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to the following documents of the Company: (a) the Directors' report, annual accounts together with a copy of the auditor's report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) the quarterly report; (d) a notice of meeting; (e) a listing document; (f) a circular; and (g) a proxy form.

The Corporate Communication of the Company will be published on the Hong Kong Stock Exchange's website in a timely manner as required by the Listing Rules. Corporate communication shall be provided to Shareholders in plain language and in both English and Chinese versions to facilitate Shareholders' understanding. Shareholders have the right to choose the languages (either English and/or Chinese) of the corporate communications.

Pursuant to Rule 2.07 of the Listing Rules under the expansion of paperless listing regime and electronic dissemination of corporate communications, the Company has adopted electronic dissemination of corporate communications. All future corporate communications will be available electronically on the website of the Company at www.hesaitech.com and the Hong Kong Stock Exchange's website at www.hkexnews.hk in place of printed copies. Shareholders are encouraged to provide, amongst other things, in particular, their email addresses to the Company through the Company's Share Registrar and Transfer Office in order to ensure the receipt of the information published by the Company in a timely manner.

Nevertheless, the Shareholders have the right to receive the corporate communications in printed form. If you want to receive the corporate communications in printed form, please send an email to 2525-ecom@vistra.com specifying your name, address and request to receive the corporate communications in printed form. Please note that such instruction shall be valid for one year starting from the receipt date of your instruction and will expire thereafter.

Corporate Website

A dedicated "Investor Relations" section is available on the Company's website. Information on the Company's website is updated on a regular basis. Information uploaded by the Company to the Hong Kong Stock Exchange's website is also posted on the Company's website immediately thereafter. Such information includes announcements, results announcements, circulars and notices of general meetings and other documents etc.

Corporate Governance Report

Shareholders' General Meetings

The annual general meeting and other general meetings of the Company are the primary forum for communication between the Company and its Shareholders. The Company shall provide Shareholders with relevant information on the resolutions(s) proposed at a general meeting in a timely manner in accordance with the Listing Rules. The information provided shall be reasonably necessary to enable Shareholders to make an informed decision on the proposed resolution(s). Shareholders are encouraged to participate in general meetings or to appoint proxies to attend and vote at the meetings for and on their behalf if they are unable to attend the meetings. Where appropriate or required, Board members, in particular, the chairman of the Board, the chairmen of Board committees or their delegates, appropriate management executives and external auditors will attend annual general meetings to answer Shareholders' questions (if any). The process of the Company's general meeting shall be monitored and reviewed on a regular basis, and, if necessary, changes be made to ensure that Shareholders' needs are best served.

Investment Market Communications

The Company, depending on its need, will arrange various activities, such as investor/analysts briefings and group/one-on-one meetings, roadshows (both domestic and international) and media interviews, and participate in marketing activities and thematic forums etc., on a regular basis in order to facilitate communication between the Company, Shareholders and the investment community.

Corporate Governance Report

Amendments to Constitutional Documents

During the period from the Listing Date up to the year ended December 31, 2025, the Company has not made any changes to its Articles of Association.

On March 3, 2026, the Company has amended its Articles of Association. Details of the amendments are set out in the circular dated January 26, 2026 to the Shareholders. An up-to-date version of the Company's Articles of Association is also available on the Company's website and the Hong Kong Stock Exchange's website.

Dividend Policy

The Company has adopted a Dividend Policy on payment of dividends. The Company do not have any pre-determined dividend payout ratio. Depending on the financial conditions of the Company and the Group and the conditions and factors as set out in the Dividend Policy, dividends may be proposed and/or declared by the Board during a financial year and any final dividend for a financial year will be subject to the Shareholders' approval. Such details have been disclosed in the annual report of the Company.

Independent Auditor's Report

To the Shareholders of Hesai Group
(incorporated in Cayman Islands with limited liability)

OPINION

We have audited the consolidated financial statements of Hesai Group (the "**Company**") and its subsidiaries (collectively referred to as the "**Group**") set out on pages 91 to 166, which comprise the consolidated balance sheet as of December 31, 2025, and the consolidated statement of operation and comprehensive income, consolidated statement of changes in shareholders' equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including significant accounting policy information and other explanatory information.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2025, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("**U.S. GAAP**") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing ("**HKSAs**") as issued by the Hong Kong Institute of Certified Public Accountants (the "**HKICPA**"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the HKICPA's Code of Ethics for Professional Accountants (the "**Code**"), as applicable to audits of financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independent Auditor's Report

KEY AUDIT MATTER

Key audit matter is the matter that, in our professional judgment, was of most significance in our audit of the consolidated financial statements of the current period. The matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on the matter.

Key audit matter	How our audit addressed the key audit matter
Revenue recognition – Price adjustments to product revenues	
As discussed in Note 2 to the consolidated financial statements, the Group's revenue is measured based on the transaction price and the quantity of parts specified in a contract with a customer. Discrete price adjustments, such as sales discounts, may occur in order for the Group to remain competitive with market prices. Revenue is measured as the amount of consideration expect to receive in exchange for transferring the promised goods, adjusted for any variable consideration such as price adjustments as estimated at contract inception. The principal consideration for our determination that the price adjustments for product revenues is a key audit matter is the high degree of audit effort in performing procedures over the price adjustments to product revenues.	Our procedures in relation to revenue recognition of price adjustments included: • We obtained understanding, evaluated the design, and tested the operating effectiveness of controls over the accuracy and completeness of price adjustments. • We recalculated all the price adjustments according to agreements and related documents with customers and corresponding shipment quantity and reconciled to the amounts recorded by the Group and investigated any significant difference. • We tested, on a sample basis, price adjustment entries and price adjustments in customer settlements subsequent to year-end, by inspecting the related documents to evaluate whether they were related to transactions in 2025. • We interviewed management of the Company responsible for customer relationships and pricing decisions regarding customer negotiations and price adjustments.

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor's report thereon.

Independent Auditor's Report

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Independent Auditor's Report

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matter communicated with those charged with governance, we determine the matter that was of most significance in the audit of the consolidated financial statements of the current period and is therefore the key audit matter. We describe the matter in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Chan Wing Ming, Joseph (Practising certificate no.: P04758).

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 24, 2026

Consolidated Balance Sheets

As of December 31, 2024 and 2025
(Amounts in thousands, except share and per share data or otherwise noted)

	Notes	As of December 31, 2024 RMB	As of December 31, 2025 RMB	As of December 31, 2025 US$ (Note 2)
ASSETS				
Current assets:				
Cash and cash equivalents		2,838,966	**1,663,492**	**237,876**
Restricted cash		3,594	**4,014**	**574**
Short-term investments	3	362,195	**3,091,856**	**442,130**
Notes receivable	4	22,341	**94,697**	**13,541**
Accounts receivable, net (net of allowance of RMB54,972 and RMB79,952 as of December 31, 2024 and 2025, respectively)	5	765,027	**1,262,220**	**180,495**
Contract assets, net (net of allowance of RMB9,901 and RMB19,810 as of December 31, 2024 and 2025, respectively)		9,909	**–**	**–**
Amounts due from related parties		5,039	**–**	**–**
Inventories	6	482,137	**670,453**	**95,874**
Prepayments and other current assets	7	193,448	**282,431**	**40,387**
Total current assets		4,682,656	**7,069,163**	**1,010,877**
Property and equipment, net	8	944,218	**1,099,283**	**157,195**
Intangible assets, net	9	76,554	**95,507**	**13,657**
Land-use rights, net	10	39,879	**39,015**	**5,579**
Long-term investments	11	31,798	**2,781,670**	**397,774**
Operating lease right-of-use assets	17	114,260	**109,318**	**15,632**
Other non-current assets	12	100,246	**67,322**	**9,627**
Total non-current assets		1,306,955	**4,192,115**	**599,464**
TOTAL ASSETS		5,989,611	**11,261,278**	**1,610,341**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Short-term borrowings	13	345,253	**448,233**	**64,096**
Notes payable	14	10,096	**150,199**	**21,478**
Accounts payable	15	345,011	**592,560**	**84,735**
Contract liabilities		32,994	**21,019**	**3,006**
Amounts due to related parties		335,253	**–**	**–**
Accrued warranty liability		43,607	**77,672**	**11,107**
Income tax payable		–	**27,157**	**3,883**
Accrued expenses and other current liabilities	16	516,726	**578,495**	**82,724**
Total current liabilities		1,628,940	**1,895,335**	**271,029**
Operating lease liabilities	17	98,370	**85,555**	**12,234**
Long-term borrowings	13	269,438	**278,727**	**39,857**
Other non-current liabilities		61,132	**42,907**	**6,137**

Consolidated Balance Sheets

As of December 31, 2024 and 2025
(Amounts in thousands, except share and per share data or otherwise noted)

	Notes	As of December 31,		
		2024	**2025**	
		RMB	***RMB***	***US$***
				(Note 2)
Total non-current liabilities		428,940	**407,189**	**58,228**
Total liabilities		2,057,880	**2,302,524**	**329,257**
Commitments and contingencies	27			
Shareholders' equity				
Class A Ordinary shares (US$0.0001 par value, 50,000,000 shares authorized, 30,015,905 and 26,998,861 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	18	19	**17**	**2**
Class B Ordinary shares (US$0.0001 par value, 900,000,000 shares authorized, 101,143,806 and 130,143,350 shares issued, 101,143,806 and 129,146,306 shares outstanding as of December 31, 2024 and 2025, respectively)	18	70	**90**	**13**
Additional paid-in capital		7,577,113	**11,925,963**	**1,705,390**
Subscription receivables		(292,721)	**–**	**–**
Accumulated other comprehensive income		56,975	**6,529**	**933**
Accumulated deficit		(3,409,725)	**(2,973,845)**	**(425,254)**
Total Shareholders' equity		3,931,731	**8,958,754**	**1,281,084**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		5,989,611	**11,261,278**	**1,610,341**

Consolidated Statements of Operations and Comprehensive (Loss) Income

For the Years Ended December 31, 2023, 2024 and 2025
(Amounts in thousands, except share and per share data or otherwise noted)

	Notes	Year ended December 31,			
		2023	2024	**2025**	
		RMB	RMB	**RMB**	**US$**
					(Note 2)
Net revenues	19	1,876,989	2,077,157	**3,027,573**	**432,937**
Cost of revenues		(1,215,611)	(1,192,572)	**(1,762,477)**	**(252,031)**
Gross Profit		661,378	884,585	**1,265,096**	**180,906**
Operating expenses:					
Sales and marketing expenses		(148,798)	(193,032)	**(191,990)**	**(27,454)**
General and administrative expenses		(320,144)	(316,913)	**(288,828)**	**(41,302)**
Research and development expenses		(790,547)	(855,641)	**(796,940)**	**(113,961)**
Other operating income, net	20	26,520	276,093	**181,415**	**25,942**
Total operating expenses		(1,232,969)	(1,089,493)	**(1,096,343)**	**(156,775)**
(Loss) income from operations		(571,591)	(204,908)	**168,753**	**24,131**
Interest income		99,813	104,401	**130,237**	**18,624**
Interest expenses		(3,069)	(12,827)	**(18,923)**	**(2,706)**
Foreign exchange (loss) gain, net		(452)	14,577	**2,156**	**308**
Other income (loss), net		34	(2,476)	**184,566**	**26,393**
Net (loss) income before income tax and share of loss in equity method investments		(475,265)	(101,233)	**466,789**	**66,750**
Income tax expense	21	(658)	(1,130)	**(30,835)**	**(4,409)**
Share of loss in equity method investment		(45)	(13)	**(74)**	**(11)**
Net (loss) income		(475,968)	(102,376)	**435,880**	**62,330**
Net (loss) income attributable to ordinary shareholders of the Company		(475,968)	(102,376)	**435,880**	**62,330**
Net (loss) earnings per share:					
Basic	24	(3.81)	(0.79)	**3.13**	**0.45**
Diluted	24	(3.81)	(0.79)	**2.98**	**0.43**
Weighted average shares used in calculating net (loss) income per share:					
Basic	24	124,783,013	129,188,125	**139,145,475**	**139,145,475**
Diluted	24	124,783,013	129,188,125	**146,437,135**	**146,437,135**
Net (loss) income		(475,968)	(102,376)	**435,880**	**62,330**
Other comprehensive income (loss), net of tax of nil:					
Foreign currency translation adjustments		42,048	18,535	**(50,446)**	**(7,214)**
Comprehensive (loss) income		(433,920)	(83,841)	**385,434**	**55,116**

Consolidated Statements of Changes in Shareholders' (Deficit) Equity

For the Years Ended December 31, 2023, 2024 and 2025
(Amounts in thousands, except share and per share data or otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Subscription receivables	Accumulated deficit	Accumulated other comprehensive (loss) income	Total Shareholders' (deficit) equity
	Number	*RMB**	*Number*	*RMB*	*RMB*	*RMB*	*RMB*	*RMB*	*RMB*
Balance as of December 31, 2022	30,033,379	19	30,949,701	20	-	(310,227)	(2,831,381)	(3,608)	(3,145,177)
Net loss	-	-	-	-	-	-	(475,968)	-	(475,968)
Foreign currency translation	-	-	-	-	-	-	-	42,048	42,048
Share-based compensation	-	-	-	-	233,958	-	-	-	233,958
Issuance of ordinary shares for initial public offering in United States ("**US IPO**"), net of issuance cost of RMB117,774	-	-	10,125,118	7	1,193,290	-	-	-	1,193,297
Reclassification of redeemable shares to ordinary shares upon IPO	-	-	54,551,513	39	5,986,871	-	-	-	5,986,910
Issuance of ordinary shares upon the exercise of share options and vesting of restricted share units	-	-	1,368,778	1	9,743	-	-	-	9,744
Settlement of subscription receivables in connection with the 2021 reorganization	-	-	-	-	-	17,506	-	-	17,506
Balance as of December 31, 2023	30,033,379	19	96,995,110	67	7,423,862	(292,721)	(3,307,349)	38,440	3,862,318
Net loss	-	-	-	-	-	-	(102,376)	-	(102,376)
Foreign currency translation	-	-	-	-	-	-	-	18,535	18,535
Share-based compensation	-	-	-	-	117,199	-	-	-	117,199
Issuance of ordinary shares upon the exercise of share options and vesting of restricted share units	-	-	4,131,222	3	36,052	-	-	-	36,055
Conversion of Class A Ordinary shares into Class B Ordinary shares	(17,474)	-	17,474	-	-	-	-	-	-

Consolidated Statements of Changes in Shareholders' (Deficit) Equity

For the Years Ended December 31, 2023, 2024 and 2025
(Amounts in thousands, except share and per share data or otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Subscription receivables	Accumulated deficit	Accumulated other comprehensive (loss) income	Total Shareholders' (deficit) equity
	Number	RMB*	Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2024	30,015,905	19	101,143,806	70	7,577,113	(292,721)	(3,409,725)	56,975	3,931,731
Net income	-	-	-	-	-	-	435,880	-	435,880
Foreign currency translation	-	-	-	-	-	-	-	(50,446)	(50,446)
Share-based compensation	-	-	-	-	114,652	-	-	-	114,652
Issuance of ordinary shares for global offering in Hong Kong ("**HK IPO**"), net of issuance cost of RMB43,689	-	-	22,482,500	16	4,206,240	-	-	-	4,206,256
Issuance of ordinary shares upon the exercise of share options and vesting of restricted share units	-	-	2,502,956	2	27,958	-	-	-	27,960
Conversion of Class A Ordinary shares into Class B Ordinary shares	(3,017,044)	(2)	3,017,044	2	-	-	-	-	-
Settlement of subscription receivables in connection with the 2021 reorganization	-	-	-	-	-	292,721	-	-	292,721
Balance as of December 31, 2025	26,998,861	17	129,146,306	90	11,925,963	-	(2,973,845)	6,529	8,958,754

*   The amount less than RMB1 is rounded to zero

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2023, 2024 and 2025
(Amounts in thousands, except share and per share data or otherwise noted)

	Year ended December 31,			
	2023	2024	**2025**	
	RMB	*RMB*	***RMB***	*US$*
				(Note 2)
Cash flows from operating activities:				
Net (loss) income	(475,968)	(102,376)	**435,880**	**62,330**
Adjustments to reconcile net (loss) income to net cash provided by operating activities:				
Depreciation and amortization	86,268	131,809	**123,789**	**17,702**
Share-based compensation	234,624	116,064	**114,652**	**16,395**
Provision for allowance for credit loss	43,004	15,619	**34,889**	**4,989**
Loss from disposal of property and equipment	–	1,885	**6,584**	**941**
Gain from transfer of an intellectual property (Note 23(b))	–	–	**(36,967)**	**(5,286)**
Fair value change of financial instruments	(15,095)	(195)	**(877)**	**(125)**
Share of loss in equity method investee	45	13	**74**	**11**
Foreign exchange (gain) loss, net	(9)	(2,591)	**2,537**	**363**
Non-cash lease expenses	34,355	37,375	**24,404**	**3,490**
Impairment of property and equipment	–	–	**21,845**	**3,124**
Inventory write-down	9,290	2,222	**39,850**	**5,698**
Gain from disposal of a subsidiary	(6,129)	–	**–**	**–**
Gain from disposal of equity securities	–	–	**(175,563)**	**(25,105)**
Loss from disposal of a long-term Investment	–	–	**1,724**	**247**
Changes in operating assets and liabilities:				
Notes receivable	–	(22,341)	**(72,356)**	**(10,347)**
Accounts receivable	(90,750)	(243,339)	**(524,783)**	**(75,043)**
Contract assets	(7,088)	–	**–**	**–**
Inventories	145,977	26,695	**(231,525)**	**(33,108)**
Prepayments and other current assets	(82,646)	17,002	**(150,604)**	**(21,536)**
Amounts due from related parties	–	–	**5,039**	**721**
Other non-current assets	(3,178)	2,173	**(3,421)**	**(489)**
Amounts due to related parties	–	(5,026)	**(6,038)**	**(863)**
Contract liabilities	39,545	(46,942)	**(11,967)**	**(1,711)**
Deferred tax liabilities	(35)	–	**–**	**–**
Accounts payable	61,529	75,012	**248,565**	**35,544**
Notes payable	–	2,841	**140,102**	**20,034**
Accrued expenses and other current liabilities	80,297	88,907	**165,954**	**23,732**
Operating leases liabilities	(34,595)	(33,758)	**(16,576)**	**(2,370)**
Other non-current liabilities	37,820	2,454	**(18,224)**	**(2,606)**
Net cash provided by operating activities	57,261	63,503	**116,987**	**16,732**

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2023, 2024 and 2025
(Amounts in thousands, except share and per share data or otherwise noted)

	Year ended December 31,			
	2023	2024	**2025**	
	RMB	*RMB*	***RMB***	***US$***
				(Note 2)
Cash flows from investing activities:				
Purchases of short-term investments	(5,100,868)	(2,548,575)	**(3,725,664)**	**(532,763)**
Maturity of short-term investments	4,479,302	3,775,809	**1,021,000**	**146,000**
Purchases of long-term investments	–	–	**(2,723,660)**	**(389,479)**
Purchases of property and equipment	(406,748)	(259,541)	**(309,370)**	**(44,239)**
Purchases of intangible assets	(7,925)	(11,817)	**(32,825)**	**(4,694)**
Proceeds from government subsidies after capital expenditure	15,893	–	**–**	**–**
Purchases of equity securities (Note 23(b))	–	–	**(100,000)**	**(14,300)**
Proceeds from disposal of equity securities (Note 23(b))	–	–	**275,563**	**39,405**
Proceeds from disposal of property and equipment	–	–	**4,224**	**604**
Proceeds from disposal of an intellectual property licensing (Note 23(b))	–	–	**36,967**	**5,286**
Cash inflow from disposal of subsidiary	14,407	–	**–**	**–**
Cash outflow from acquisition of subsidiary, net of cash acquired of RMB571	(54,454)	–	**–**	**–**
Net cash (used in) provided by investing activities	(1,060,393)	955,876	**(5,553,765)**	**(794,180)**
Cash flows from financing activities:				
Cash distribution to shareholders of Shanghai Hesai in connection with the 2021 Reorganization	(17,506)	–	**(292,721)**	**(41,859)**
Cash contribution from shareholders in connection with the 2021 Reorganization	17,506	–	**292,721**	**41,859**
Proceeds from issuance of ordinary shares of Hesai Group	1,225,470	–	**4,249,946**	**607,734**
Proceeds from long-term borrowings	264,910	120,275	**127,734**	**18,266**
Repayment of long-term borrowings	–	(20,157)	**–**	**–**
Proceeds from short-term borrowings	111,682	234,100	**331,776**	**47,443**
Repayment of short-term borrowings	–	(117,682)	**(347,242)**	**(49,655)**
Payment of offering costs	(22,828)	–	**(43,689)**	**(6,247)**
Proceeds from issuance of ordinary shares upon the exercise of share options	2,872	34,139	**27,346**	**3,910**
Government subsidies received in advance of capital expenditure	8,250	–	**–**	**–**
Net cash provided by financing activities	1,590,356	250,675	**4,345,871**	**621,451**

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2023, 2024 and 2025
(Amounts in thousands, except share and per share data or otherwise noted)

	Year ended December 31,			
	2023	2024	**2025**	
	RMB	*RMB*	***RMB***	***US$***
				(Note 2)
Net increase (decrease) in cash and cash equivalents	587,224	1,270,054	**(1,090,907)**	**(155,997)**
Cash, cash equivalents and restricted cash, beginning of the year	913,277	1,558,124	**2,842,560**	**406,481**
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	57,623	14,382	**(84,147)**	**(12,034)**
Cash, cash equivalents and restricted cash, end of the year	1,558,124	2,842,560	**1,667,506**	**238,450**
Cash paid during the year for:				
Income taxes	–	425	**3,512**	**502**
Domestic (Chinese Mainland)	–	425	**144**	**21**
Foreign:	–	–	**3,368**	**481**
Interest (net of capitalized amount of RMB4,433, RMB1,511 and RMB651 for the years ended December 31, 2023, 2024 and 2025, respectively)	3,069	8,054	**19,006**	**2,718**
Supplemental disclosure of non-cash investing and financing activities:				
Purchase of property and equipment included in payable	179,839	124,333	**69,249**	**9,902**
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statements of financial position that sum to the total of the same such amounts shown in the statements of cash flows:				
Cash and cash equivalents	1,554,583	2,838,966	**1,663,492**	**237,876**
Restricted cash	3,541	3,594	**4,014**	**574**
Cash, cash equivalents and restricted cash	1,558,124	2,842,560	**1,667,506**	**238,450**

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES

Description of Business and Corporate History

Hesai Group (the "**Company**") was incorporated under the laws of the Cayman Islands on April 21, 2021. The Company, together with its subsidiaries (collectively, the "**Group**") is primarily engaged in the development, manufacture and sales of 3-dimensional light detection and ranging solutions, or LiDAR. The Group's history began in October 2014 with the establishment of Shanghai Hesai Photonics Co., Ltd. ("**Hesai Photonics**"), a limited liability company established in the PRC by Dr. Kai Sun, Dr. Yifan Li and Mr. Shaoqing Xiang (collectively known as the "**Founding Shareholders**"). The Company's registered office is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and its principal place of business in the People's Republic of China (the "**PRC**") is 10th Floor, Building A, No. 658 Zhaohua Road, Changning District, Shanghai.

2021 Reorganization

In 2021, the Founding Shareholders and all of the investors of Shanghai Hesai undertook an equity restructuring in order to re-domicile its business from the PRC to the Cayman Islands (the "**2021 Reorganization**"), which was executed in the following steps:

(1)   In April 2021, the Company was incorporated in the Cayman Islands to be the holding company of the Group. On May 6, 2021, the Company established Hesai HK, a wholly owned subsidiary to be the intermediate holding company.

(2)   In June 2021, the Company through Hesai HK acquired 100% of the equity interest of Shanghai Hesai from the Founding Shareholders and its investors, thus Shanghai Hesai became the wholly owned subsidiary of the Company.

(3)   In May and June 2021, the Founding Shareholders subscribed to 30,033,379 Class A ordinary shares and the existing investors subscribed to 62,834,548 Class B ordinary shares of the Company, on an as-converted basis, at the same proportion of the equity interest they held in Shanghai Hesai.

The main purpose of the 2021 Reorganization was to establish a Cayman Islands holding company for the existing business in preparation for an overseas initial public offering. The Group has accounted for the 2021 Reorganization as transaction between entities with common ownership, which is akin to a reorganization of entities under common control.

Pursuant to a framework agreement entered into by the Founding Shareholders and all of the investors of Shanghai Hesai, the consideration paid by the Company to acquire the equity interest of Shanghai Hesai is to be reinvested in the Company as capital contribution for subscription of ordinary shares at Hesai Group. For the recapitalization in connection with the 2021 Reorganization, only RMB817,847 was required to be settled through cash redemption by Shanghai Hesai and cash investment at the Company level in accordance with foreign currency control regulations within the PRC. An amount of RMB507,620, RMB17,506 and RMB292,721 has been settled in 2021, 2023 and 2025, respectively. All payables or subscription receivables related to 2021 Reorganization were settled as of December 31, 2025 (Note 23).

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Initial Public Offering ("IPO")

In February and March 2023, the Group, in connection with its IPO in the United States, issued 10,125,118 Class B ordinary shares with net proceeds of US$179,786 (equivalent to RMB1,225,470).

In September 2025, the Group was listed on the Main Board of the Hong Kong Stock Exchange through a global offering of 22,482,500 Class B ordinary shares with net proceeds of HK$4,654,135 (equivalent to RMB4,249,946).

As of December 31, 2024, and 2025, the Group conducted its business operations across its subsidiaries as follows:

Name of subsidiaries	Date and place of incorporation/ registration/ operations	Registered capital	Paid in capital	Proportion of ownership interest held by the Group 2024 %	2025 %	Principal activities
Hesai Hong Kong Limited ("**Hesai HK**")	May 6, 2021, Hong Kong	One US dollar	One US dollar	100	100	Investment holding
Hesai Technology Co., Ltd. ("**Shanghai Hesai**")	October 22, 2014, The People's Republic of China (the "**PRC**")	RMB1,096,000	RMB1,096,000	100	100	Development, Manufacture and sales of LiDAR
Shanghai Hesai Trading Co. Ltd.	May 17, 2019, PRC	RMB1,000	RMB1,000	100	100	Sales and after-sales service of LiDAR
Hertz Technology Co., Ltd.	October 13, 2022, PRC	RMB222,000	RMB220,946	100	100	Manufacture of LiDAR
Hesai Inc	October 11, 2017, United States	US$10,000	US$10,000	100	100	Marketing and after-sales service of LiDAR
Hesai GmbH	April 22, 2022, Germany	Euro ("**EUR**") 500	EUR500	100	100	Marketing and after-sales service of LiDAR
Chongqing Hezhi Technology Co., Ltd ("**Chongqing Hezhi**")	April 4, 2023, PRC	RMB30,000	RMB30,000	100	100	Development and sales of LiDAR
Hesai Holding PTE LTD ("**Hesai Holding PTE**")	June 5, 2023, Singapore	US$5,987	US$5,887	100	100	Investment holding
Hesai Technology PTE LTD ("**Hesai Technology PTE**")	June 9, 2023, Singapore	One US dollar	–	100	100	Sales and after-sales service of LiDAR
Hesai (Thailand) Limited ("**Hesai Thailand**")	June 19, 2023, Thailand	Thai Baht ("**TBH**") 200,100	TBH200,000	100	100	Manufacture and sales of LiDAR
HESI TECHNOL GYS.A. DE. C.V. ("**Hesai Mexico**")	July 26, 2023, Mexico	519 US dollar	–	100	100	Development of LiDAR

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Initial Public Offering ("IPO") (Continued)

Name of subsidiaries	Date and place of incorporation/ registration/ operations	Registered capital	Paid in capital	Proportion of ownership interest held by the Group		Principal activities
				2024 %	2025 %	
Hesai Korea Co. Ltd. ("**Hesai Korea**")	September 22, 2023, Korea	Korean won ("**KRW**") 100,000	KRW100,000	100	100	Sales of LiDAR
Hesai Technology Japan Inc ("**Hesai Japan**")	September 19, 2023, Japan	Yen ("**JPN**") 10,000	JPN10,000	100	100	Sales of LiDAR
Chongqing Hesai Technology Co., Ltd. ("**Chongqing Hesai**")	October 30, 2023, PRC	US$ 10,000	US$ 10,000	100	100	Development of LiDAR
Shanghai Hesai Zhineng Keji Co., Ltd ("**Shanghai Zhineng**")	November 8, 2023, PRC	US$20,000	–	100	100	Development and sales of LiDAR, Business operation
Fastree3D SA.	September 2013, Switzerland	Swiss Franc ("**CHF**") 429,444	CHF429,444	100	100	Development of LiDAR
American Lidar Inc ("**American Lidar**")	November 22, 2023, United States	0.5US dollar	0.5US dollar	100	100	Development of LiDAR
Guangzhou Hesai Technology Co., Ltd. ("**Guangzhou Hesai**")	July 19, 2024, PRC	RMB1,000	RMB1,000	100	100	Sales of LiDAR
Firebird Limited	December 10, 2024, British Virgin Islands	US$50	–	100	100	Investment holding
Beijing Hesai Technology Co., Ltd. ("**Beijing Hesai**")	December 19, 2024, PRC	RMB1,000	–	100	100	Sales of LiDAR
Qiming Everest, L.P.	January 6, 2025, Cayman	US$13,911	–	–	100	Investment holding
Shanghai Hehu Trading Co., Ltd ("**Shanghai Hehu**")	September 8, 2025, PRC	US$ 13,911	–	–	100	Development of LiDAR

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1   Basis of preparation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**") and by the Hong Kong Companies Ordinance.

2.2   Summary of significant accounting policies

Basis of Consolidation

The consolidated financial statements presented herein represent the consolidated financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years ended December 31, 2023, 2024 and 2025. Actual results could differ from those estimates. On an ongoing basis, the Group's management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group's consolidated financial statements mainly include allowance for credit losses and inventory write-down.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Fair value measurements

The established fair value hierarchy as defined by U.S. GAAP requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1: Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2: Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3: Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Group's financial instruments include cash and cash equivalents, time deposits with maturities of more than three months recorded in short-term investments and long-term investments, accounts receivable, notes receivable, contract assets, amounts due from/ to related parties, other receivables included in other current assets, accounts payable, notes payable, other current liabilities, short-term borrowings and long-term borrowings. Carrying amounts of these short-term financial instruments measured at amortized cost approximate their fair values due to their short-term nature. The fair value of long-term borrowings approximate to their carry amounts because the annual interest rates of such borrowings are similar to the prevailing market interest rate.

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2   Summary of significant accounting policies (Continued)

Fair value measurements (Continued)

The following table presents the assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 31, 2024	Fair Value Measurements at Reporting Date Using		
	Quoted Prices in Active Markets for Identical	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Assets (Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB
Short-term investments – structured financial products	–	362,195	–

As of December 31, 2025	Fair Value Measurements at Reporting Date Using		
	Quoted Prices in Active Markets for Identical	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Assets (Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB
Short-term investments – structured financial products	–	220,877	–

The structured financial products issued by commercial banks in People's Republic of China (the "**PRC**") are financial instruments with variable interest rates indexed mainly to exchange rates and/or price of commodities. In accordance with ASC 820, Fair Value Measurement, the Group elected the fair value option at the date of initial recognition to measure structured financial products at fair value on a recurring basis with changes in the fair value are recorded as interest income in the consolidated statements of operations and comprehensive (loss) income. The fair values of these structured financial products were determined by using Level 2 significant other observable input by applying the interest rate implied by the current quotation of underlying indices. The Group recorded fair value changes of short-term investments of RMB30,158, RMB13,586 and RMB5,197 as interest income in the consolidated statements of operations and comprehensive (loss) income, for the years ended December 31, 2023, 2024 and 2025.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Fair value measurements (Continued)

Certain assets are measured at a non-recurring basis. The following table presents the fair value and losses recognized for the year ended December 31, 2025 due to impairment of the related assets.

As of December 31, 2025	Fair Value Measurements at Reporting Date Using		
		Significant Unobservable	Total Loss for
Description	Fair Value	Inputs (Level 3)	the Year
	RMB	*RMB*	*RMB*
Property and equipment	**6,788**	**6,788**	**21,845**

Property and equipment, right-of-use assets, intangible assets and long-term investments were primarily valued using the income approach based on discounted cash flows associated with the underlying assets, which incorporate certain assumptions including factors that the Group considers in deciding when performing an impairment review include, but are not limited to, significant under-performance of a business in relation to expectations, and significant changes or planned changes in the use of the assets. For the years ended December 31, 2023, 2024 and 2025, the Group recorded fair value changes of property and equipment of nil, nil and RMB21,845 as other operating income, net in the consolidated statements of operations and comprehensive (loss) income, respectively.

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Functional currency and foreign currency translation

The Group uses Renminbi ("**RMB**") as its reporting currency. The functional currency of the Company and its subsidiaries located outside of PRC is the United States dollars ("**US$**"), Swiss Franc ("**CHF**"), Hong Kong dollar, Euro and other currencies such as Thai Baht, the functional currency of subsidiaries located in PRC is RMB.

Assets and liabilities are translated from each entity's functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, cost of revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive (loss) income in the consolidated statements of changes in shareholders' equity.

Monetary assets and liabilities denominated in currencies other than the entity's applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized as foreign exchange gain (loss), net in the consolidated statements of operations and comprehensive (loss) income.

Cash and cash equivalents

The Group classifies cash on hand, money market funds, and cash in bank with original maturities of three months or less, and are unrestricted as to withdrawal or use, as cash and cash equivalents.

Restricted cash

Restricted cash mainly represents the Group's security deposits with respect to the Group's credit card account, withdrawal or use is contractually restricted of these cash balance.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Accounts receivable, net

Accounts receivable mainly consists of amounts due from the Group's customers, which are recorded net of allowance for credit losses. The Group manages customers by six pools – domestic PRC OEM customers, domestic PRC other customers, overseas OEM customers, overseas other customers, customers facing operational difficulties and other special customers. For the purposes of performing ongoing credit evaluation, the customers are aggregated into two portfolio segments by reviewing their credit rating and assessing allowance for credit loss based on expected credit loss model. Category 1 consists of the first four pools customers who have a relatively low credit risk and no default history. Category 2 is for customers facing operational difficulties and other special circumstances who have a relatively higher credit risk. The Group develops a current expected credit loss ("**CECL**") model based on historical collection experience, the age of the accounts receivable balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Account receivable balances are written off after all collection efforts have been exhausted. The expected credit loss rates for each Category as of December 31, 2024 and 2025 are as follows:

	As of December 31,	
	2024	**2025**
Category 1	0.83%	**1.44%**
Category 2	89.06%	**100.00%**

Factoring arrangements

The Group enters into factoring agreements with third-party financial institutions. If the Group has transferred substantially all the risks and rewards of ownership of the receivables under the arrangement, the receivables are derecognized since the transaction qualifies as a transfer of financial assets to be considered as a sale under ASC 860. In determining whether the Group has transferred substantially all the risks and rewards of ownership, it considers credit risk, late-payment risk and right of recourse. Arrangements in which the Group derecognizes receivables result in changes in trade receivables, which are reflected as cash flows from operating activities. When receivables are sold with limited recourse and substantially all the risks and rewards associated with these receivables are not transferred, receivables are not derecognized. Where the Group does not derecognize the receivables, the cash received from the factor is classified as a financing cash inflow, the settlement of the receivables as an operating cash inflow and the repayment to the factoring as a financing cash outflow.

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Inventories

Inventories consist of raw materials, work-in-process, and finished goods and are stated at lower of cost or net realizable value. Costs are computed under the weighted average method. Net realizable value is determined as estimated selling prices in the ordinary course of business, less reasonably predictable costs to sell. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as market trends, inventory ageing, and historical and forecasted customer demands. Inventory write-down is recorded as cost of revenues.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment except land are depreciated at rates sufficient to write off its costs less impairment, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Buildings	20 years
Electronic equipment	3 – 5 years
Machinery and equipment	10 years
Furniture and fixture	5 years
Transportation vehicles	4 years
Leasehold improvements	Over the shorter of the expected lease term or useful lives

Land held by the Group in perpetuity is located in Thailand and not depreciated and is stated at cost less impairment.

Interest expenses on outstanding debt are capitalized during the period of significant capital asset construction. Capitalized interest on construction in progress is included within property, plant and equipment, net and is amortized over the life of the related assets.

Intangible assets, net

Intangible assets are recognized and measured at cost upon acquisition. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives as follows:

Software	3 – 10 years
Technology	3 – 8 years

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Land-use rights, net

Land-use rights are recognized and measured at cost upon acquisition. Following the initial recognition, land-use rights are carried at cost less any accumulated amortization and any accumulated impairment losses. According to the land-use rights government policy in the PRC, the useful life of land-use rights is 50 years.

Long-term investments

Investment in equity method investee

The Group uses equity method to account for common stock investments in entities over which it has significant influence but does not have controlling interests. Under the equity method of accounting, the Group's share of the earnings or losses of the investee companies, impairments, and other adjustments required by the equity method are reflected in the consolidated statements of operations and comprehensive loss. When the Group's share of losses in an investee equals or exceeds its carrying amount of the investment in the investee, the Group does not recognize further losses, unless the Group has guaranteed the obligations of the investee or is otherwise committed to provide further financial support for the investee. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of investments in equity investees under discounted cash flow analysis which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company's business, the estimation of the useful life over which cash flows would occur, and the determination of the weighted average cost of capital. The Group did not record any impairment on its equity method investment during the years ended December 31, 2023 and 2024. The Group recorded loss from disposal of one long-term investment of RMB1,724 for the year ended December 31, 2025.

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Long-term investments *(Continued)*

Equity securities without readily determinable fair value

The Group has elected to measure the investment in equity securities without readily determinable fair value at cost minus impairment, if any, adjusted up or down for observable price changes. Any adjustment to the carrying amount is recorded in other income (loss), net. At each reporting period end, the Group makes a qualitative assessment considering impairment indicators to evaluate whether any of these investments is impaired. And if the assessment indicates that the fair value of an investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss. No fair value adjustment was recognized for the years ended December 31, 2023, 2024 and 2025.

Time deposits

Time deposits with maturities between three months and one year is recorded in short-term investments, and time deposits with maturities more than one year is recorded in long-term investments. The Group classifies the time deposits as held-to-maturity securities as the Group expects to receive all the principals and has the positive intent and ability to hold them to maturity.

Impairment of long-lived assets

The Group evaluates its long-lived assets including property and equipment, intangible assets, right-of-use assets and land-use rights for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group evaluates recoverability by comparing the carrying amount of the assets to future undiscounted net cash flows, including the estimated disposal value. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Revenue recognition

The Group recognizes revenue from sales of LiDAR products at a point in time when control of the products is transferred to the customers, which generally occurs upon delivery according to the terms of the underlying contracts. The Group's general terms and conditions for its contracts do not contain a right of return that allows the customer to return products and receive a credit, and therefore the Group does not estimate returns. The Group's standalone selling prices are based on the prices charged to customers for the single performance obligation which is transfer of control of products upon delivery to the customers or upon expiration of the customer acceptance period. Revenue is measured based on the transaction price and the quantity of parts specified in a contract with a customer. Discrete price adjustments, such as sales discounts, may occur in order for the Group to remain competitive with market prices. Revenue is measured as the amount of consideration expect to receive in exchange for transferring the promised goods, adjusted for any variable consideration such as price adjustments as estimated at contract inception. The Group estimates variable consideration at the most likely amount they will receive from customers and reduce revenues recognized accordingly. The Group includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The Group estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of their anticipated performance and all relevant information (historical, current and forecasted) that is reasonably available to the Group. The Group adjusts the estimate of revenue at the earlier of when the value of consideration they expect to receive changes or when the consideration becomes fixed. For the years ended December 31, 2023, 2024 and 2025, revenue reductions arose from price adjustments were nil, RMB47,935 and RMB196,912. Amounts billed to customers for shipping and handling are included in revenue. Taxes collected from customers and remitted to governmental authorities are excluded from revenue on the net basis of accounting. Accounts receivables are due under normal trade terms, typically within 30 to 90 days.

For LiDAR solution that the Group offers customers with a combination of hardware, software, deployment and professional services and engineering design, development and validation service projects, control of the goods and services may be transferred over time or at a point in time depending on the terms of the contract. Control of the goods and services is transferred over time when the Group's performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. The Group recognizes revenue over time using an input method based on contract cost incurred to date compared to total estimated contract cost (cost-to-cost) as the services are provided. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

    2.2 **Summary of significant accounting policies** (Continued)

    Revenue recognition *(Continued)*

    The Group utilizes the practical expedient under ASC 606 and does not disclose unsatisfied performance obligations for the Group's contracts as these contracts generally have an original duration of less than one year.

    The Group typically provides standard product warranties on LiDARs. For LiDARs used in autonomous mobility sector, such warranties last one to five years. For those used in advanced driver assistance system sector, such warranties cover no more than five years or 150 thousand kilometers, whichever comes first. Standard warranties are considered to be assurance type warranties and are not accounted for as separate performance obligations. The Group accrues estimated future warranty costs and charges to cost of revenues in the period that the related revenue is recognized. These estimates are based on historical warranty experience and any known or expected changes in warranty exposure, such as trends of product reliability and costs of repairing and replacing defective products. The Group also provides extended warranties as a service for an additional term ranging one to two additional years. For service type extended warranty contracts, the Group allocates revenue to this performance obligation on a relative standalone selling price basis and recognizes the revenue ratably over time during the effective period of the services. The Group recognized RMB10,413, RMB8,909 and RMB4,285 for extended warranty services, for the years ended December 31,2023, 2024 and 2025, respectively.

    Changes in the Group's accrued warranty liability were as follows:

	For the Year ended December 31,		
	2023	2024	**2025**
	RMB	*RMB*	***RMB***
Balance as of the beginning of the year	17,694	28,425	**43,607**
Warranty provision	26,247	32,078	**48,731**
Consumption	(15,516)	(16,896)	**(14,666)**
Balance as of the end of the year	28,425	43,607	**77,672**

    A contract asset is recorded when the Group has transferred products or services to the customer before payment is received or is due, and the Group's right to consideration is conditional on future performance in the contract. The Group records a contract asset for unbilled receivables for certain customers where the control of the goods or services has been transferred. A contract liability exists when the Group has received consideration but has not transferred the related goods or services to the customer. The Group's contract liabilities mainly consist of payments received from customers before they received the products.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Cost of revenues

Cost of revenues for our products includes the manufacturing cost of LiDAR sensors, which primarily consists of direct material costs, personnel-related costs, purchasing costs, depreciation, amortization and overhead associated with manufacturing operations, accrued warranty costs, shipping costs, licensing fees, and write-downs of excess inventories and obsolete inventories.

Cost of revenues for our services includes cost of LiDAR solution and direct labor costs and related material costs relating to the fulfillment of services.

Research and development expenses

Research and development expenses consist primarily of personnel-related costs directly associated with research and development organization, with the remainder being prototype expenses, third-party engineering and contractor costs, an allocated portion of facility and IT costs and depreciation. The Group's research and development costs are related to enhancing and developing additional functionality for its existing products and to new product development, including new releases and upgrades to LiDAR sensors. The Group expenses research and development costs as incurred.

Government grants

Government grants consist of cash subsidies received by the Group from PRC local governments. Grants received as incentives for conducting business in certain local districts with no performance obligation or other restrictions as to the use are recognized when cash is received. Grants received with government specified performance obligations are recognized when all the obligations have been fulfilled. Government grants received related to the purchases of long-term assets are used to net the cost of the respective assets.

(Loss) earnings per share

Basic (loss) earnings per share is computed by dividing net (loss) income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The Group had share options and unvested RSUs, which could potentially dilute basic earnings per ordinary share in the future. To calculate the number of shares for diluted earnings per ordinary share, the effect of the share options is computed using the treasury stock method.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Share-based compensation

The Group grants share-based awards of the Company to eligible employees and accounts for these share-based awards in accordance with ASC 718, Compensation – Stock Compensation.

Share-based awards that are subject to both the service period and the occurrence of certain events as performance condition are measured at the grant date fair value and share-based compensation expenses are recognized for the cumulatively vested amount upon the completion of certain events first and then over the remaining requisite service period, net of actual forfeitures, if any.

Share-based awards that are subject to only the service period are measured at the grant date fair value and share-based compensation expenses are recognized on a straight-line basis over the requisite service period of the individual grants. The Group recognizes share-based compensation expenses based on the target number of Class B ordinary shares that may be earned pursuant to the award. Forfeitures are recognized as reductions to share-based compensation when they occur.

The fair value of the share options granted to employees is determined with the assistance of an independent valuation specialist using widely accepted valuation techniques, including discounted cash flow analysis on the expected future free cash flows and binomial option pricing model.

The Group accounts for the effects of a modification as described in ASC 718. The Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified. For vested options, the Group would recognize incremental compensation cost on the date of modification and for unvested options, the Group would recognize, prospectively and over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

The Group accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement.

Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2023, 2024 and 2025.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Leases

The Group leases office space in Shanghai, PRC and California, USA under non-cancellable operating lease agreements that expire at various dates through December 31, 2029.

The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets ("**ROU assets**") on its consolidated balance sheets at the lease commencement date. The Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using the Group's incremental borrowing rate, an estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Group measures the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term after the lessor makes the underlying asset available to the Group. Some of the Group's lease contracts include options to extend the leases for an additional period which have to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group does not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

Modification to existing lease agreements, including changes to the lease term or payment amounts, are reviewed to determine whether they result in a separate contract. For modifications that do not result in a separate contract, the Group reviews the lease classification and re-measures the related ROU assets and lease liabilities at the effective date of the modification. If the carrying amount of the ROU asset is reduced to zero, the Group will recognize the remaining amount of the remeasurement as operating expenses in the consolidated statements of operations and comprehensive (loss) income.

Comprehensive (loss) income

Comprehensive (loss) income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive (loss) income is reported in the consolidated statements of operations and comprehensive (loss) income. Accumulated other comprehensive (loss) income, as presented on the accompanying consolidated balance sheets consists of accumulated foreign currency translation adjustments.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Segment

The Chief Executive Officer, Chief Scientist and Chief Technology Officer (collectively referred to the "**founders**") are identified as the chief operating decision maker ("**CODM**").

The Group operates in one operating segment, which includes all activities related to the development, manufacturing, and delivery of LiDAR products. The determination of one single operating segment is consistent with the information presented in consolidated financial information regularly provided to the Group's CODM.

As a single reportable segment entity, segment asset information is not used by the CODM to allocate resources. The measure used by CODM to assess performance and make operating decisions is net (loss) income as reported on the Group's consolidated statements of operations. The CODM uses performance measure to monitor budget versus actual results. See Note 19 for a description of the Group's disaggregated revenues by product line and geographic location.

Further, the CODM reviews and utilizes cost of revenues which are presented in the Group's consolidated statements to manage the Group's operation. Additional disaggregated significant segment expenses that are not separately presented on the Group's consolidated statements of operations, are presented below for disaggregated payroll expenses recorded in sales and marketing expenses, general and administrative expenses and research and development expenses which are independently reviewed by our CODM.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Segment (Continued)

The following table presents the significant segment expenses and other segment items regularly reviewed by the CODM:

	For the Year ended December 31,		
	2023	2024	2025
	RMB	RMB	RMB
Net Revenues	1,876,989	2,077,157	**3,027,573**
Less:			
Cost of revenues	1,215,611	1,192,572	**1,762,477**
Payroll expenses in sales and marketing expenses*	104,462	124,548	**136,417**
Payroll expenses in general and administrative expenses	175,600	146,239	**138,176**
Payroll expenses in research and development expenses	592,223	594,567	**562,047**
Other segment items**	265,061	121,607	**(7,424)**
Net (loss) income	(475,968)	(102,376)	**435,880**

*   Payroll expenses mainly consist of salaries, bonus, defined contribution plans, other social insurances, share-based compensation and other employee benefits.

**   Other segment items primarily include other operating income, net, interest income, interest expenses and other (loss) income, net as reported in Group's consolidated statements of operations and professional service expenses.

The following tables represent property and equipment, net, intangible assets, net, operating lease right-of-use assets, and land use rights, net by geographical region.

	As of December 31,	
	2024	2025
Chinese Mainland	1,082,352	**1,232,831**
Thailand	40,555	**57,165**
Switzerland	46,967	**44,938**
United States	4,247	**7,156**
Other regions	790	**1,033**
Total	1,174,911	**1,343,123**

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Concentration of risks

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, long-term investments, accounts receivable, contract assets, and prepayments and other current assets.

The Group places its cash and cash equivalents, short-term investments and long-term investments in various financial institutions in the PRC, Hong Kong, and Singapore. The Group believes that no significant credit risk exists as all of the Group's cash and cash equivalents are held with financial institutions that Group's management assessment to be high credit quality.

Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from the customers. The Group conducts credit evaluations of customers to whom credit terms are extended. The Group establishes an allowance for credit losses based on CECL model developed by the Group, which considers historical collection experience, the age of the accounts receivable balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

Prepayments and other current assets mainly consist of deposits of rent, and prepaid expenses, which can be applied for deduction of future payments for expenses. The Group has no significant concentration of credit risk with respect to its prepayments and other current assets.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2   Summary of significant accounting policies (Continued)

Concentration of risks (Continued)

Concentration of customers

The following customers accounted for 10% or more of revenue for the years ended December 31, 2023, 2024 and 2025:

	For the Year ended December 31,		
	2023	2024	2025
Customer A	25.6%	33.7%	14.7%
Customer B	28.4%	*	*
Customer C	*	14.1%	17.1%
Customer D	*	*	10.0%

The following customers accounted for 10% or more of the Group's accounts receivable, contract assets and notes receivable as of December 31, 2024 and 2025:

	As of December 31,	
	2024	2025
Customer A	23.5%	*
Customer C	16.8%	12.5%
Customer D	11.8%	16.3%

Concentration of suppliers

The Group does not have suppliers accounted for 10% or more of purchases for the years ended December 31, 2023, 2024 and 2025.

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Foreign currency risk

A significant portion of Group's cash and cash equivalents, short-term investments and long-term investments are denominated in US$, fluctuations in exchange rates between US$ and RMB may result in foreign exchange gains or losses. The value of US$ is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group has cash and cash equivalents, short-term investments and long-term investments that are denominated in US$, totaling US$295,881 and US$962,438 as of December 31, 2024 and 2025, respectively.

Auditors' remuneration

Auditors' remuneration is recorded under general and administrative expenses. A breakdown of the remuneration by categories for the years ended December 31, 2023, 2024 and 2025 is set out below:

| | As of December 31, | | |
	2023	2024	**2025**
Audit fees	13,198	13,923	**17,493**
All other fees	68	10	**16**

"All other fees" means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax services. "Audit fees" means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed or furnished with the SEC and other regulators, including the audit fees relating to the Group's global offering in connection with the Hong Kong listing in 2025.

Recent issued accounting pronouncements adopted during the period:

In December 2023, the FASB issued ASU No. 2023-09 Income Taxes (Topic 740) Improvements to Income Tax Disclosure ("**ASU 2023-09**"). The ASU requires disclosure of additional information in tax rate reconciliation table about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories. Further, the ASU requires certain disclosures of income taxes paid (net of refunds received) for each annual period presented, disaggregated by domestic federal, domestic state and foreign. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-09 on a prospective basis during the year ended December 31, 2025, which resulted in updated income tax disclosures. See Note 21 in the accompanying notes to the consolidated financial statements for further details.

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Summary of significant accounting policies (Continued)

Recent issued accounting pronouncements not yet adopted:

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date. Early adoption is permitted. The Company is currently evaluating the provisions of this ASU.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as "**project stages**") throughout ASC 350-40. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach that is based on the status of the respective projects and whether software costs were capitalized before the date of adoption; or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is permitted. The Company is currently evaluating the provisions of this ASU.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU establishes authoritative guidance in GAAP about accounting for government grants received by business entities, clarifies the appropriate accounting, in an effort to reduce diversity in practice, and increase consistency of application across business entities. The ASU is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Adoption of this ASU can be applied a modified prospective approach, a modified retrospective approach, or a retrospective approach. Early adoption is permitted. The Company is currently evaluating the provisions of this ASU.

Convenience translation

The Group's business is primarily conducted in Chinese Mainland and most of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US$ using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheet, consolidated statement of operations and comprehensive loss and consolidated statement of cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9931 representing the noon buying rate set forth in the H.10 statistical release of the United States as of December 31, 2025.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

3. SHORT-TERM INVESTMENTS

The following table summarizes the Group's balances of short-term investments:

	As of December 31,	
	2024	**2025**
	RMB	***RMB***
Structured bank financial products	362,195	**220,877**
Time deposit	–	**2,870,979**
Total short-term investments	362,195	**3,091,856**

4. NOTES RECEIVABLE

Notes receivable consisted of bank acceptance notes of RMB22,341 and RMB94,697 received from the Group's customers as of December 31, 2024 and 2025, respectively. These notes within 6 months maturity dates were issued by customers to pay their payable balances to the Group. No credit loss was recognized for the years ended December 31, 2024 and 2025.

The following is an aged analysis of notes receivable presented based on dates of delivery of goods/rendering of services.

	As of December 31,	
	2024	**2025**
	RMB	***RMB***
Within 3 months	6,960	**39,444**
4 to 6 months	15,381	**55,253**
Total	22,341	**94,697**

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

5.   ACCOUNTS RECEIVABLE, NET

Accounts receivable and expected credit losses, as of December 31, 2024 and 2025 are as follows:

	As of December 31,	
	2024	2025
	RMB	RMB
Accounts receivable	819,999	1,342,172
Less: allowance for expected credit losses	(54,972)	(79,952)
Total accounts receivable, net	765,027	1,262,220

The following is an aged analysis of accounts receivable presented based on dates of delivery of goods/rendering of services.

	As of December 31,	
	2024	2025
	RMB	RMB
Within 6 months	757,045	1,215,057
7 months to 1 year	41,483	53,251
1 to 2 years	19,006	18,614
Over 2 years	2,465	55,250
	819,999	1,342,172
Less: allowance for expected credit losses	(54,972)	(79,952)
Balance at end of year	765,027	1,262,220

The roll-forward of the allowance for credit losses related to accounts receivable for the years ended December 31, 2024 and 2025 consists of the following activity:

	For the Year ended December 31,	
	2024	2025
	RMB	RMB
Balance at beginning of year	49,132	54,972
Provision for expected credit losses	5,840	24,980
Balance at end of year	54,972	79,952

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

6. INVENTORIES

	As of December 31,	
	2024	**2025**
	RMB	***RMB***
Raw materials	191,578	**183,056**
Work-in-process	225,726	**310,477**
Finished goods	64,833	**176,920**
Inventories	482,137	**670,453**

Inventory write-down was RMB2,222 and RMB39,850, respectively, for the years ended December 31, 2024 and 2025.

7. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets, as of December 31, 2024 and 2025 were as follows:

	As of December 31,	
	2024	**2025**
	RMB	***RMB***
Advances to suppliers	112,385	**158,519**
Deposits	11,033	**9,993**
Prepaid expenses	23,076	**11,436**
Value-added tax recoverable	28,468	**80,339**
Others	18,486	**22,144**
Total	193,448	**282,431**

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, as of December 31, 2024 and 2025 are as follows:

	As of December 31,	
	2024	**2025**
	RMB	***RMB***
Cost		
Land	39,312	**42,439**
Buildings	342,673	**342,706**
Electronic equipment	139,418	**173,819**
Leasehold improvements	81,431	**112,866**
Machinery and equipment	350,483	**533,554**
Furniture and fixture	193,190	**193,318**
Transportation vehicles	6,487	**8,158**
Total cost	1,152,994	**1,406,860**
Less: accumulated depreciation	(274,177)	**(363,172)**
Less: impairment provision	–	**(21,845)**
Property and equipment, net	878,817	**1,021,843**
Construction in Progress	65,401	**77,440**
Total	944,218	**1,099,283**

Construction in progress as of December 31, 2025 represents the Group's renovation and upgrade of certain production lines in Hertz factory. Depreciation expenses were RMB77,701, RMB116,953 and RMB103,250 for the years ended December 31, 2023, 2024 and 2025, respectively. The Group recorded impairment provision of RMB21,845 for fixed assets with no use value due to project termination in other operating income, net for the year ended December 31, 2025.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

9. INTANGIBLE ASSETS, NET

Intangible assets, as of December 31, 2024 and 2025 are as follows:

	As of December 31,	
	2024	**2025**
	RMB	***RMB***
Software	53,750	**82,015**
Technology	61,445	**71,809**
Total cost	115,195	**153,824**
Less: Accumulated amortization	(38,641)	**(58,317)**
Intangible assets, net	76,554	**95,507**

Amortization expenses related to intangible assets were RMB7,704, RMB13,993 and RMB19,676 for the years ended December 31, 2023, 2024 and 2025, respectively.

The estimated amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

	Years ending December 31,
	RMB
2026	14,578
2027	13,741
2028	11,849
2029	9,791
2030 and years after	45,548
Total	**95,507**

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

10. LAND-USE RIGHTS, NET

In March 2021, the Group acquired a land-use right at a total cost of RMB43,188 for approximately 26,615 square meters of land in Shanghai, the PRC for the construction of a factory. According to the land-use rights policy in the PRC, the Group has a 50-year use right over the land, and it is amortized over this period on a straight-line basis. The Group recorded amortization expenses of RMB863, RMB863, and RMB863 for the years ended December 31, 2023, 2024 and 2025, respectively. The remaining lease term was 45.19 years as of December 31, 2025.

11. LONG-TERM INVESTMENTS

	As of December 31,	
	2024	2025
	RMB	RMB
Investments in equity securities without readily determinable fair value	30,000	30,000
Investments in equity method investee	1,798	–
Time deposit	–	2,751,670
Total	31,798	2,781,670

12. OTHER NON-CURRENT ASSETS

Other non-current assets as of December 31, 2024 and 2025 are as follows:

	As of December 31,	
	2024	2025
	RMB	RMB
Prepayments for purchase of property and equipment	89,847	53,502
Demonstration fleet	3,521	3,266
Long-term deposits	6,111	7,829
Others	767	2,725
Other non-current assets	100,246	67,322

Long-term deposits mainly consist of rental deposit for offices and production capacity which will not be collectible within one year.

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

13. BORROWINGS

The short-term and long-term borrowings as of December 31, 2024 and 2025 were as follows:

	As of December 31,	
	2024	2025
	RMB	RMB
Short-term borrowings:		
Short-term bank borrowings	148,800	**51,776**
Secured bank borrowings related to discounted notes receivable	80,000	**280,000**
Long-term bank borrowings, current portion	116,453	**116,457**
Total	345,253	**448,233**
Long-term borrowings:		
Long-term bank borrowings	269,438	**278,727**

Short-term bank borrowings

In December 2023, Shanghai Hesai entered into a short-term bank credit facility agreement for up to RMB500,000 with an annual interest rate of China's one-year loan prime rate ("**LPR**") minus 80 bps. The facility of RMB500,000 will expire on December 12, 2024. During the year ended December 31, 2024, the Group drew down RMB154,800 with an annual interest rate range from 2.65% to 2.70%. The maturity dates ranged from January 31, 2025 to February 6, 2025. During the year ended December 31, 2024 and 2025, the Group repaid RMB6,000 and RMB148,800, respectively. The outstanding balance were RMB148,800 and nil as of December 31, 2024 and 2025, respectively. The weighted average interest rate on borrowings under this agreement in 2024 and 2025 was 2.70% and 2.30%, respectively.

In November 2024, Shanghai Hesai entered into a short-term bank facility agreement for up to RMB500,000 with an annual interest rate of China's one-year LPR minus 90 bps, which will expire on November 19, 2027. In November 2025, the company updated the terms of the new facility agreement for up to RMB700,000, which will expire on November 19, 2028. During the year ended December 31, 2025, the Group drew down RMB26,136 with an annual interest of 2.20%. The maturity dates ranged from February 27 to March 4, 2026. The outstanding balance were nil, and RMB26,136 as of December 31, 2024 and 2025, respectively.

In January 2025, Shanghai Hesai entered into a short-term bank facility agreement for up to RMB200,000 with an annual interest rate of China's one-year LPR minus 91 bps. The facility of RMB200,000 will expire on October 27, 2025. During the year ended December 31, 2025, the Group drew down RMB25,640 with an annual interest of 2.19% and a maturity date of March 6, 2026. The outstanding balance was RMB25,640 as of December 31, 2025.

The Group has RMB848,224 unused short-term bank facility as of December 31, 2025.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

13. BORROWINGS (Continued)

Secured bank borrowings related to discounted notes receivable

In February, June and December 2025, the Group factored certain intercompany notes receivable with a total face value of RMB280,000 to several domestic banks for total proceeds of RMB276,146 at effective interest rates ranging from 1.35% to 2.34%. As these factoring of notes receivables was with recourse, the transactions did not qualify as a transfer of financial assets and were recognized as secured bank borrowings included in short-term borrowings. During the year ended December 31, 2025, the Group repaid RMB80,000. The total intercompany notes receivable pledged for secured bank borrowings was RMB80,000 and RMB280,000 as of December 31, 2024 and 2025, respectively.

Long-term bank borrowings

In November 2022, Shanghai Hesai entered into a two-year facility of RMB700,000 with an annual interest rate of China's LPR minus 100 bps. The facility was expire on December 4, 2024. The usage of credit facility is restricted to the purchasing of property and equipment for the production facility under construction in Jiading, Shanghai. The credit facility is secured by Shanghai Hesai's land-use rights and new research, development and intelligent manufacturing center with a total book value of RMB362,033 as of December 31, 2025. During the year ended December 31, 2024, Shanghai Hesai drew down RMB18,570. As of December 31, 2024, the outstanding balance was RMB298,387 of which RMB89,516 will be repaid within one year and had been reclassified to short-term borrowings. As of December 31, 2025, the outstanding balance was RMB208,871 of which RMB89,516 will be repaid within one year and had been reclassified to short-term borrowings. The weighted average interest rate on borrowings under this agreement in 2024 and 2025 was 2.65% and 2.30%, respectively. The maturity dates of the remaining long-term portion ranged from June 4, 2025 to December 3, 2027.

In October 2023, Zhejiang Hertz entered into a one-year facility of RMB110,000 with an annual interest rate of China's LPR minus 60 bps. The facility was expire on October 17, 2024. The usage of credit facility is restricted to the purchasing of property and equipment for Hertz factory in Hangzhou, Zhejiang, the borrowing was guaranteed by Shanghai Hesai. During the year ended December 31, 2024, Zhejiang Hertz drew RMB70,069 and repaid RMB21,542. During the year ended December 31, 2025, Zhejiang Hertz drew nil and repaid RMB26,933. As of December 31, 2024, the outstanding balance was RMB53,874 of which RMB26,937 will be repaid within one year and had been reclassified to short-term borrowings. As of December 31, 2025, the outstanding balance was RMB26,941 of which RMB26,941 will be repaid within one year and had been reclassified to short-term borrowings. The weighted average interest rate on borrowings under this agreement in 2024 and 2025 was 2.83% and 2.85%, respectively. The maturity dates of the remaining long-term portion ranged from April 17, 2025 to October 17, 2026.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

13. BORROWINGS (Continued)

Long-term bank borrowings (Continued)

In September 2024, Zhejiang Hertz entered into a five-year facility of RMB150,000 with a fixed annual interest rate of 2.50% per annum. The facility will expire on September 17, 2029. The usage of credit facility is restricted to the purchasing of property and equipment for Hertz factory in Hangzhou, Zhejiang, the borrowing was guaranteed by Shanghai Hesai. During the year ended December 31, 2024 and 2025, Zhejiang Hertz drew down RMB31,637 and RMB118,363, respectively. As of December 31, 2024 and 2025, the outstanding balance was RMB31,637 and RMB150,000, respectively.

In November 2025, Zhejiang Hertz entered into a five-year facility of RMB70,000 with a fixed annual interest rate of 2.51% per annum. The facility will expire on November 3, 2030. The usage of credit facility is restricted to the purchasing of property and equipment for Hertz factory in Hangzhou, Zhejiang, the borrowing was guaranteed by Shanghai Hesai. During the year ended December 31, 2025, Zhejiang Hertz drew down RMB9,372. As of December 31, 2025, the outstanding balance was RMB9,372.

In December 2023, the Group acquired a Swiss company and assumed the long-term borrowings of CHF299 (equivalent to RMB2,516) the Swiss company borrowed in 2020, which will mature in 2030. During the year ended December 31, 2024, the Group repaid CHF50. As of December 31, 2024, the outstanding balance was CHF249 (equivalent to RMB1,993), which was repaid in 2025.

The Group has RMB143,687 unused long-term bank facility as of December 31, 2025. The principal maturities of the long-term borrowings as of December 31, 2024 and 2025 are as follows:

	As of December 31,	
	2024	**2025**
	RMB	***RMB***
2026	116,453	–
2027	119,355	**119,355**
2028	–	**–**
2029 and after	33,630	**159,372**
Total	269,438	**278,727**

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

14. NOTES PAYABLE

The Group issued short-term notes payable to settle part of payments to the construction and raw material suppliers. As of December 31, 2024 and 2025, the remaining balance was RMB10,096 and RMB150,199, respectively.

15. ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on invoice date.

	As of December 31,	
	2024	**2025**
	RMB	***RMB***
Within 6 months	344,802	**591,757**
7 months to 1 year	–	**–**
1 to 2 years	–	**803**
Over 2 years	209	**–**
Total	345,011	**592,560**

The average credit period on purchases of goods is 90 days.

16. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities, as of December 31, 2024 and 2025 are as follows:

	As of December 31,	
	2024	**2025**
	RMB	***RMB***
Salaries and welfare payables	232,927	**252,773**
Payables for purchase of property and equipment	124,333	**108,404**
Accrued expenses	111,877	**162,930**
Current portion of operating lease liabilities	16,103	**36,764**
VAT and other tax payables	28,563	**15,315**
Advances from employees	2,923	**2,309**
Total	516,726	**578,495**

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

17. LEASES

The Group has operating leases for offices and factories. The Group recognized ROU assets of RMB114,260 and RMB109,318 and corresponding current operating lease liabilities of RMB16,103 and RMB36,764 in accrued expenses and other current liabilities, and long-term operating lease liabilities of RMB98,370 and RMB85,555, as of December 31, 2024 and 2025, respectively. The weighted average remaining lease term was approximately 3.56 years as of December 31, 2025, and the weighted average discount rate were 2.70% and 3.30% for the years ended December 31, 2024 and 2025, respectively.

For the years ended December 31, 2023, 2024 and 2025, operating lease expenses were RMB37,878, RMB39,517 and RMB27,322, respectively.

The maturities of lease liabilities as of December 31, 2024 and December 31, 2025 were as follows:

	As of December 31,	
	2024	**2025**
	RMB	***RMB***
2025	18,963	–
2026	24,672	**39,630**
2027	24,672	**35,568**
2028	27,139	**30,423**
2029	27,139	**22,313**
2030	–	**335**
Total lease payment	122,585	**128,269**
Less: imputed interest	(8,112)	**(5,950)**
Present value of minimum operating lease payments	114,473	**122,319**
Less: Current operating lease liabilities	(16,103)	**(36,764)**
Long-term operating lease liabilities	98,370	**85,555**

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2024 and 2025 were RMB35,900 and RMB19,494, respectively. Right-of-use assets obtained in exchange for the operating lease liabilities in non-cash transactions for the years ended December 31, 2024 and 2025 were nil and RMB48,262, respectively.

Pursuant to the lease agreement dated in February 2025, the Group's certain leased space was decreased, which led to partial termination of the lease contract. The difference between the decrease in the carrying amount of the lease liabilities and the proportionate decrease in the carrying amount of the right-of-use assets was recorded as deduction of operating lease expenses of RMB1,743 in consolidated statements of operations and comprehensive (loss) income. The decrease of lease liabilities constituted a non-cash financing operating activity of RMB28,787.

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

18. ORDINARY SHARES

Holders of Class A ordinary shares and Class B ordinary shares of the Company have the same rights, except for voting rights. Holders of Class A ordinary shares are entitled to ten votes per share in all shareholders' meetings, while holders of Class B ordinary shares are entitled to one vote per share.

In 2024, 17,474 Class A ordinary shares held by certain founders were sold to third party investors and converted into Class B ordinary shares.

In March and December 2025, 2,500,000 and 1,000,000 Class B Ordinary Shares were issued, to the Company's depositary bank, Deutsche Bank, reserved for future issuances of shares upon the exercises of share options or vesting of restricted shares under the 2021 share incentive plan (the "**2021 Plan**"). These shares are considered to be issued and not outstanding until such a time when the issuance occur for the exercise of share options or vesting of restricted shares.

In the first quarter of 2025, 3,017,044 Class A Ordinary Shares held by certain founders were sold to third party investors and converted into Class B Ordinary Shares.

In September 2025, the Group was listed on the Main Board of the Hong Kong Stock Exchange through a global offering of 22,482,500 Class B ordinary shares.

19. NET REVENUES

The following table presents the Group's net revenues for the years ended December 31, 2023, 2024 and 2025.

	For the Year ended December 31,		
	2023	2024	**2025**
	RMB	*RMB*	***RMB***
Product revenues			
Revenue from LiDAR products	1,735,254	1,946,775	**2,973,340**
Other product revenues	29,636	19,259	**9,579**
Service revenues			
Engineering design, development and validation service and solution revenue	100,493	100,290	**36,118**
Other service revenues	11,606	10,833	**8,536**
Total	1,876,989	2,077,157	**3,027,573**

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

19. NET REVENUES (Continued)

The following table summarizes the Group's revenues recognized at a point in time or over time.

	For the Year ended December 31,		
	2023	2024	**2025**
	RMB	*RMB*	***RMB***
Revenue recognized at a point of time	1,783,803	2,038,302	**3,023,288**
Revenue recognized over time	93,186	38,855	**4,285**
Total	1,876,989	2,077,157	**3,027,573**

The following table summarizes the Group's revenues disaggregated by the different geographic location.

	For the Year ended December 31,		
	2023	2024	**2025**
	RMB	*RMB*	***RMB***
Revenue by geographic location			
Chinese Mainland	991,912	1,542,793	**2,354,727**
North America	748,147	280,874	**451,689**
Europe	70,500	161,095	**140,002**
Other regions	66,430	92,395	**81,155**
Total	1,876,989	2,077,157	**3,027,573**

The movements of the Group's accounts receivable and contract balances are as follows:

	Accounts Receivable	Contract assets	Contract liabilities
	RMB	*RMB*	*RMB*
Opening Balance as of January 1, 2023	485,044	12,600	40,378
Increase, net	39,774	7,088	39,547
Ending Balance as of December 31, 2023	524,818	19,688	79,925
Increase (decrease), net	240,209	(9,779)	(46,931)
Ending Balance as of December 31, 2024	765,027	9,909	32,994
Increase (decrease), net	497,193	(9,909)	(11,975)
Ending Balance as of December 31, 2025	**1,262,220**	**–**	**21,019**

Revenues at amount of RMB37,111, RMB72,585, and RMB29,964 were recognized in the years ended December 31, 2023, 2024 and 2025, respectively, that were included in the balance of contract liabilities at the beginning of each year.

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

20. OTHER OPERATING INCOME, NET

The following table presents the Group's other operating income, net for the years ended December 31, 2023, 2024 and 2025.

	For the year ended December 31,		
	2023	2024	**2025**
	RMB	*RMB*	***RMB***
Project-based termination related gain	–	203,319	**–**
Government grants	14,280	71,174	**143,409**
Arbitration compensation	–	–	**45,212**
Gain from disposing of subsidiary	6,129	–	**–**
Gain from transfer of an intellectual property (Note 23(b))	6,111	–	**36,967**
Others	–	1,600	**(44,173)**
Total	26,520	276,093	**181,415**

In October 2024, the Group received a one-off project-based payment of US$28,754 (equivalent to RMB203,319) from a leading global OEM headquartered in the United States (the "**OEM customer**"). This payment was intended to compensate the Group for the investments in research and development, as well as the actual costs of work-in-progress and raw materials incurred in connection with a contract with the OEM customer entered in March 2023. This contract, originally set to remain effective through December 2025, was terminated by the OEM customer due to the suspension of the project.

Government grants mainly consist of the value-added tax exemption, operating subsidies and production line construction subsidies received from PRC local governments.

On April 11, 2023, Ouster Inc. ("**Ouster**") filed a complaint against the Group with the United States District Court for the District of Delaware ("**Delaware Action**") for alleged patent infringement relating to the production, use, sale and/or importation of certain LiDAR systems and/or components thereof. On May 12, 2023, the Group filed a request for arbitration before Judicial Arbitration and Mediation Services against Ouster. In March 2025, the District Court of Delaware dismissed Ouster's complaint without any conditions, financial settlement or injunctive relief imposed. On September 15, 2025, the arbitral tribunal issued a confidential final decision confirming its interim decision and awarding the Group US$6,333 (equivalent to RMB45,212) in costs and fees, which the Group received from Ouster during the fourth quarter of 2025.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

21. INCOME TAXES

United States

The applicable income tax rate of United States where the Company's subsidiaries having significant operations for the years ended December 31, 2023, 2024 and 2025 is 27.98%, which is a blended state and federal rate.

Chinese Mainland

The PRC Enterprise Income Tax Law ("**EIT Law**"), which became effective on January 1, 2008, applies a uniform enterprise income tax ("**EIT**") rate of 25% to both foreign-invested enterprises ("**FIEs**") and domestic enterprises. Certified High and New Technology Enterprises ("**HNTE**") are entitled to a favorable statutory tax rate of 15%, but need to re-apply every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year and must instead use the regular 25% EIT rate.

Shanghai Hesai applied for the HNTE qualification and received approval in December 2019, and such qualification was renewed in November 2022 for 2022 to 2024, and renewed in December 2025 for 2025 to 2027. Shanghai Hesai is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years ended December 2025, 2026 and 2027. Zhejiang Hertz applied for the HNTE qualification in December 2024 and is entitled to enjoy the beneficial tax rate of 15% as an HNTE for the years ended December 2024, 2025 and 2026. While Shanghai Hesai and Zhejiang Hertz are in accumulated tax loss status as of December 31, 2025, the aforesaid tax benefits are not utilized.

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC, enterprises engaging in research and developing activities are entitled to claim 200% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for 2021 and after ("**Super Deduction**") when enterprise engage in manufacturing business. The additional deduction of qualified research and development expenses can only be claimed directly in the annual EIT filing and subject to the approval from the relevant tax authorities.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

21. INCOME TAXES (Continued)

Withholding tax on undistributed dividends

Under the EIT Law enacted by the National People's Congress of the PRC, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement.

In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it has no retained earnings for any of the years presented.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located". Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should any of the Group's operations outside of the PRC be treated as a resident enterprise for PRC tax purposes, such operations will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%. The Company is not subject to any other uncertain tax position.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

21. INCOME TAXES (Continued)

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive (loss) income are as follows:

	For the Year ended December 31,		
	2023	2024	**2025**
	RMB	*RMB*	***RMB***
Current tax expenses	13	1,130	**30,835**
Deferred tax expenses	645	–	**–**
Income tax expenses	658	1,130	**30,835**

Net (loss) income before income tax by tax jurisdiction:

	For the Year ended December 31,		
	2023	2024	**2025**
	RMB	*RMB*	***RMB***
Net (loss) income before income tax from Chinese Mainland operations	(480,479)	(25,325)	**237,462**
Net income (loss) before income tax from operations in other tax jurisdictions	5,169	(75,921)	**229,253**
Total net (loss) income before income tax	(475,310)	(101,246)	**466,715**

The country of domicile is determined to be Chinese Mainland, as the Group's primary place of business, headquarters, and core operational activities are all situated within Chinese Mainland.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

21. INCOME TAXES (Continued)

Upon adoption of ASU 2023-09, as described in Note 2, a reconciliation between the effective income tax rate and the PRC statutory income tax rate for the year ended December 31, 2025 is as follows:

	For the Year ended December 31, 2025	
	Amount	Percent
Net income before income tax	**466,715**	**100.00%**
Statutory income tax rate	**116,679**	**25.00%**
Foreign tax effects		
Cayman		
Statutory tax rate difference between Cayman and Chinese Mainland	(29,058)	(6.23)%
The British Virgin Islands ("**BVI**")		
Statutory tax rate difference between BVI and Chinese Mainland	(43,662)	(9.36)%
United States		
Statutory tax rate difference between United States and Chinese Mainland	(931)	(0.20)%
Changes in valuation allowance	7,801	1.67%
Other foreign jurisdictions	13,884	2.98%
Effect of cross-border tax laws	27,517	5.90%
Non-taxable or non-deductible items		
Share-based compensation	28,663	6.14%
Others	467	0.10%
Effect of super deduction on R&D expenses	(83,973)	(17.99)%
Effect of 15% preferential tax rate as an HNTE	(50,776)	(10.88)%
Changes in valuation allowances	44,224	9.48%
Income tax expenses	**30,835**	**6.61%**

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

21. **INCOME TAXES** (Continued)

Reconciliations between the effective income tax rate and the PRC statutory income tax rate for the years ended December 31, 2023 and 2024 in accordance with the guidance prior to the adoption of ASU 2023-09 are as follows:

	For the Year ended December 31,	
	2023	2024
Statutory income tax rate	25.00%	25.00%
Effect of different tax rate of different jurisdictions	(0.79)%	8.00%
Non-deductible expenses	(12.42)%	(17.37)%
Effect of super deduction on R&D expenses	37.21%	105.66%
Tax-free income	0.32%	0.38%
Effect of change of valuation allowance	(49.46)%	(122.79)%
Income tax expenses	(0.14)%	(1.12)%

Deferred tax assets and deferred tax liabilities

	As of December 31,	
	2024	**2025**
	RMB	***RMB***
Deferred tax assets		
– Net operating loss carry forwards	712,079	**722,225**
– Deductible temporary differences	79,736	**116,857**
– Deferred revenue	15,283	**24,412**
Less: valuation allowance	(807,098)	**(863,494)**
Net deferred tax assets	–	**–**

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

21. INCOME TAXES (Continued)

Movement of valuation allowance

Movement of valuation allowance is as follows:

	For the Year ended December 31,		
	2023	2024	**2025**
	RMB	*RMB*	***RMB***
Balance at beginning of the year	410,857	639,234	**807,098**
Addition	228,377	167,864	**56,396**
Total	639,234	807,098	**863,494**

For the years ended December 31, 2023, 2024 and 2025, the Group had net operating loss carry forwards of approximately RMB2,221,545, RMB2,883,551 and RMB2,920,820, respectively, which mainly arose from the subsidiaries established in the PRC and United States. The loss carry forwards will expire during the period from 2025 to 2034, while the federal losses carry forwards for US entities do not expire and can be carried forward indefinitely. The Group had provided a full valuation allowance for the deferred tax assets as of December 31, 2024, and 2025, as management determined that deferred tax assets were not more likely than not to be realizable in future tax years based on all available evidence.

22. SHARE-BASED COMPENSATION

Employee share options

On March 10, April 22, May 26, August 14, and August 29, 2025 under the 2021 Plan, the Company granted 1,572,958 share options to certain employees, the vesting schedule of the awards include:

1)   Twenty-five percent (25%) of the 1,528,797 options to be vested on each of the first, second, third and fourth anniversaries of the vesting commencement date.

2)   One forty-eighth (1/48) of the 44,161 options to be vested on each calendar month, from the first full calendar month following the vesting commencement date though the forty-eighth (48th) month.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

22. SHARE-BASED COMPENSATION (Continued)

Employee share options (Continued)

The binomial option pricing model was applied in determining the estimated fair value of the options granted. The model requires the input of subjective assumptions. The following table presents the assumptions used to estimate the fair values of the share options granted for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,		
	2023	2024	**2025**
Expected volatility	82.00% – 85.00%	84.00% – 89.00%	**99.00% – 103.00%**
Risk-free interest rate (per annum)	3.57% – 4.47%	3.74% – 4.50%	**3.92% – 4.22%**
Expected dividend yield	0.00%	0.00%	**0.00%**
Employee forfeiture rate (per annum)	2.40% – 7.50%	7.50% – 13.30%	**14.20% – 15.63%**
Exercise multiples	2.50	2.50	**2.50**
Expected term	7.00	7.00	**7.00**
Fair value of underlying ordinary share (per share)	US$7.95 – 15.47	US$3.62 – 5.06	**US$13.09 – 25.77**
Fair value of awards on valuation date	US$5.38 – 10.51	US$3.11 – 4.74	**US$11.65 – 23.23**

1) Expected volatility

   Expected volatility was estimated based on historical volatility of the Company for the period before the valuation date with length commensurate to contractual life of the share options.

2) Risk-free interest rate (per annum)

   Risk-free interest rate was estimated based on the US Government Bond around the valuation date.

3) Expected dividend yield

   The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend will be distributed in the near future.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

22. SHARE-BASED COMPENSATION (Continued)

Employee share options (Continued)

4) Employee forfeiture rate (per annum)

Employee forfeiture rate was estimated by the management using employee resignation statistics.

5) Exercise multiple

Assumption on exercise multiple is made with reference to academic research.

6) Expected term

The expected term was the life of options extracted from option agreements.

The following table summarizes the activities of the Group's share options classified as equity for the year ended December 31, 2025:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contract life	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding at December 31, 2024	9,917,509	11.52	42.10	5.41	887,259
Granted	1,572,958	23.37	105.26		
Forfeited	582,202	11.87			
Exercised	2,344,406	15.16			220,332
Outstanding at December 31, 2025	**8,563,859**	**12.71**	**50.47**	**4.96**	**819,816**
Vested and expected to vest as of December 31, 2025	**8,563,859**	**12.71**	**50.47**	**4.96**	**819,816**
Exercisable as of December 31, 2025	**2,637,397**	**17.12**	**56.17**	**3.42**	**247,471**

The weighted-average grant-date fair value of options granted during the years 2023, 2024, and 2025 was RMB55.08, RMB25.34, and RMB105.26, respectively. The total intrinsic value of options exercised during the years ended December 31, 2023, 2024, and 2025, was RMB74,380, RMB370,257 and RMB220,332 respectively.

Total compensation expense recognized for the years ended December 31, 2023, 2024, and 2025 was RMB228,312, RMB109,391 and RMB106,452, respectively.

As of December 31, 2025, there was RMB239,216 of unrecognized compensation expenses, which is expected to be recognized over a weighted average period of 2.86 years.

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

22. SHARE-BASED COMPENSATION (Continued)

Restricted share units ("RSUs")

On February 7, March 10, April 22, August 29, November 12, 2025 under the 2021 Plan, the Company granted 338,340 RSUs to eligible management team, the vesting schedule of the awards include:

1) Fifty percent (50%) of the 17,858 RSUs to be vested on each of the first and second anniversaries of the vesting commencement date.

2) Twenty-five percent (25%) of the 310,115 RSUs to be vested on each of the first, second, third and fourth anniversaries of the vesting commencement date.

3) One eighth (1/8) of the 3,251 RSUs shall vest every six months from the vesting commencement date.

4) One-third (1/3) of the 7,116 RSUs shall vest on each of the first anniversary of the Vesting Commencement Date, September 8, 2027, and September 7, 2028.

The following table summarizes the activities of the Group's RSUs classified as equity for the year ended December 31, 2025:

	Numbers of RSUs	Weighted average grant date fair value *RMB*
Outstanding at January 1, 2025	**550,347**	**38.25**
Granted	338,340	149.68
Forfeited	58,524	62.31
Vested	158,550	45.22
Outstanding at December 31, 2025	**671,613**	**90.65**

The weighted-average grant-date fair value of share units granted during the years 2023, 2024 and 2025 was RMB76.52, RMB31.22 and RMB149.68, respectively. The total intrinsic value of share units exercised during the years ended December 31, 2023, 2024 and 2025 was RMB2,252, RMB7,789 and RMB17,028. Total compensation expense recognized for the years ended December 31, 2023, 2024 and 2025 was RMB5,646, RMB6,673 and RMB8,200.

As of December 31, 2025, there was RMB56,173 of unrecognized compensation expenses, which is expected to be recognized over a weighted average period of 3.53 years.

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

22. SHARE-BASED COMPENSATION (Continued)

Tandem award

In May 2022, the Company granted an employee with a share option award of 60,000 shares with a per share exercise price of US$18.65, which is based on the fair value of the ordinary share at the date of the grant. The options will vest ratably over a four-year period with 25% vested every year. The option agreement includes a provision whereby the grantee can choose to receive cash payment at US$8 per share for any options that are vested but not exercised if his employment upon termination of employment when such grantee continuously work for the Group for four years. Exercise of share options cancels the cash award, and the cash redemption cancels all the vested share options. The Company considered this award as a combination grant of a cash settlement component with compensation cost measured based on the combined value.

This tandem award was originally classified as liability. In April 2024, share options were exercised and converted into equity. Total compensation expense recognized for the years ended December 31, 2023, 2024 and 2025 was RMB666, nil and nil, respectively.

Share-based compensation for all employee share options, restricted share units and tandem award

The Group recorded share-based compensation expense of RMB234,624, RMB116,064 and RMB114,652 for the years ended December 31, 2023, 2024 and 2025, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	For the Year ended December 31,		
	2023	2024	2025
	RMB	*RMB*	*RMB*
Cost of revenues	16,245	6,932	9,408
Sales and marketing expenses	20,682	12,972	17,987
General and administrative expenses	63,326	27,776	18,164
Research and development expenses	134,371	68,384	69,093
Total	**234,624**	**116,064**	**114,652**

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

23. RELATED PARTY TRANSACTIONS

Major related parties that transacted with the Group and their respective relationship to the Group listed as below:

Name of the related parties	Relationship
Mr. Kai Sun	Founding Shareholder
Mr. Yifan Li	Founding Shareholder
Mr. Shaoqing Xiang	Founding Shareholder
Mr. Minglie Hu	Shareholder
Mr. Min Ai	Shareholder
Shanghai Leyi Technology L.P.	An affiliate of the shareholder of the Group
Sharpa Group and its subsidiaries ("**Sharpa**")	An associate of Founding Shareholders of the Group

(a) For the years ended December 31, 2023, 2024 and 2025, significant related party transactions were as follows:

	For year ended December 31,		
	2023	2024	**2025**
	RMB	*RMB*	***RMB***
Payment for equity acquisition			
Founding Shareholders and certain shareholders	17,506	–	**292,721**
Total	17,506	–	**292,721**

	For year ended December 31,		
	2023	2024	**2025**
	RMB	*RMB*	***RMB***
Subscription consideration received from shareholders			
Founding Shareholders and certain shareholders	17,506	–	**292,721**
Total	17,506	–	**292,721**

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

23. **RELATED PARTY TRANSACTIONS** (Continued)

(b) Transaction with Sharpa

In April 2025, the Company subscribed approximately 10% equity interest in an early-stage technological company, Sharpa, an associate of Founding Shareholders of the Group, for a cash consideration of US$13.9 million, equivalent to approximately RMB100,000. The Group recorded this investment in equity securities without readily determinable fair value. In August 2025, the Company indirectly transferred its entire equity interest in Sharpa to two independent third-party investors for a cash consideration of US$38.4 million, equivalent to RMB275,563. The net gain on the indirect disposal of Sharpa after deduction of the related taxes and expenses were approximately US$20.7 million, equivalent to RMB148,047, which was recorded in other income (loss), net.

In May 2025, the Group entered into an intellectual property licensing and transfer agreement (the "**IP Licensing and Transfer Agreement**") with Sharpa, pursuant to which (i) Sharpa agreed to acquire certain of the Group's internally-generated know-how at a consideration of RMB36,967, which was determined based on the appraised value of such internally-generated know-how assessed by an independent third-party professional valuation firm, and (ii) the Group agreed to transfer such internally-generated know-how to Sharpa and grant to it licenses for the use for a period up to the completion of such acquisition. The transfer has been completed in August 2025, and the gain on the transfer was RMB36,967, which was recorded in other operating income, net.

In December 2025, the Group entered into aforementioned property transfer agreements with Sharpa at total consideration of RMB4,018 based on net book value. The transfer was completed in the same month.

(c) Amounts due from related parties

The amounts of RMB5,039 as of December 31, 2024 represents the proceeds receivable from an affiliate of the shareholder of the Group for exercises of employee share options which are non-trade in nature. The amounts have been settled as of December 31, 2025.

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

23. **RELATED PARTY TRANSACTIONS** (Continued)

(d) Amounts due to related parties

	As of December 31,		
	2023	2024	**2025**
	RMB	*RMB*	***RMB***
Amounts due to related parties, net of allowance			
Founding Shareholders and certain shareholders	326,028	326,256	–
An affiliate of the shareholder of the Group	14,023	8,997	–
Total	340,051	335,253	–

In May 2021, as an integrated step of the 2021 Reorganization, in order to comply with certain PRC foreign currency control rules and regulations, the Founding Shareholders and certain investors are in the process of applying for permissions to pay the subscription consideration to the Company. Once they obtained the approval to pay the subscription receivables at Cayman Company level, the Group will then settle the consideration payable for the acquisition of their equity interests in Shanghai Hesai to facilitate their payment of the subscription receivable for the ordinary shares of the Company as part of the reorganization. An amount of RMB17,506, nil and RMB292,721 has been settled in 2023, 2024 and 2025, respectively. The above amounts are non-trade, interest free, repayable on demand and have been settled as of December 31, 2025.

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

24. NET (LOSS) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted (losses) earnings per share for the years indicated:

	For the year ended December 31,		
	2023	2024	**2025**
	RMB	*RMB*	***RMB***
Numerator			
Net (loss) income attributable to ordinary shareholders	(475,968)	(102,376)	**435,880**
Denominator			
Weighted average number of ordinary shares outstanding – basic	124,783,013	129,188,125	**139,145,475**
Incremental weighted-average ordinary shares from assumed exercise of share options and non-vested restricted stocks	–	–	**7,291,660**
Weighted average number of ordinary shares outstanding – diluted	124,783,013	129,188,125	**146,437,135**
Basic net (loss) earnings per share attributable to ordinary shareholders	(3.81)	(0.79)	**3.13**
Diluted net (loss) earnings per share attributable to ordinary shareholders	(3.81)	(0.79)	**2.98**

For the years ended December 31, 2023, 2024 and 2025, the following share options and RSUs were excluded from the calculation of diluted net (loss) earnings per ordinary share, as their inclusion would have been anti-dilutive for the period prescribed.

	For the year ended December 31,		
	2023	2024	**2025**
	Number	Number	**Number**
Shares issuable upon exercise of share options	10,191,721	9,917,509	**279,896**
Shares issuable upon vest of restricted share units	153,321	550,347	**7,000**
Shares issuable upon exercise of tandem award	60,000	–	**–**
Total	10,405,042	10,467,856	**286,896**

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

25. EMPLOYEE BENEFIT

Chinese Mainland Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require that the Group to accrue for these benefits based on a certain percentage of the employees' salaries. The total contribution for such employee benefits were RMB122,844, RMB133,066 and RMB130,797 for the years ended December 31, 2023, 2024 and 2025, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

26. STATUTORY RESERVES AND RESTRICTED NET ASSETS

The Group's entities in the PRC are required under PRC laws to distribute its after-tax profits of the current year and set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. The statutory reserve funds are not distributable as cash dividends. The Group has no statutory reserve balance as of December 31, 2024 and 2025.

The PRC entities with the Group are restricted from transferring their net assets to the Company, which include paid-in capital and statutory reserves. As of December 31, 2025, the balance of restricted net assets was RMB4,030,651.

27. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments related to the manufacturing facilities

Future minimum capital payment under non-cancelable agreements are as follows:

	As of December 31, 2024 RMB
2025	132,883

	As of December 31, 2025 RMB
2026	38,377

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

27. COMMITMENTS AND CONTINGENCIES (Continued)

Royalty fee commitments

The Group is obligated to make royalty payments to a third party from 2020 through 2030. For each year starting from 2023, the royalty payment is determined to be the greater amount of a base payment of US$3.0 million (except for the year of 2030, where the base payment shall be US$0.3 million) or amount calculated based on a tiered percentage of net revenues. In particular, the percentage should be 4%, 3% and 2% for the net revenues of rotational scanning product from US$0 to US$425,000, from US$425,000 to US$2,925,000, and from US$2,925,000 to above, respectively. Net sales do not include (a) taxes, tariffs, customs duties, excise, or other governmental charges (except income tax) levied and that are separately stated in an invoice, (b) reasonable charges for freight or insurance that are separately stated in an invoice and borne by the Group or its affiliates.

The actual royalty fees for the years ended December 31, 2023, 2024 and 2025 were RMB35,288, RMB24,542 and RMB38,644, respectively.

Contingencies

The Group may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business.

On April 7, 2023, the Company and certain of its officers, directors, authorized U.S. representative, and US IPO underwriters were named as defendants in a putative securities class action filed with federal court, alleging that the Company made false and misleading statements in its IPO registration statement.

The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

28. DIVIDENDS

No dividends have been declared or paid by the Company in respect of the years ended December 2023, 2024 and 2025.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

29. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The parent company only condensed financial information has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of SEC Regulation S-X when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company does not include condensed financial information as to the changes in equity as such financial information is the same as the consolidated statements of changes in shareholders' equity.

Condensed balance sheets of parent company

	As of December 31,		
	2024	2025	
	RMB	RMB	US$
			(Note 2)
ASSETS			
Cash and cash equivalents	1,056,383	**512,091**	**73,228**
Short-term investments	–	**2,195,535**	**313,957**
Prepayments and other current assets	4,100	**1,517**	**217**
Investments in subsidiaries	2,915,337	**3,542,692**	**506,598**
Property and equipment, net	–	**–**	**–**
Long term investments	–	**2,751,670**	**393,484**
TOTAL ASSETS	3,975,820	**9,003,505**	**1,287,484**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Amounts due to subsidiaries	8,997	**–**	**–**
Accrued expenses and other current liabilities	35,092	**44,751**	**6,400**
TOTAL LIABILITIES	44,089	**44,751**	**6,400**
Commitments and contingencies			
Shareholders' equity			
Class A Ordinary shares (US$0.0001 par value, 50,000,000 shares authorized, 30,015,905 and 26,998,861 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	19	**17**	**2**
Class B Ordinary shares (US$0.0001 par value, 900,000,000 shares authorized, 101,143,806 and 130,143,350 shares issued, 101,143,806 and 129,146,306 shares outstanding as of December 31, 2024 and 2025, respectively)	70	**90**	**13**
Additional paid-in capital	7,577,113	**11,925,963**	**1,705,390**
Subscription receivables	(292,721)	**–**	**–**
Accumulated other comprehensive income	56,975	**6,529**	**933**
Accumulated deficit	(3,409,725)	**(2,973,845)**	**(425,254)**
Total shareholders' equity	3,931,731	**8,958,754**	**1,281,084**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,975,820	**9,003,505**	**1,287,484**

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

29. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

Condensed statements of operations and comprehensive (loss) income for the years ended December 31, 2023, 2024 and 2025

	For the years ended December 31,			
	2023	2024	**2025**	
	RMB	*RMB*	***RMB***	*US$*
				(Note 2)
Net revenues	–	–	**–**	**–**
Sales and marketing expenses	–	(6,741)	**(2,319)**	**(332)**
General and administrative expenses	(98,099)	(67,475)	**(25,856)**	**(3,697)**
Other operating income, net	–	–	**45,212**	**6,465**
Interest income	42,402	50,754	**89,496**	**12,799**
Foreign exchange (loss) gain	(12)	(9)	**14,950**	**2,138**
Other income, net	–	–	**8,220**	**1,175**
Equity in (deficit) earnings of subsidiaries	(420,259)	(78,905)	**309,545**	**44,264**
Net (loss) income before income tax	(475,968)	(102,376)	**439,248**	**62,812**
Income tax expense	–	–	**(3,368)**	**(482)**
Net (loss) income	(475,968)	(102,376)	**435,880**	**62,330**
Net (loss) income attributable to ordinary shareholders of the Company	(475,968)	(102,376)	**435,880**	**62,330**
Net (loss) income	(475,968)	(102,376)	**435,880**	**62,330**
Comprehensive income (loss), net of tax of nil:				
Foreign currency translation adjustments	42,048	18,535	**(50,446)**	**(7,214)**
Comprehensive (loss) income	(433,920)	(83,841)	**385,434**	**55,116**

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

29. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

Condensed statements of cash flows for the years ended December 31, 2023, 2024 and 2025

	Year ended December 31,			
	2023	2024	**2025**	
	RMB	*RMB*	***RMB***	*US$*
				(Note 2)
Cash flows from operating activities:				
Net (loss) income	(475,968)	(102,376)	**435,880**	**62,330**
Adjustments to reconcile net loss to net				
cash used in operating activities:				
Depreciation and amortization	3	3	**1**	**1**
(Loss) gain from equity in earnings of subsidiaries	420,259	78,905	**(309,545)**	**(44,264)**
Share-based compensation	42,379	11,922	**–**	**–**
Fair value change of financial instruments	(12,500)	12,500	**–**	**–**
Foreign exchange loss (gain), net	12	9	**(14,950)**	**(2,138)**
Changes in operating assets and liabilities:				
Prepayments and other current assets	(1,544)	3,905	**(45,549)**	**(6,514)**
Accrued expenses and other current liabilities	6,281	27,885	**9,657**	**1,381**
Net cash (used in) provided by operating activities	(21,078)	32,753	**75,494**	**10,796**
Cash flows from investing activities:				
Purchases of short-term investments	(742,287)	(309,349)	**(2,175,414)**	**(311,080)**
Maturity of short-term investments	176,302	878,812	**–**	**–**
Purchases of long-term investments	–	–	**(2,723,660)**	**(389,478)**
Purchases of property and equipment	–	–	**–**	**–**
Payment and collection of loans to and investments in subsidiaries	(379,237)	55,792	**(185,194)**	**(26,482)**
Net cash (used in) provided by investing activities	(945,222)	625,255	**(5,084,268)**	**(727,040)**
Cash flows from financing activities:				
Cash contribution from shareholders in connection with the 2021 Reorganization	17,506	–	**292,721**	**41,859**
Proceeds from issuance of ordinary shares in connection to IPO	1,225,470	–	**4,249,946**	**607,734**
Payment of offering costs	(22,828)	–	**(43,689)**	**(6,247)**
Proceeds from issuance of ordinary shares upon the exercise of stock options	2,872	34,139	**27,346**	**3,910**
Collection and payments of amounts due to subsidiaries	14,024	(15,710)	**(17,102)**	**(2,446)**
Net cash provided by financing activities	1,237,044	18,429	**4,509,222**	**644,810**
Net increase (decrease) in cash and cash equivalents	270,744	676,437	**(499,552)**	**(71,434)**
Cash and cash equivalents, beginning of the year	35,411	363,778	**1,056,383**	**151,061**
Effect of foreign exchange rate changes on cash and cash equivalents	57,623	16,168	**(44,740)**	**(6,399)**
Cash and cash equivalents, end of the year	363,778	1,056,383	**512,091**	**73,228**

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

29. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

Condensed statements of cash flows for the years ended December 31, 2023, 2024 and 2025 (Continued)

(a) The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. For the parent company, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments – Equity Method and Joint Ventures. Such investments are presented on the balance sheets of the Company as "Investment in subsidiaries" and the subsidiaries' loss as "Loss from equity in deficit of subsidiaries" on the condensed statements of operations and comprehensive (loss) income. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this parent company only condensed financial information, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

(b) The Company may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business.

On April 7, 2023, the Company and certain of its officers, directors, authorized U.S. representative, and US IPO underwriters were named as defendants in a putative securities class action filed with federal court, alleging that the Company made false and misleading statements in its IPO registration statement.

The Company does not believe that any currently pending legal or administrative proceeding to which the Company is a party will have a material adverse effect on the financial statements.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

30. DIRECTORS' EMOLUMENTS

Directors' and chief executive's remuneration for the years ended December 31, 2023, 2024 and 2025, disclosed pursuant to the applicable Listing Rules and the Hong Kong Companies Ordinance, is as follows:

	For the year ended December 31,		
	2023	2024	**2025**
	RMB	*RMB*	***RMB***
Salaries, allowances and benefits in kind	6,110	5,653	**6,023**
Performance related bonuses	9,737	6,600	**5,420**
Share-based compensation expense	45,979	14,412	**2,493**
Contributions to retirement benefits scheme	272	284	**284**
Total paid salaries, bonuses and other benefits	62,098	26,949	**14,220**

The emoluments of the directors of the Company on a named basis for the year ended December 31, 2023 are as follows:

	Salaries, allowances and benefits in kind *RMB*	Performance related bonuses *RMB*	Share-based compensation expense *RMB*	Contributions to retirement benefits scheme *RMB*	Total paid salaries, bonuses, and other benefits *RMB*
Dr. Yifan Li (note (i))	886	1,101	–	68	2,055
Dr. Kai Sun (note (ii))	884	1,101	–	68	2,053
Mr. Shaoqing Xiang (note (iii))	893	1,101	–	68	2,062
Mr. Louis T. Hsieh (note (iv))	2,000	5,972	42,172	–	50,144
Ms. Cailian Yang (note (v))	654	462	2,871	68	4,055
Ms. Yi Zhang (note (vi))	529	–	624	–	1,153
Dr. Jie Chen (note (vii))	264	–	312	–	576
	6,110	**9,737**	**45,979**	**272**	**62,098**

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

30. DIRECTORS' EMOLUMENTS (Continued)

The emoluments of the directors of the Company on a named basis for the year ended December 31, 2024 are as follows:

	Salaries, allowances and benefits in kind RMB	Performance related bonuses RMB	Share-based compensation expense RMB	Contributions to retirement benefits scheme RMB	Total paid salaries, bonuses, and other benefits RMB
Dr. Yifan Li (note (i))	1,312	1,695	–	71	3,078
Dr. Kai Sun (note (ii))	939	1,907	–	71	2,917
Mr. Shaoqing Xiang (note (iii))	943	1,909	–	71	2,923
Mr. Louis T. Hsieh (note (iv))	725	333	11,922	–	12,980
Ms. Cailian Yang (note (v))	667	756	1,445	71	2,939
Ms. Yi Zhang (note (vi))	711	–	697	–	1,408
Dr. Jie Chen (note (vii))	356	–	348	–	704
	5,653	6,600	14,412	284	26,949

The emoluments of the directors of the Company on a named basis for the year ended December 31, 2025 are as follows:

	Salaries, allowances and benefits in kind RMB	Performance related bonuses RMB	Share-based compensation expense RMB	Contributions to retirement benefits scheme RMB	Total paid salaries, bonuses, and other benefits RMB
Dr. Yifan Li (note (i))	2,277	1,040	–	71	3,388
Dr. Kai Sun (note (ii))	969	1,710	–	71	2,750
Mr. Shaoqing Xiang (note (iii))	971	1,895	–	71	2,937
Ms. Cailian Yang (note (v))	664	775	1,328	71	2,838
Ms. Yi Zhang (note (vi))	703	–	717	–	1,420
Dr. Jie Chen (note (vii))	351	–	396	–	747
Mr. Jia Ren (note (viii))	88	–	52	–	140
Dr. Hui Wang (note (ix))	–	–	–	–	–
	6,023	5,420	2,493	284	14,220

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

30. DIRECTORS' EMOLUMENTS (Continued)

Notes:

i. Dr. Yifan Li is the co-founder of the Group and has served as chief executive officer and director since inception.

ii. Dr. Kai Sun is the co-founder of the Group and has served as chief scientist and director since inception.

iii. Mr. Shaoqing Xiang is the co-founder of the Group and has served as chief technology officer and director since inception.

iv. Mr. Louis T. Hsieh had served as global chief financial officer since April 2021 and director since June 2021, he resigned from the position for personal and family reasons on May 13, 2024.

v. Ms. Cailian Yang has served as vice president of operations and director since November 2017.

vi. Ms. Yi Zhang was appointed as independent director on January 30, 2023.

vii. Dr. Jie Chen was appointed as independent director on January 30, 2023, and resigned as the independent director on December 24, 2025.

viii. Mr. Jia Ren was appointed as independent director on September 8, 2025.

ix. Dr. Hui Wang was appointed as independent directors on December 24, 2025.

The directors' emoluments shown above were paid for their services in connection with the management of the affairs of the Group. Additionally, there was no arrangement under which a director waived or agreed to waive any remuneration during the years ended December 31, 2023, 2024 and 2025.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

31. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees of the Group included 1 director for the years ended December 31, 2023 and 2024, and do not include directors for the year ended December 31, 2025, respectively, details of whose remuneration are set out in Note 30 above. Details of the remuneration of the remaining non-director employees are as follows:

	For the year ended December 31,		
	2023	2024	**2025**
	RMB	*RMB*	***RMB***
Salaries, allowances and benefits in kind	6,222	6,154	**6,702**
Performance related bonuses	3,727	6,642	**3,901**
Contributions to retirement benefits scheme	336	276	**281**
Share-based compensation	21,548	7,691	**11,049**
Total paid salaries, bonuses and other benefits	31,833	20,763	**21,933**

The number of the highest paid employees who are not the directors of the Company whose remuneration fell within the following bands is as follows:

	For the year ended December 31,		
	2023	2024	**2025**
	No. of	No. of	**No. of**
	employees	employees	**employees**
HK$3,500,001 to HK$4,000,000	–	–	**1**
HK$4,000,001 to HK$4,500,000	–	–	**1**
HK$4,500,001 to HK$5,000,000	1	1	**2**
HK$5,000,001 to HK$5,500,000	–	1	**–**
HK$5,500,001 to HK$6,000,000	1	1	**–**
HK$6,000,001 to HK$6,500,000	–	–	**1**
HK$6,500,001 to HK$7,000,000	1	–	**–**
HK$7,000,001 to HK$7,500,000	–	1	**–**
HK$18,000,001 to HK$18,500,000	1	–	**–**
	4	4	**5**

During the years ended December 31, 2023, 2024 and 2025, no emoluments were paid by the Group to the directors of the Company or the five highest paid individuals (including directors and employees) as an inducement to join or upon joining the Group or as compensation for loss of office.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

32. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") ACCOUNTING STANDARDS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS accounting standards ("**IFRSs**") issued by the International Accounting Standards Board. The effects of accounts with differences are reconciled between the consolidated financial statements prepared under U.S. GAAP and IFRSs as follows, for the years ended December 31, 2023, 2024 and 2025; whereas the differences in operating leases, long-term investments and inventory write-downs are not included in the reconciliation as the effects have been immaterial.

Reconciliation of Consolidated Statements of Operations and Comprehensive (Loss) Income

		For the year ended of December 31, 2023 IFRSs adjustments				
Consolidated Statement of Operations and Comprehensive (Loss) income (Extract)	Amounts as reported under U.S. GAAP	Classification and measurement of redeemable shares (Note (a))	Share-based compensation (Note (b))	Listing expense (Note (c))	Subscription receivables (Note (d))	Amounts as reported under IFRSs
	RMB	*RMB*	*RMB*	*RMB*	*RMB*	*RMB*
Cost of revenues	(1,215,611)	–	(1,904)	–	–	(1,217,515)
Sales and marketing expenses	(148,798)	–	(13,297)	–	–	(162,095)
General and administrative expenses	(320,144)	–	17,028	(20,770)	–	(323,886)
Research and development expenses	(790,547)	–	(2,115)	–	–	(792,662)
Other income (loss), net	34	149,435	–	–	–	149,469
Net loss attributable to ordinary shareholders of the Company	(475,968)	149,435	(288)	(20,770)	–	(347,591)
Other comprehensive income (loss)						
Foreign currency translation adjustments	42,048	182,341	–	–	3,933	228,322
Comprehensive (loss) income	(433,920)	331,776	(288)	(20,770)	3,933	(119,269)

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

32. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") ACCOUNTING STANDARDS (Continued)

Reconciliation of Consolidated Statements of Operations and Comprehensive (Loss) Income (Continued)

Consolidated Statement of Operations and Comprehensive (Loss) income (Extract)	Amounts as reported under U.S. GAAP	For the year ended of December 31, 2024 IFRSs adjustments Share-based compensation (Note (b))	Subscription receivables (Note (d))	Amounts as reported under IFRSs
	RMB	*RMB*	*RMB*	*RMB*
Cost of revenues	(1,192,572)	1,317	–	(1,191,255)
Sales and marketing expenses	(193,032)	(5,531)	–	(198,563)
General and administrative expenses	(316,913)	10,142	–	(306,771)
Research and development expenses	(855,641)	351	–	(855,290)
Net (loss) income attributable to ordinary shareholders of the Company	(102,376)	6,279	–	(96,097)
Other comprehensive income (loss)				
Foreign currency translation adjustments	18,535	–	4,807	23,342
Comprehensive (loss) income	(83,841)	6,279	4,807	(72,755)

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

32. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") ACCOUNTING STANDARDS (Continued)

Reconciliation of Consolidated Statements of Operations and Comprehensive (Loss) Income (Continued)

Consolidated Statement of Operations and Comprehensive (Loss) income (Extract)	Amounts as reported under U.S. GAAP	Share-based compensation (Note (b))	Listing expense (Note (c))	Subscription receivables (Note (d))	Amounts as reported under IFRSs
	RMB	RMB	RMB	RMB	RMB
Cost of revenues	(1,762,477)	492	–	–	(1,761,985)
Sales and marketing expenses	(191,990)	(1,366)	–	–	(193,356)
General and administrative expenses	(288,828)	(1,562)	(34,642)	–	(325,032)
Research and development expenses	(796,940)	(6,066)	–	–	(803,006)
Net (income) loss attributable to ordinary shareholders of the Company	435,880	(8,502)	(34,642)	–	392,736
Other comprehensive (loss) income					
Foreign currency translation adjustments	(50,446)	–	–	(33,179)	(83,625)
Comprehensive income (loss)	385,435	(8,502)	(34,642)	(33,179)	309,112

For the year ended of December 31, 2025, IFRSs adjustments

Reconciliation of Consolidated Balance Sheets

As of December 31, 2024, IFRSs adjustments

Interim Condensed Consolidated Balance Sheet (Extract)	Amounts as reported under U.S. GAAP	Classification and measurement of redeemable shares (Note (a))	Share-based compensation (Note (b))	Listing expense (Note (c))	Subscription receivables (Note (d))	Amounts as reported under IFRSs
	RMB	RMB	RMB	RMB	RMB	RMB
Prepayments and other current assets	193,448	–	–	–	326,956	520,404
Total Assets	5,989,611	–	–	–	326,956	6,316,567
Shareholders' equity						
Additional paid-in capital	7,577,113	1,577,476	99,225	29,363	–	9,283,177
Subscription receivables	(292,721)	–	–	–	292,721	–
Accumulated other comprehensive income (loss)	56,975	(379,139)	–	–	34,235	(287,929)
Accumulated deficit	(3,409,725)	(1,198,337)	(99,225)	(29,363)	–	(4,736,650)
Total Shareholders' Equity	3,931,731	–	–	–	326,956	4,258,687

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

32. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") ACCOUNTING STANDARDS (Continued)

Reconciliation of Consolidated Balance Sheets (Continued)

Interim Condensed Consolidated Balance Sheet (Extract)	Amounts as reported under U.S. GAAP	Classification and measurement of redeemable shares (Note (a))	As of December 31, 2025 IFRSs adjustments Share-based compensation (Note (b))	Cash and cash equivalents (Note (e))	Listing expense (Note (c))	Amounts as reported under IFRSs
	RMB	*RMB*	*RMB*	*RMB*	*RMB*	*RMB*
Cash and cash equivalents	1,663,492	-	-	(351,440)	-	1,312,052
Short-term investments	3,091,856	-	-	351,440	-	3,443,296
Total Assets	**11,261,278**	-	-	-	-	**11,261,278**
Shareholders' equity						
Additional paid-in capital	11,925,963	1,577,476	90,723	-	64,005	13,658,167
Accumulated other comprehensive income (loss)	6,530	(379,139)	-	-	-	(372,609)
Accumulated deficit	(2,973,846)	(1,198,337)	(90,723)	-	(64,005)	(4,326,911)
Total Shareholders' Equity	**8,958,754**	-	-	-	-	**8,958,754**

Notes:

(a) Classification and measurement of redeemable shares

Under U.S. GAAP, the Group classified the redeemable shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders' option upon the occurrence of certain deemed liquidation events that outside the Group's control. The redeemable shares were recorded initially at fair value, net of issuance costs. The Group recognized accretion as deemed dividend to the respective redemption value of the redeemable shares over the period starting from issuance date to the earliest redemption date. The accretion was recognized and charged against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in-capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

Under IFRSs, the redeemable shares, which were contingently redeemable at the option of the holders, were classified as financial liabilities. The redeemable shares were designated as financial liabilities at fair value through profit or loss, which were initially and subsequently measured at fair value. Subsequent to initial recognition, the Group considered that the amounts of changes in fair value of the redeemable shares that were attributed to changes in credit risk of the redeemable shares recognized in other comprehensive income (loss) were insignificant. The amount of change in the fair value of the financial liability was presented as other income (loss) in consolidated statements of operations and comprehensive (loss) income.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

32. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") ACCOUNTING STANDARDS (Continued)

Reconciliation of Consolidated Balance Sheets (Continued)

Notes: (Continued)

(a) Classification and measurement of redeemable shares (Continued)

All the redeemable shares of the Company were converted into ordinary shares upon the completion of the Company's IPO in United States on February 9, 2023. Consequently, there was no such reconciliation item in classification and measurement of redeemable shares between U.S. GAAP and IFRSs subsequently.

In the consolidated statements of operations and comprehensive (loss) income for the year ended December 31, 2023, the impact of classification difference, up to the conversion, is the fair value change of the redeemable shares of RMB149,435, and foreign currency translation of RMB182,341.

In the consolidated balance sheets as of December 31, 2023, 2024 and 2025, the impact of classification difference is an increase in additional paid-in capital of RMB1,577,476, and decrease in accumulated deficit, for the accretion impact that exhausted the additional paid-in capital, of RMB1,198,337.

(b) Share-based compensation

Under U.S. GAAP, the Group has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting over the requisite service period. Additionally, the Group has chosen to account for forfeitures when they occur.

Under IFRSs, the accelerated method is required to recognize compensation expense for all employee equity awards granted with graded vesting. Forfeitures must be estimated, and share-based compensation expenses were recognized net of estimated forfeitures.

Accordingly, the reconciliation includes differences in operating cost and expenses of RMB288, RMB6,279, and RMB8,502 for the years ended December 31, 2023, 2024 and 2025, respectively.

(c) Listing expense

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities ("**listing expenses**") may be deferred and capitalized against the gross proceeds of the offering. Under IFRSs, only those listing expenses considered directly attributable to the issuance of new shares to investors can be capitalized. Those listing expenses considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.

Accordingly, the reconciliation includes an expense recognition difference in the consolidated statements of operations and comprehensive (loss) income of RMB20,770, nil and RMB34,642 for the years ended December 31, 2023, 2024 and 2025 and a difference in shareholders' deficit of RMB29,363, RMB29,363 and RMB64,005 as of December 31, 2023, 2024 and 2025, respectively.

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

32. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") ACCOUNTING STANDARDS (Continued)

Reconciliation of Consolidated Balance Sheets (Continued)

Notes: (Continued)

(d)   Receivables from shareholders

Under U.S. GAAP, shareholders' subscription consideration to the Company's equity that has not been paid is accounted for as a contra-equity account in subscription receivables using the historical exchange rates.

Under IFRSs, such shareholders' subscription consideration is recognized as a financial asset measured at amortized cost. Financial asset is a monetary item measured into the reporting currency using the exchange rate at the balance sheet date.

Accordingly, the reconciliation includes reclassification of subscription receivables of RMB310,227 to prepayments and other current assets as of December 31, 2023, 2024 and 2025, respectively and recognition of foreign currency translation differences of RMB3,933, RMB4,807, and RMB33,179 in the consolidated statements of operations and comprehensive (loss) income for the years ended December 31, 2023, 2024 and 2025, respectively.

(e)   Cash and cash equivalent

Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that have both of the following characteristics: (1) readily convertible to known amounts of cash and (2) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. The Group's cash and cash equivalents consist of cash on hand, demand deposits, fixed term deposits and money market funds, which are unrestricted as to withdrawal and use, and have original maturities of three months or less when purchased, presenting insignificant risk of changes in value.

Under IFRS, cash equivalents are defined as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Although the definition of cash equivalents is similar under IFRS and U.S. GAAP, money market funds are generally excluded from cash equivalents because the redemption price for the money market funds may be subject to variability and therefore remain unknown at the time the Company make initial investments, as noted by IFRS Interpretations Committee. Therefore, the amounts deposits in money market funds are recorded as short-term investments under IFRS. The reclassification doesn't result in difference in total assets.

33. SUBSEQUENT EVENTS

On March 24, 2026, the Group granted a total of 785,356 RSUs to certain employees under the 2021 Plan, with the vesting periods of three years or 48 months.

Corporate Information

BOARD OF DIRECTORS

Executive Directors

Dr. LI Yifan (李一帆)
Dr. SUN Kai (孫愷)
Mr. XIANG Shaoqing (向少卿)
Ms. YANG Cailian (楊彩蓮)

Independent Non-executive Directors

Ms. ZHANG Yi (張懌)
Dr. CHEN Jie (陳劼) *(resignation effective from December 24, 2025)*
Mr. REN Jia (任佳)
Dr. WANG Hui (王慧) *(appointment effective from December 24, 2025)*

AUDIT COMMITTEE

Ms. ZHANG Yi (張懌) *(Chairperson)*
Mr. REN Jia (任佳)
Dr. WANG Hui (王慧)

COMPENSATION COMMITTEE

Ms. ZHANG Yi (張懌) *(Chairperson)*
Dr. WANG Hui (王慧)

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Ms. ZHANG Yi (張懌) *(Chairperson)*
Mr. REN Jia (任佳)
Dr. WANG Hui (王慧)

JOINT COMPANY SECRETARIES

Ms. YANG Cailian (楊彩蓮)
Ms. Nelly AU-YEUNG (歐陽麗妮)

AUTHORISED REPRESENTATIVES

Dr. LI Yifan (李一帆)
Ms. Nelly AU-YEUNG (歐陽麗妮)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN THE PRC

10th Floor, Building A
No. 658 Zhaohua Road
Changning District, Shanghai 200050
People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1922, 19/F, Lee Garden One
33 Hysan Avenue, Causeway Bay
Hong Kong

REGISTERED OFFICE IN THE CAYMAN ISLANDS

PO Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE IN CAYMAN ISLANDS

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR

Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

Corporate Information

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants
Registered Public Interest Entity Auditor
35/F, One Pacific Place
88 Queensway
Hong Kong

LEGAL ADVISORS TO THE COMPANY

As to Hong Kong and U.S. laws:
Cleary Gottlieb Steen & Hamilton (Hong Kong)
37/F, Hysan Place
500 Hennessy Road
Causeway Bay
Hong Kong

As to PRC laws:
Fangda Partners
24/F, HKRI Centre Two
HKRI Taikoo Hui
288 Shi Men Yi Road
Shanghai, PRC

As to Cayman Islands laws:
Maples and Calder (Hong Kong) LLP
26th Floor, Central Plaza
18 Harbour Road
Wanchai, Hong Kong

COMPLIANCE ADVISOR

Silver Nile Global Investments Limited

PRINCIPAL BANK

China Merchants Bank, Shanghai Branch
No. 1088, Lujiazui Ring Road
Pudong New Area, Shanghai
People's Republic of China

STOCK CODE

2525

NYSE STOCK TICKER

HSAI

COMPANY'S WEBSITE

www.hesaitech.com

Definitions

"2021 Share Incentive Plan", "2021 Plan" or "Share Incentive Plan"	the share incentive plan adopted by our Company in June 2021, as amended from time to time, which permits the grant of awards in the forms of options, restricted shares, and RSUs or other types of awards approved by the Board or the Compensation Committee or persons authorized by the Board
"ADAS"	advanced driver-assistance systems
"ADS(s)"	American depositary share(s), each of which represents one Class B Ordinary Share
"Articles" or "Articles of Association"	The third amended and restated memorandum and articles of association of the Company adopted by a special resolutions of the shareholders of the Company on March 3, 2026 (as amended from time to time)
"ASIC"	application-specific integrated circuit, an integrated circuit designed for specific purposes and manufactured for specific user requirements and electronic systems
"Audit Committee"	the audit committee of the Board
"Board" or "Board of Directors"	the board of Directors of the Company
"China" or "PRC"	the People's Republic of China, excluding, for the purposes of this report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region
"Class A Ordinary Share(s)"	Class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class A Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Class B Ordinary Share(s)"	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class B Ordinary Share one vote per share on any resolution tabled at the Company's general meetings
"Co-Founder(s)"	Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang
"Companies Ordinance"	Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "Hesai", "we" or "us"	Hesai Group, an exempted company with limited liability incorporated in the Cayman Islands on April 21, 2021
"Compensation Committee"	the compensation committee of the Board

Definitions

"connected person(s)"	has the meaning ascribed to it in the Listing Rules
"connected transaction(s)"	has the meaning ascribed to it in the Listing Rules
"Controlling Shareholders"	has the meaning ascribed to it under the Listing Rules
"Corporate Governance Code" or "CG Code"	the Corporate Governance Code as set out in Appendix C1 to the Listing Rules
"CSRC"	China Securities Regulatory Commission
"Nominating and Corporate Governance Committee"	The nominating and corporate governance committee of the Board
"Depositary"	Deutsche Bank Trust Company Americas
"Director(s)"	the director(s) of the Company
"GAAP"	accounting principles generally accepted in the United States of America
"Global Offering"	The Hong Kong Public Offering and the International Offering as defined in the Prospectus
"Group" or "Hesai Technology"	the Company and its subsidiaries from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange" or the "Stock Exchange"	The Stock Exchange of Hong Kong Limited
"LiDAR" or "lidar"	light detection and ranging, a remote sensing method that uses light to measure the distance or range of objects
"Listing on the Hong Kong Stock Exchange" or "Listing"	the listing of the Class B ordinary shares on the Main Board of the Hong Kong Stock Exchange
"Listing Date"	Being September 16, 2025, on which the Class B ordinary shares were listed on the Hong Kong Stock Exchange
"Listing Rules" or "Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange

Definitions

"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules
"Nasdaq" or "NASDAQ"	the Nasdaq Global Select Market
"Nomination Committee"	the nomination committee of the Board
"OEM"	original equipment manufacturer, which assembles and installs automotive parts during the construction of a new vehicle
"Options"	share options of the Company under the 2021 Plan
"PCAOB"	Public Company Accounting Oversight Board
"Prospectus"	the prospectus of the Company dated September 8, 2025
"Prospectus Date"	September 8, 2025
"R&D"	research and development
"Relevant Period"	the period commencing from the Listing Date to December 31, 2025
"Reporting Period"	the year ended December 31, 2025
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Rule 8A.24 of the Hong Kong Listing Rules and the Articles of Association, being: (i) any amendment to the memorandum of association of the Company or the Articles of Association, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment, election or removal of an independent non-executive Director, (iv) the appointment or removal of the Company's auditors, and (v) the voluntary liquidation or winding-up of the Company
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"Robotics"	autonomous vehicle fleets providing passenger and freight mobility services, robotics and other non-automotive industries, such as automated guided vehicles/autonomous mobile robots, delivery robots, agricultural vehicles, wide industrial applications such as port and yard automation, and stationary applications
"RSU(s)"	restricted share units
"SEC"	the Securities and Exchange Commission of the United States
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time

Definitions

"Shanghai Hesai"	Hesai Technology Co., Ltd.* (上海禾賽科技有限公司), a limited liability company established under the laws of the PRC on October 22, 2014
"Share(s)"	the Class A Ordinary Shares and the Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Shareholder(s)	holder(s) of Shares and, where the context requires, ADSs
"subsidiary(ies)"	has the meaning ascribed to it in section 15 of the Companies Ordinance
"U.S. GAAP"	accounting principles generally accepted in the United States of America
"U.S." or "United States"	the United States of America
"US dollars", "U.S. dollars", "US$" or "USD"	United States dollars, the lawful currency of the United States
"weighted voting rights" or "WVR"	has the meaning ascribed to it under the Hong Kong Listing Rules
"WVR Beneficiary(ies)"	has the meaning ascribed to it under the Hong Kong Listing Rules, and unless the context otherwise requires, refers to Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang, being the holders of the Class A Ordinary Shares, entitled to weighted voting rights
"WVR Structure"	has the meaning ascribed to it under the Hong Kong Listing Rules
"%"	per cent